     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 20, 2003

                                                         REGISTRATION 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                         ELECTRONICS FOR IMAGING, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                             3576                            94-3086355
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                         ELECTRONICS FOR IMAGING, INC.
                                303 VELOCITY WAY
                         FOSTER CITY, CALIFORNIA 94404
                                 (650) 357-3500
  (Address, including zip code, and telephone number, including area code, of principal executive offices)

                                  JOSEPH CUTTS
                            CHIEF FINANCIAL OFFICER
                         ELECTRONICS FOR IMAGING, INC.
                                303 VELOCITY WAY
                         FOSTER CITY, CALIFORNIA 94404
                                 (650) 357-3500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                  JAMES ETHERIDGE                                     MARLEE S. MYERS
                  GENERAL COUNSEL                                   KIMBERLY A. TAYLOR
           ELECTRONICS FOR IMAGING, INC.                        MORGAN, LEWIS & BOCKIUS LLP
                 303 VELOCITY WAY                              ONE OXFORD CENTRE, 32ND FLOOR
           FOSTER CITY, CALIFORNIA 94404                      PITTSBURGH, PENNSYLVANIA 15219
             (650) 357-3500 TELEPHONE                            (412) 560-3300 TELEPHONE
             (650) 357-3776 FACSIMILE                            (412) 560-3399 FACSIMILE

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable following completion of the merger described in this registration statement.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF              AMOUNT TO          OFFERING PRICE         AGGREGATE            AMOUNT OF
     SECURITIES TO BE REGISTERED          BE REGISTERED           PER UNIT          OFFERING PRICE      REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share............................... 2,390,497 shares(1)          N/A                 $0(2)                  $0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Represents the maximum number of shares of EFI common stock issuable in connection with the merger based upon (A) $2.60 (the merger consideration to be paid per share of Printcafe common stock) times (x) 10,622,145 outstanding shares of Printcafe common stock, plus (y) an estimated 1,420,451 shares of Printcafe common stock issuable upon exercise of options and warrants, plus (z) 112,162 shares of Printcafe common stock that could be purchased pursuant to Printcafe's employee stock purchase plan, divided by (B) $13.22, the 52-week low closing price of EFI common stock.

(2) Pursuant to Rule 457(f), represents (a) (i) $2.55, the average of the high and low prices of shares of Printcafe common stock as reported on the Nasdaq National Market on March 15, 2003 times (ii) 12,154,758, the sum of the number of outstanding shares of Printcafe common stock, the number of shares of Printcafe common stock issuable upon exercise of outstanding options and warrants, and the shares of Printcafe common stock that could be purchased pursuant to Printcafe's employee stock purchase plan minus (b) $63,358,405 the proceeds to be received upon exercise of such outstanding Printcafe options and warrants. Inasmuch as the difference between (a) and (b) is a negative number, $(32,424,545), no amount is reflected above.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                [PRINTCAFE LOGO]

                                                                          , 2003

     Dear Fellow Stockholder:

     I am pleased to ask you to vote at a special meeting of our stockholders to consider the merger agreement we signed with Electronics For Imaging, Inc., or EFI. Upon completion of the merger, Printcafe will become a wholly-owned subsidiary of EFI.

     In the proposed merger, each share of our common stock will be converted into $2.60 of consideration. The consideration will be paid, at your election, in shares of EFI's common stock or cash. EFI registered 2,390,497 shares of its common stock in connection with the merger. EFI's common stock is traded on the Nasdaq National Market under the symbol "EFII" and its closing price on the
Nasdaq National Market was $          on           , 2003.

     A special committee of our board of directors negotiated the terms and conditions of the proposed merger and has carefully considered the proposed merger and unanimously recommended the approval of the merger agreement to our board of directors. A majority of the members of our board of directors recommends that you vote to adopt the merger agreement.

     We have scheduled a special meeting of our stockholders to be held on
               , 2003 to consider and vote upon a proposal to adopt the merger agreement. Your vote is very important regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please vote as soon as possible to ensure that your shares will be represented at the special meeting. You may vote by completing, signing, dating and returning the enclosed proxy card in the enclosed prepaid envelope. If you do not vote, it will have the same effect as voting against the merger.

     We look forward to the successful combination of Printcafe and EFI.

                                          Very truly yours,

                                          Marc D. Olin
                                          Chairman, Chief Executive Officer and
                                          President

     YOU SHOULD CAREFULLY READ THE "RISK FACTORS RELATING TO THE MERGER" SECTION
THAT BEGINS AT PAGE   .

     Neither the Securities and Exchange Commission nor any state securities commission has approved of the securities to be issued in connection with the merger or determined if this proxy statement-prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This proxy statement-prospectus is dated           , 2003 and is first
being mailed, together with forms of proxy cards, to our stockholders on or
about           , 2003.

                            PRINTCAFE SOFTWARE, INC.
                               FORTY 24TH STREET
                         PITTSBURGH, PENNSYLVANIA 15222

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON           , 2003

     On           ,           , 2003, Printcafe Software, Inc., a Delaware
corporation, will hold a special meeting of stockholders at its principal executive offices located at Forty 24th Street, Pittsburgh, Pennsylvania 15222. The meeting will begin at 9:00 a.m., local time.

     Only stockholders who owned stock at the close of business on           ,
2003 are entitled to notice of and to vote at this meeting, including at any adjournments or postponements of the meeting. At the meeting, stockholders will consider and vote upon the following matter that is more fully described in this document:

     - Adoption of the Agreement and Plan of Merger, dated as of February 26, 2003, by and among Electronics For Imaging, Inc., Strategic Value Engineering, Inc., a wholly owned subsidiary of EFI, and Printcafe Software, Inc.

     All stockholders are cordially invited to attend the meeting in person. Regardless of whether you plan to attend the meeting, you are urged to sign and date the enclosed proxy which is solicited by our board of directors, and return it promptly in the accompanying envelope, postage for which has been provided if mailed in the United States.

     The prompt return of proxies will ensure a quorum and save the expense of further solicitation. Any stockholder returning the enclosed proxy may revoke it prior to its exercise by voting in person at the meeting or by filing with our corporate secretary at our corporate offices in Pittsburgh, Pennsylvania, a written revocation or a duly executed proxy bearing a later date.

                                          By order of the Board of Directors,

                                          J. Devitt Kramer
                                          Secretary
Pittsburgh, Pennsylvania
          , 2003

                             YOUR VOTE IS IMPORTANT

     IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

     This document incorporates important business and financial information that is not included in or delivered with this document. This information is available without charge upon oral or written request. To be sure that the documents arrive on time, you should make all requests for documents no later
than           , 2003. To request information, you should contact either:

Printcafe Software, Inc.            Electronics For Imaging, Inc.
Forty 24th Street                   303 Velocity Way
Pittsburgh, Pennsylvania 15222      Foster City, California 94404
Attention: Investor Relations       Attention: Investor Relations
(412) 690-3047                      (650) 357-3828

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER......................   ii
SUMMARY.....................................................    1
RISK FACTORS RELATING TO THE MERGER.........................    9
BACKGROUND OF THE MERGER AND RELATED MATTERS................   12
Background and Reasons for the Merger.......................   12
Recommendation of Our Board of Directors....................   16
Opinion of UBS Warburg LLC..................................   16
THE MERGER..................................................   23
United States Federal Income Tax Consequences...............   23
Anticipated Accounting Treatment............................   23
Dissenters' Appraisal Rights................................   24
Resale of EFI Common Stock Issued in the Merger.............   25
Related Agreements..........................................   25
Stock Purchase Program......................................   27
Interests of Our Directors and Executive Officers in the
  Merger....................................................   28
THE MERGER AGREEMENT........................................   29
General.....................................................   29
Effect on Capital Stock, Options, Warrants and Stock
  Purchase Rights...........................................   29
Exchange of Certificates in the Merger......................   30
Representations and Warranties..............................   31
Restrictions on Our Solicitation of Takeover Proposals......   32
Covenants...................................................   33
Conditions to Completion of the Merger......................   34
Termination.................................................   35
THE SPECIAL MEETING.........................................   36
General Information; Purpose of the Special Meeting.........   36
Record Date; Shares Entitled to Vote........................   36
Vote Required...............................................   36
Voting and Revocation of Proxies............................   36
Other Matters to be Considered..............................   37
Solicitation of Proxies.....................................   37
INFORMATION ABOUT PRINTCAFE.................................   38
Business....................................................   38
Selected Consolidated Financial Data........................   45
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   46
Principal Stockholders......................................   56
Price Range of Our Common Stock.............................   59
COMPARATIVE RIGHTS OF EFI STOCKHOLDERS AND OUR
  STOCKHOLDERS..............................................   59
EXPERTS.....................................................   60
LEGAL MATTERS...............................................   60
FORWARD LOOKING STATEMENTS..................................   60
SUBMISSION OF STOCKHOLDER PROPOSALS.........................   61
WHERE TO FIND MORE INFORMATION..............................   61
SOME DOCUMENTS ARE "INCORPORATED BY REFERENCE"..............   62
INDEX TO FINANCIAL STATEMENTS...............................  F-1

ANNEX A -- AGREEMENT AND PLAN OF MERGER DATED AS OF FEBRUARY
           26, 2003.........................................  A-1
ANNEX B -- OPINION OF UBS WARBURG LLC.......................  B-1
ANNEX C -- SECTION 262 OF THE GENERAL CORPORATION LAW OF THE
           STATE OF DELAWARE................................  C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHAT WILL I RECEIVE IN THE MERGER?

A: Each share of our common stock you hold will be converted, at your election, into shares of EFI common stock or cash. If you elect to receive stock, the number of shares of EFI common stock to be issued for each share of our common stock is calculated by dividing $2.60 by the average of the closing sales prices of EFI common stock over 10 trading days ending on and including the fifth trading day before the special meeting.

     EFI will not issue fractional shares. Rather, you will receive cash payments, without interest, in place of any fractional EFI shares you would have otherwise received.

Q:  WHAT STEPS DO I TAKE TO CAST MY VOTE?

A: You may vote by mailing a signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. You may also attend the special meeting and vote in person.

Q:  CAN I CHANGE MY VOTE?

A: Yes. You may change your vote by (1) delivering a written notice of revocation to our corporate secretary before the beginning of the special meeting, (2) delivering a later-dated, signed proxy card to our corporate secretary before the special meeting or (3) by attending the special meeting and voting in person.

Q: IF MY BROKER HOLDS MY SHARES IN "STREET NAME," WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions to your broker, your shares will not be voted and will have the same effect as if you voted against the adoption of the merger agreement.

Q:  WHAT HAPPENS IF I DO NOT VOTE?

A: If you do not submit your proxy or instruct your broker to vote your shares and you do not vote in person at our special meeting of stockholders, the effect will be the same as if you voted against the adoption of the merger agreement.

Q:  IS THE MERGER TAXABLE TO ME?

A: You will generally recognize gain or loss for United States income tax purposes to the extent the amounts received differ from your tax basis in your shares of our common stock.

     The material United States federal income tax consequences of the
transaction are described in more detail beginning on page   .

     The tax consequences to you will depend on the facts of your situation. Please consult your tax advisor for a full understanding of the tax consequences to you of the merger.

Q: HOW DO I ELECT TO RECEIVE CASH OR SHARES OF EFI COMMON STOCK AS MERGER CONSIDERATION?

A: Enclosed with this document is an election form. You may elect to receive cash or stock with respect to some or all of your shares of our common stock. You must complete the election form and return it to American Stock Transfer &
Trust Company, EFI's exchange agent, before           , 2003. Your election will
be valid only if your election form is accompanied by the certificates representing the shares of our common stock that you own. DO NOT SEND YOUR ELECTION FORM OR STOCK CERTIFICATE WITH YOUR PROXY.

     If your shares are held in "street name" then you must instruct your broker to make an election on your behalf.

If you do not make an election or your broker does not make an election on your behalf, then you will receive cash consideration.

Q:  HOW SHOULD I SEND IN MY STOCK CERTIFICATES?

A: If your shares are held in registered form and you want to elect the form of consideration you receive in the merger, you must (1) return a completed election form, and (2) send in your certificates representing your shares of Printcafe common stock with your completed election form and letter of transmittal to the exchange agent. If you do not make an election, then you must keep your certificates until after the closing, when you will receive a letter of transmittal describing how you may exchange your certificates for cash consideration. If your Printcafe common stock is held in a brokerage or other custodial account, you will receive instructions from the entity where your shares are held, advising you of the procedures for making your election and delivering your shares.

Q:  AM I ENTITLED TO DISSENTERS' APPRAISAL RIGHTS?

A: You will be entitled to dissenters' appraisal rights in connection with the merger so long as you comply with Delaware law, including, among other things, not voting in favor of the proposal to adopt the merger agreement and not surrendering your certificates representing shares of our common stock. The availability of dissenters' appraisal rights is discussed in more detail on page
  .

Q:  WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A:  We expect to complete the merger on or about           , 2003. Because the
merger is subject to factors beyond the parties' control, however, we cannot predict whether or when the merger will be completed.

Q: ARE THERE ANY SPECIAL RISKS INVOLVED WITH THIS TRANSACTION ABOUT WHICH I SHOULD BE AWARE?

A: Yes. All transactions involve risk, and you should be aware that an election to receive shares of EFI common stock means that you are deciding to receive and invest in EFI common stock. Some of the particular risks associated with the
merger are discussed in this document, beginning on page   , and risks
associated with an investment in EFI's common stock are discussed in its filings with the SEC, see "Some Documents are 'Incorporated by Reference"' on page . You should read and understand all of these risks before deciding whether you will vote to adopt the merger agreement.

Q:  WHOM CAN I CALL WITH QUESTIONS?

A: If you have any questions about the merger, or if you would like copies of any of the documents referred to in this document, you should call MacKenzie Partners, our proxy solicitor, at (800) 322-2885 or call collect (212) 929-5500 or email proxy@mackenziepartners.com.

                                    SUMMARY

     The following is a brief summary of selected information from this document and may not include all of the information that is important to you. To better understand the merger, and for a more complete description of the legal terms of the transaction, you should read this entire document carefully, as well as those additional documents to which you are referred. See "Where to Find More
Information" on page   .

THE COMPANIES

Printcafe Software, Inc.
Forty 24th Street
Pittsburgh, Pennsylvania 15222
Telephone number: (412) 456-1141
Website: www.printcafe.com

     We are a leading provider of software solutions designed specifically for the printing industry supply chain. Our enterprise resource planning and collaborative supply chain software solutions enable printers and print buyers to improve productivity and lower costs. Our procurement applications for print buyers integrate with our software solutions designed for printers to facilitate Web-based collaboration across the print supply chain. Our software solutions for the printing industry supply chain have been installed by more than 4,000 customers in over 8,000 facilities worldwide, including 24 of the 25 largest printing companies in North America and over 50 businesses in the Fortune 1000.
For additional information about us, see page   . We are a corporation organized
under the laws of the State of Delaware. Our shares are currently listed for quotation on the Nasdaq National Market under the symbol "PCAF." Please note that information found on our website is not part of this document.

Electronics For Imaging, Inc.
303 Velocity Way
Foster City, California 94404
Telephone number: (650) 357-3500
Website: www.efi.com

     EFI is the world leader in imaging solutions for network printing. EFI's industry-leading core technology offers powerful document management tools, seamless networking, high fidelity color and black-and-white output, and greater productivity and cost efficiency. EFI products support a broad range of printers, copiers, multifunction devices and mobile communications devices and printer speeds of up to 2000 pages per minute in color. EFI has pioneered many innovative imaging solutions, including the Fiery(R), EDOX(R), Splash(TM) and DocStream(TM) brands of print controllers, Velocity(TM) workflow software, eBeam(R) Web-enabled whiteboards and PrintMe(TM) which enables anytime, anywhere printing. Best, headquartered in Germany, is a division of EFI offering an array of inkjet proofing solutions for the Graphic Arts market. Unimobile(TM) is EFI's mobile messaging solution for interactive data delivery. EFI maintains 20 offices worldwide. For additional information about EFI, see "Where to Find More
Information" on page   . EFI is a corporation organized under the laws of the
State of Delaware. EFI's shares are currently listed on the Nasdaq National Market under the symbol "EFII." Please note that information found on EFI's website is not part of this document.

     On January 22, 2003 EFI issued a press release concerning its quarter and year ended December 31, 2002 results. For the quarter ended December 31, 2002, revenues were $90.7 million as compared to $105.6 million for the same quarter in 2001. Net income was $7.9 million or $0.14 per fully diluted share in the fourth quarter 2002. This compares to $6.3 million, or $0.11 per fully diluted share, in the same period for 2001. For the twelve months ended December 31, 2002, revenues were $350.2 million as compared to $517.6 million for the same period in 2001. Net income for the twelve months ended December 31, 2002, was $16.0 million, or $0.29 per fully diluted share. This compares to net income of $38.9 million and earnings per fully diluted share of $0.71 reported for the twelve months ended December 31, 2001. As of December 31, 2002, total assets were $727.1 million, up from $703.0 million reported as of December 31, 2001.

SPECIAL MEETING OF OUR STOCKHOLDERS (SEE PAGE   )

     Time, Date, Place and Purpose. The special meeting will be held at our principal executive offices, Forty 24th Street, Pittsburgh, Pennsylvania 15222,
on           , 2003, beginning at 9:00 a.m., local time, to consider and to vote upon a proposal to adopt the merger agreement.

     Record Date and Votes Required.  You can vote at the special meeting if you
owned our common stock at the close of business on           , 2003. On that
date, there were           shares of our common stock outstanding and entitled
to vote, held by approximately           stockholders of record. You can cast
one vote for each share of our common stock you owned on that date. The presence, in person or by proxy, of a majority of the outstanding shares of our common stock is required in order for us to meet the quorum requirement under our bylaws in order to transact business at the special meeting. Adoption of the merger agreement requires the vote of the holders of at least a majority of the outstanding shares of our common stock.

     Please be aware that stockholders representing approximately      % of our
total outstanding voting shares, as of the record date, entered into agreements with EFI in which they agree to vote all of their shares in favor of adoption of the merger agreement. Additionally, on February 13, 2003, we granted EFI an option to acquire approximately 19.9% of the then outstanding shares of our
common stock. As of the record date EFI owned           shares of our common
stock.

     Our directors, executive officers and their affiliates beneficially own
approximately      % of the outstanding shares of our common stock as of
          , 2003. EFI's directors, executive officers and their affiliates
beneficially own approximately      % of the outstanding shares of EFI common
stock as of           , 2003.

     Proxies. If you vote your shares of our common stock by signing a proxy, your shares will be voted at the special meeting as you indicate on your proxy card. If no instructions are indicated on your signed proxy card, your shares will be voted for adoption of the merger agreement. If your shares are held in street name, you should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

     If you abstain from voting, do not return a proxy card or do not give your broker authority to vote your shares, your inaction will have the same effect as a vote against adoption of the merger agreement.

RECOMMENDATION OF OUR BOARD OF DIRECTORS (SEE PAGE   )

     On January 22, 2003, our board of directors formed a special committee consisting entirely of non-management directors who had no financial or employment interest in our largest stockholder, Creo Inc. The special committee engaged its own counsel and financial advisor. The special committee negotiated the terms and conditions of the proposed merger and recommended the approval of the merger agreement to our board of directors. Our board of directors (with the two members who are employees of Creo abstaining) approved the merger agreement, declared the merger agreement advisable, fair to our stockholders and in their best interests and recommends that you vote for the adoption of the merger agreement.

OPINION OF UBS WARBURG LLC (SEE PAGE   )

     UBS Warburg LLC, which served as financial advisor to the special committee, has delivered a written opinion, dated February 25, 2003, to the special committee and the board of directors that, as of the date of the opinion and subject to the matters set forth in the opinion, the consideration to be received by holders of our common stock, other than EFI and its affiliates, in the merger is fair from a financial point of view to those holders. A copy of UBS Warburg's opinion, which includes a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken, by UBS Warburg, is attached to this document as Annex B. You are encouraged to read UBS Warburg LLC's opinion carefully and in its entirety. UBS Warburg LLC has been paid a fee of $500,000 and, if the merger is completed, will be entitled to receive an additional fee of $500,000 for acting as financial advisor to the special committee.

THE MERGER AGREEMENT (SEE PAGE   )

     Terms of the Merger. If the merger is completed, a wholly-owned subsidiary of EFI will merge with and into Printcafe. As a result, we will become a wholly-owned subsidiary of EFI, and you will be able to elect to have your shares of our common stock exchanged for either (a) shares of EFI common stock or (b) cash. A copy of the merger agreement, which is the legal document governing the merger, is attached to this document as Annex A. You are encouraged to read the merger agreement carefully and in its entirety.

     Conditions (see page   ).  The merger will be completed only if the
conditions set forth in the merger agreement are satisfied or waived at or before the closing. These conditions include the following:

     - The approval of the merger agreement by our stockholders;

     - no legal restraint will be in effect which prevents the completion of the merger, prohibits or limits our or EFI's ability to conduct our respective businesses, requires us or EFI to divest any of our respective assets or which otherwise would reasonably be expected to have a material adverse effect on us or EFI;

     - the registration statement to which this document relates must have been declared effective by the SEC;

     - the shares of EFI common stock to be issued in connection with the merger must be approved for listing on the Nasdaq National Market;

     - the accuracy of EFI's and our representations and warranties, and compliance with EFI's and our agreements in the merger agreement;

     - no occurrence of events or conditions that have, or could reasonably be expected to have, a material adverse effect on us or EFI; and

     - EFI must have received "comfort letters" from our independent auditors.

     Covenants (see page   ).  The merger agreement also contains a number of
agreements by Printcafe and EFI, including the following:

     - We agreed to conduct our business in the ordinary course until the merger is completed;

     - except for sales under our employee stock purchase program or issuances of shares of our common stock upon exercise of options or warrants, we agreed that we will not pay dividends, engage in a stock split or a similar transaction, or buy or sell any of our securities, until the merger is completed;

     - we agreed that we will not, and that we will not permit our subsidiaries, officers, directors or representatives, to initiate, solicit, encourage, negotiate or take other actions which would lead to any proposal or offer from a third party to acquire our capital stock or a substantial part of our business or assets, subject only to an exception which allows our board of directors to discharge its fiduciary duties; and

     - EFI agreed to use commercially reasonable efforts to cause the shares of EFI common stock to be issued to our stockholders in connection with the merger to be listed on the Nasdaq National Market.

     Termination (see page   ).  The parties can terminate the merger agreement
under the following circumstances:

     - We and EFI can mutually agree to terminate the merger agreement;

     - either party can terminate the merger agreement if the closing has not occurred by June 30, 2003;

     - EFI can terminate the merger agreement if we breach any of our representations, warranties or agreements in the merger agreement and the breach would permit EFI not to complete the merger;

     - we can terminate the merger agreement if EFI breaches any of its representations, warranties or agreements in the merger agreement and the breach would permit us not to complete the merger;

     - EFI can terminate the merger agreement if our board of directors fails to recommend approval of the merger agreement to our stockholders or withdraws or changes its recommendation; and

     - we may terminate the merger agreement in order to enter into an agreement to complete a business combination or sell our stock or assets on terms which our board of directors determines are superior to the terms of the merger.

     If the merger agreement is terminated because our board of directors changes its recommendation to you or elects to accept a superior proposal, we will generally be required to pay $828,000 to EFI upon termination of the merger agreement.

ACCOUNTING TREATMENT (SEE PAGE   )

     As required by Statement of Financial Accounting Standards No. 141, Business Combinations, EFI will use the purchase method of accounting to account for the merger.

     Under this method of accounting, our assets and liabilities, including all intangible assets, will be recorded by EFI at their respective fair market values. All intangible assets will be amortized over their estimated useful lives with the exception of goodwill and any other intangibles with indefinite lives. Goodwill and other intangibles with indefinite lives are not amortized; rather, they will be assessed for impairment on a periodic basis in the future. Our financial position, results of operations and cash flows will be included in EFI's financial statements prospectively as of the completion of the merger.

     The pro forma financial statements included in this document include a preliminary allocation of EFI's costs of the acquisition. You should note that the final allocation may be materially different from that preliminary allocation.

REGULATORY REQUIREMENTS

     Other than effectiveness of the registration statement to which this document relates, there are no material federal or state regulatory requirements which must be complied with or approvals which must be obtained in connection with the merger.

NASDAQ LISTING

     EFI will file an application for listing of additional shares with Nasdaq after completion of the merger and the listing of those shares is a condition to our obligation to complete the merger.

EFFECTS OF THE MERGER ON THE RIGHTS OF OUR STOCKHOLDERS (SEE PAGE   )

     If you elect to receive shares of EFI common stock, your rights as stockholders will be governed by Delaware law and by EFI's certificate of incorporation and bylaws. Currently, your rights as our stockholder are governed by Delaware law and by our certificate of incorporation and bylaws. If you elect to receive shares of EFI common stock, then following the merger your rights as a stockholder of EFI will differ in some respects from the rights you currently have.

INTERESTS OF OUR DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (SEE PAGE   )

     Our directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of our other stockholders. These interests include the right to retention bonuses, the right to acceleration of vesting of stock options and the right to indemnification and insurance coverage for acts or omissions occurring before the merger is
completed. These arrangements are detailed beginning on page   . The special
committee and our board of directors were aware of these arrangements when they considered the merger.

                    SELECTED EFI CONSOLIDATED FINANCIAL DATA

     The following tables contain EFI's consolidated financial data for the periods presented. The financial data for the nine-months ended September 30, 2002 and September 30, 2001 have been derived from EFI's unaudited condensed consolidated financial statements. In the opinion of EFI's management, all normal and recurring adjustments considered necessary for a fair presentation have been included in its unaudited condensed consolidated financial statements. The nine-month results are not necessarily indicative of the full fiscal year results. The consolidated financial statement data as of, and for each of the years ended December 31, 1997 through 2001 has been derived from EFI's audited consolidated financial statements. This information is only a summary. You should read it along with EFI's historical consolidated financial statements and related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in EFI's annual reports, quarterly reports and other information on file with the SEC and incorporated by reference in this document. See "Some Documents are
'Incorporated by Reference"' on page   .

                                  AS OF AND FOR
                                 THE NINE MONTHS                      AS OF AND FOR THE
                               ENDED SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                               -------------------   ----------------------------------------------------
                                 2002       2001       2001       2000       1999       1998       1997
                               --------   --------   --------   --------   --------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
Revenue......................  $259,476   $412,054   $517,608   $588,449   $570,752   $446,999   $373,404
Cost of revenue..............   126,871    226,108    282,113    311,152    290,636    249,179    171,138
Gross profit.................   132,605    185,946    235,495    277,297    280,116    197,820    202,266
Operating expenses
  Research and development...    68,422     75,017     98,116     94,097     74,971     60,150     42,868
  Sales and marketing........    37,583     44,880     56,767     64,526     59,373     60,615     46,776
  General and
    administrative...........    16,358     19,284     25,456     24,784     18,403     16,637     13,578
  Amortization of goodwill
    and other
    intangibles(1)(2)........     3,246      9,186     12,255     23,621         --         --      9,400
  Merger-related expense.....        --         --         --         --      1,422         --         --
    Total operating
      expenses...............   125,609    148,367    192,594    207,028    154,169    137,402    112,622
Income from operations.......     6,996     37,579     42,901     70,269    125,947     60,418     89,644
Other income, net............     4,575     13,058     17,471     21,550     16,250      9,859     10,309
Income before income taxes...    11,571     50,637     60,372     91,819    142,197     70,277     99,953
Provision for income taxes...    (3,471)   (17,976)   (21,432)   (37,461)   (46,914)   (22,456)   (35,944)
Net income...................  $  8,100   $ 32,661   $ 38,940   $ 54,358   $ 95,283   $ 47,821   $ 64,009
Net income per basic common
  share......................  $   0.15   $   0.61   $   0.73   $   0.99   $   1.74   $   0.89   $   1.21
Net income per diluted common
  share......................  $   0.15   $   0.60   $   0.71   $   0.97   $   1.67   $   0.87   $   1.13
Shares used in computing net
  income per basic common
  share......................    54,173     53,362     53,468     54,649     54,853     53,507     52,831
Shares used in computing net
  income per diluted common
  share......................    54,794     54,613     54,605     55,983     56,963     54,972     56,713
FINANCIAL POSITION
Cash and short-term
  investments................  $469,270   $438,326   $451,207   $353,603   $470,328   $328,732   $246,764
Working capital..............   451,784    428,108    438,020    389,917    487,591    355,361    293,972
Long-term liabilities, less
  current portion............       307      2,972        331      3,140      3,467      4,142      4,267
Total assets.................   723,853    721,419    702,987    654,390    656,075    484,191    395,949
Stockholders' equity.........   623,127    599,485    606,567    545,316    551,187    408,680    346,727

---------------

(1) For the years ended December 31, 2001, 2000, 1999, 1998, and 1997, goodwill amortization was $8,161, $2,040, $57, $57, and $9, respectively, or $0.15, $0.04, $0.00, $0.00, and $0.00 per diluted common share, respectively. For the nine months ended September 30, 2002 and 2001 the goodwill amortization was $0 and $6,120, respectively, or $0.00 and $0.11 per diluted common share, respectively.

(2) Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. SFAS 142 requires among other things, the discontinuance of goodwill amortization and establishes provisions for the reclassification of certain existing recognized intangibles to goodwill. Upon the adoption of SFAS 142, the Company ceased amortizing goodwill and reclassified net intangibles and deferred tax liabilities relating to acquired workforce totaling $0.9 million to goodwill.

                 SELECTED PRINTCAFE CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes to those statements and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The selected balance sheet data as of December 31, 2001 and the selected statement of operations data for the two years ended December 31, 2001 are derived from our audited consolidated financial statements that are included elsewhere in this document. The selected balance sheet data as of December 31, 2000, 1999, 1998 and 1997 and the selected statement of operations data for the years ended December 31, 1999, 1998 and 1997 are derived from our audited consolidated financial statements not included in this document. The financial data as of and for the nine months ended September 30, 2002 and 2001 are derived from our unaudited consolidated financial statements not included in this document. In the opinion of our management, all normal and recurring adjustments necessary for a fair presentation have been included in our unaudited consolidated financial statements. The nine month results are not necessarily indicative of our full year results.

                                       AS OF AND FOR THE NINE
                                            MONTHS ENDED
                                            SEPTEMBER 30,            AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                       -----------------------   --------------------------------------------------
                                          2002         2001        2001        2000        1999      1998     1997
                                       ----------   ----------   ---------   ---------   --------   ------   ------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
Revenue..............................   $ 35,202     $ 30,610    $  41,868   $  25,334   $  4,411   $5,242   $4,077
Cost of revenue......................      7,958        8,990       11,596      10,658      1,415    1,102    1,087
Gross profit.........................     27,244       21,620       30,272      14,676      2,996    4,140    2,990
Operating expenses
  Research and development...........      9,189        9,233       12,180      11,307      1,900    1,601    1,243
  Sales and marketing................     12,611       15,265       19,114      20,542        848      397      470
  General and administrative.........      4,790        5,956        7,645      24,525      2,704    1,651    1,544
  Depreciation.......................      2,191        2,920        3,821       2,060        232      199      146
  Amortization of goodwill and other
    intangibles(1)(2)................     22,154       36,789       49,052      39,481        774       --       --
  Stock-based compensation and
    warrants.........................        895        1,091        1,103       5,144      7,274      254       --
  Restructuring charge...............        525        2,098        2,098       1,185         --       --       --
    Total operating expenses.........     52,355       73,352       95,013     104,244     13,732    4,102    3,403
(Loss) income from operations........    (25,111)     (51,732)     (64,741)    (89,568)   (10,736)      38     (413)
Other expense, net...................     (6,187)      (3,840)      (5,262)     (6,150)      (183)     (22)     (91)
(Loss) income before income taxes....    (31,298)     (55,572)     (70,003)    (95,718)   (10,919)      16     (504)
Provision for income taxes...........         --           --           --          --         --       --       --
Accretion of redeemable preferred
  stock..............................     (6,201)     (11,929)      (5,635)     (4,858)        --       --       --
Net (loss) income....................   $(37,499)    $(67,501)   $ (75,638)  $(100,576)  $(10,919)  $   16   $ (504)
Net loss per basic common share......   $  (9.15)    $(414.45)   $ (468.67)  $ (687.66)  $ (96.36)  $   --   $   --
Net loss per diluted common share....   $  (9.15)    $(414.45)   $ (468.67)  $ (687.66)  $ (96.36)  $   --   $   --
Shares used in computing net loss per
  basic common share.................      4,098          163          161         146        113
Shares used in computing net loss per
  diluted common share...............      4,098          163          161         146        113
FINANCIAL POSITION
Cash and short-term investments......   $  9,903     $  1,103    $   8,648   $  15,206   $     --   $   56   $   83
Working capital......................      5,247      (49,466)        (985)     (4,209)    (4,109)    (566)    (442)
Long-term obligations, less current
  portion............................     12,525          420       33,365      36,114        953       68       98
Total assets.........................     61,266       83,687       79,503     135,958     11,840    2,025    2,277
Redeemable preferred stock...........         --      122,529      132,676     104,230         --       --       --
Stockholders' equity (deficit)(3)....     30,949      (98,223)    (105,373)    (32,792)     4,858     (661)    (150)

---------------

(1) For the years ended December 31, 2001, 2000, 1999, 1998 and 1997, goodwill amortization was $19,576, $16,653, $774, $0 and $0, respectively, or $121.30, $113.86, $6.83, $0.00, and $0.00 per diluted common share. For the nine months ended September 30, 2002 and 2001 the goodwill amortization was $0, and $14,700 respectively, or $0.00 and $90.26 per diluted common share.

(2) Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. SFAS 142 requires among other things, the discontinuance of goodwill amortization and establishes provisions for the reclassification of certain existing recognized intangibles to goodwill. Upon the adoption of SFAS 142, the Company ceased amortizing goodwill.

(3) In June 2002, the Company completed its initial public offering and issued 3,750,000 shares of its common stock at a price of $10.00 per share. The Company received approximately $32,950 in net proceeds and repaid approximately $17,800 of related party debt.

          SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following information has been derived from the unaudited pro forma condensed combined financial statements set forth elsewhere in this document and should be read in connection with that information.

     The unaudited pro forma condensed combined financial information illustrates the estimated effects of the merger as if the merger had occurred at January 1, 2001 for the statement of operations information and at September 30, 2002 for the balance sheet information. The unaudited pro forma financial information has been prepared based on the purchase method of accounting and does not include the impact of non-recurring charges directly attributable to the merger. The basic unaudited pro forma per share information for EFI is based on the weighted average number of outstanding shares of EFI common stock adjusted to include the estimated number of shares of EFI common stock that would be issued in the merger, assuming 50% of our stockholders elect to receive shares of EFI common stock. The diluted unaudited pro forma per share information for EFI is based on the weighted average number of outstanding shares of EFI common stock adjusted to include (1) the dilutive effect of EFI employee stock options and (2) the estimated number of shares of EFI common stock that would be issued in the merger assuming 50% of our stockholders elect to receive shares of EFI common stock.

     The actual exchange ratio will be the average closing price of EFI's common stock for the ten consecutive trading days ending on and including the fifth trading day before the special meeting of our stockholders to vote on a proposal to adopt the merger agreement. The actual percentage of our stockholders receiving shares of EFI common stock in connection with the merger will be determined based on the number of valid elections received by EFI before the election deadline, which is the business day immediately before the date of the special meeting of our stockholders.

     The following information is not indicative of future results or of the results that would have been achieved had the merger been completed on January 1, 2001 or September 30, 2002.

                                                              SEPTEMBER 30, 2002   DECEMBER 31, 2001
                                                              ------------------   -----------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
Revenue.....................................................       $294,678            $559,476
Cost of revenue.............................................        135,391             294,711
Gross margin................................................        159,287             264,765
  Research and development..................................         78,343             111,550
  Sales and marketing.......................................         50,804              76,973
  General and administrative................................         21,435              33,574
  Amortization of goodwill and other intangibles............          5,502              15,263
  Stock-based compensation and warrants.....................            895               1,103
  Restructuring charge......................................            525               2,098
     Total operating expenses...............................        157,504             240,561
Income from operations......................................          1,783              24,204
Other income, net...........................................          3,260              15,034
Income before income taxes..................................          5,043              39,238
Provision for income taxes..................................         (1,513)            (12,767)
Net income..................................................          3,530              26,471
Accretion of redeemable preferred stock.....................         (6,201)             (5,635)
Net income (loss) attributable to common stock..............         (2,671)             20,836
Net income (loss) per basic EFI common share................       $  (0.05)           $   0.38
Net income (loss) per diluted EFI common share..............       $  (0.05)           $   0.37
EFI shares used in computing net income (loss) per basic
  common share..............................................         55,215              54,510
EFI shares used in computing net income (loss) per diluted
  common share..............................................         55,215              55,647
FINANCIAL POSITION
Cash and short-term investments.............................       $441,277
Working capital.............................................        425,212
Long-term liabilities, less current portion.................            307
Total assets................................................        754,372
Stockholders' equity........................................        633,508

COMPARATIVE PER SHARE INFORMATION

     The following table summarizes on a per share basis (1) historical financial information and (2) unaudited pro forma and equivalent pro forma financial information.

     The unaudited pro forma per share information for Printcafe is based on the unaudited pro forma amounts per share for EFI multiplied by an exchange ratio of
0.1967 representing $2.60 divided by an assumed market value of EFI's common stock of $13.22. For purposes of the pro forma information we have used the 52-week low for EFI common stock, which EFI believes approximates the maximum potential dilution related to the merger. The information set forth below is qualified in its entirety by reference to, and should be read in conjunction with, EFI's and our historical consolidated financial information included or incorporated by reference in this document and the unaudited pro forma condensed combined financial statements included elsewhere in this document.

                                                              NINE MONTHS ENDED       YEAR ENDED
                                                              SEPTEMBER 30, 2002   DECEMBER 31, 2001
                                                              ------------------   -----------------
EFI
Net income (loss) per basic common share:
  Historical................................................       $  0.15            $     0.73
  Pro forma.................................................       $ (0.05)           $     0.38
Net income (loss) per diluted common share:
  Historical................................................       $  0.15            $     0.71
  Pro forma.................................................       $ (0.05)           $     0.37
Book value per share:
  Historical................................................       $ 11.45
  Pro forma.................................................       $ 11.43
PRINTCAFE
Net loss per basic common share:
  Historical................................................       $ (9.15)           $  (468.67)
  Per Equivalent EFI share..................................       $(46.52)           $(2,382.66)
Net loss per diluted common share:
  Historical................................................       $ (9.15)           $  (468.67)
  Per Equivalent EFI share..................................       $(46.52)           $(2,382.66)
Book value per share:
  Historical................................................       $  2.92
  Per Equivalent EFI share..................................       $ 14.84

     Neither EFI nor Printcafe has declared or paid any cash dividends. This table does not give effect to EFI's planned stock repurchase program. See "The
Merger -- Stock Purchase Program" on page   .

MARKET PRICE OF EFI'S AND PRINTCAFE'S COMMON STOCK

     The following table shows the closing price per share of EFI's common stock and our common stock reported on the Nasdaq National Market on (a) February 25, 2003, which was the last trading day before the merger was publicly announced on
February 26, 2003 and (b)           , 2003, the most recent practicable date
before the printing of this document. The "Printcafe Equivalent Per Share Price" set forth below equals the closing price of EFI's common stock on the applicable date multiplied by the exchange ratio of $2.60 divided by the average closing price of EFI's common stock for the ten consecutive trading days ending on and including the fifth trading day before the applicable date. For a complete description of the consideration payable in connection with the merger, see "The
Merger," on page   .

                                                                                               PRINTCAFE
                                                                                              EQUIVALENT
                                              EFI CLOSING PRICE   PRINTCAFE CLOSING PRICE   PER SHARE PRICE
                                              -----------------   -----------------------   ---------------
As of February 25, 2003.....................       $16.25                 $ 2.40               $   2.48
As of         , 2003........................

                      RISK FACTORS RELATING TO THE MERGER

     By electing to receive EFI's common stock you will be subject to the risks of ownership of that security. You are urged to consider carefully the following important risk factors, as well as those other risk factors that are discussed in various documents EFI has filed with the SEC and that are incorporated by reference into this document.

     OUR STOCK PRICE, BUSINESS AND OPERATIONS COULD SUFFER IF THE MERGER IS NOT COMPLETED.

     If the merger is not completed, we could be harmed in the following ways:

     - If we do not complete the merger with EFI or complete a similar transaction with a third party, we do not expect to have sufficient cash to repay the $14.2 million of our outstanding debt which becomes due and payable in January 2004 without securing additional debt or equity financing; we do not expect that debt or equity financing would be available;

     - Creo offered, before it withdrew from the bidding process, to acquire the 55.6% of our common stock that it does not own for prices as low as $1.30 per share; if we do not complete the merger, we would likely seek to complete a similar transaction with a third party and the consideration offered by that third party could be substantially less than that offered in the merger;

     - we will incur significant costs associated with the merger, including legal, accounting, financial printing and financial advisory fees; many of these fees must be paid regardless of whether the merger is completed;

     - we could find it difficult to recover if we lose market position or opportunities because of the diversion of management attention while negotiating the merger;

     - EFI does not have a substantial base of customers in the commercial printing industry; the announcement of the merger may result in our customers delaying their decision to license our enterprise resource planning software which could have a material adverse effect on us;

     - our relationships with employees, including our ability to attract and retain key employees, and our relationships with customers and suppliers may be disrupted because of the diversion of management attention while negotiating the merger; and

     - our stock price would decline to the extent that the price of our stock prior to an announcement that the merger is terminated reflects an assumption that the merger will, in fact, be completed.

     THE NUMBER OF SHARES OF EFI COMMON STOCK ISSUED TO YOU IN CONNECTION WITH THE MERGER, IF YOU ELECT TO RECEIVE STOCK CONSIDERATION, WILL FLUCTUATE BASED UPON THE VALUE OF EFI'S COMMON STOCK BEFORE THE COMPLETION OF THE MERGER.

     If you elect to receive shares of EFI common stock in connection with the merger, the exact number of shares of EFI common stock into which your shares of our common stock will be converted is determined by the average value of EFI's common stock over a 10-day trading period ending on the fifth trading day before our special meeting. The average value of EFI's common stock over the 10-day trading period may be higher or lower than the price as of today's date or as of the date of the special meeting. The price of EFI's common stock could change for a variety of reasons, including changes in the business, operations or prospects of EFI and its subsidiaries; the assessment of, and reaction to, the merger by the market; general economic conditions; and other factors. There is no guarantee that the EFI common stock that will be issued to you in exchange for your shares of our common stock will equal or exceed the market value of your shares of our common stock on the date on which the merger was announced, the date of the special meeting, the date of the closing of the merger or at any other particular time. You are urged to obtain current stock price quotations for both the EFI common stock and our common stock.

     THE MERGER WILL NOT QUALIFY AS A TAX-FREE REORGANIZATION, AND THE MERGER CONSIDERATION WILL BE TAXABLE TO YOU.

     The merger will not qualify as a tax-free reorganization under the Internal Revenue Code, and the cash or the shares of EFI common stock you receive would result in gain or loss to you to the extent amounts you receive differ from your tax basis in your shares of our common stock. Any gain or loss will be income reportable for United States federal income tax purposes. If the fair market value of the shares of EFI common stock you receive in connection with the merger exceeds your tax basis in your shares of our common stock, you would have to report a gain for federal income tax purposes. In connection with the merger, unless you elect to receive cash for some of your shares of our common stock, you would not receive cash to satisfy any tax obligation you incur with respect to that gain.

     EFI COULD EXPERIENCE DIFFICULTY INTEGRATING OUR BUSINESS AND ACHIEVING THE BENEFITS ANTICIPATED IN THE MERGER.

     There are a number of risks and challenges involved with integrating our business and operations with EFI's businesses, each of which could be difficult to overcome. These risks and challenges include:

     - Retaining key employees;

     - retaining our customer base; and

     - integrating EFI's and our respective products, operations, procedures and systems.

     Current and potential employees of ours and of the surviving corporation in the merger may be unsure about their role following the merger. Other current or potential employees could decide that they do not wish to work for a subsidiary of EFI following completion of the merger. The combination of these two factors could impair EFI's and our ability to attract and retain key employees. Because of these and other challenges, it is possible that the merger may not achieve the desired benefits and synergies anticipated by the parties and the market price of EFI's common stock could decline.

     SOME OF OUR OFFICERS AND DIRECTORS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM YOUR INTERESTS IN THE MERGER. THESE DIFFERENT INTERESTS COULD INFLUENCE OUR OFFICERS AND DIRECTORS TO SUPPORT THE MERGER EVEN THOUGH THE MERGER MAY NOT BE IN YOUR BEST INTERESTS.

     When you consider the recommendation of our board of directors to adopt the merger agreement, you should remember that some of our officers and directors participate in arrangements that provide them with interests in the merger that are different from, or are in addition to, your interests in the merger. These interests, which could give rise to conflicts of interest, include the right of some of our executive officers to retention bonuses and accelerated vesting of stock options and the right of our directors and officers to indemnification and insurance coverage for acts or omissions occurring before the merger is completed. These interests could make it more likely that our directors and executive officers will support the merger. You should consider carefully whether these interests might have influenced our directors and officers to support and recommend the merger and decide for yourself whether the merger is in your best interests.

     WE MAY BECOME OBLIGATED TO PAY A FEE TO EFI.

     In the merger agreement, subject to several exceptions, we agreed that we will not pursue transactions similar to the merger, including other mergers, sales of assets, sales of capital stock or other business combinations, with any third party. If we rely upon one of the exceptions to this obligation and pursue a superior proposal, we must pay EFI a termination fee of $828,000, whether or not the alternative transaction is ultimately completed. If our stockholders do not approve the merger and within 12 months we enter into an agreement for or complete a similar transaction for consideration equal to or greater than that offered by EFI, we must pay EFI a termination fee of $828,000. If the merger is terminated, and if our board of directors seeks to engage in a similar transaction with a different party, that party may not complete the alternative transaction. In addition, if we enter into an agreement with another party for a transaction similar to the merger, EFI can require us to repurchase the shares of common stock purchased by EFI upon exercise of the option that we granted to EFI.

     THE PRICE OF EFI'S COMMON STOCK IS AFFECTED BY FACTORS DIFFERENT FROM THE FACTORS THAT AFFECT THE PRICE OF OUR COMMON STOCK.

     If you elect to receive shares of EFI common stock you will become subject to the risks of being an EFI stockholder. EFI's business is much broader than our business. As a result, EFI's results of operations and the price of its common stock may be affected by factors that did not affect our operations and the trading price of our common stock. You should carefully read the documents incorporated by reference by EFI to understand EFI's business and many of the risks it faces. See "Some Documents Are 'Incorporated By Reference'."

                  BACKGROUND OF THE MERGER AND RELATED MATTERS

BACKGROUND AND REASONS FOR THE MERGER

  Background of the Merger.

     On November 22, 2002, our board of directors met to discuss, among other things, our outstanding indebtedness, including balloon payments which were due in January 2004, and our available financing alternatives. Based on that review, our board of directors determined that we needed to attempt to refinance or restructure our indebtedness prior to maturity. In addition, our board of directors determined that if we were unable to restructure our indebtedness, our board of directors would consider the strategic alternatives available to us, including a sale of the company.

     On January 22, 2003, Creo, the holder, at that time, of 30% of the outstanding shares of our common stock, announced that it had entered into definitive agreements to acquire, for $1.30 in cash or shares of Creo's common stock at the election of each stockholder, shares of our common stock from two of our stockholders. If those transactions were consummated, Creo's ownership interest in Printcafe would increase from 30% to approximately 55%. At the same time, Creo delivered a proposal to our board of directors to acquire all the remaining shares of our common stock for consideration of $1.30 per share in shares of Creo's common stock, but subject to both a minimum and maximum number of shares that would be issued regardless of the trading price of Creo's common stock. On that day, during a conference call with Creo, its legal counsel and our legal counsel, Creo indicated that it viewed its proposed acquisition of us to be strategic and informed us that it would not sell its shares to a third party, even if the third party offered a higher price. Prior to Creo's public announcement, our board of directors was unaware that Creo had been attempting to gain control of Printcafe.

     Shortly after announcement of the offer from Creo, we received a proposal from EFI to acquire all the outstanding shares of our common stock for $2.60 per share for either cash or shares of EFI common stock, without a collar. A collar is a minimum and maximum limit on the number of shares of stock that would be issued and is determined based on the then trading value of the shares. Our board of directors met on the evening of January 22, 2003. At that meeting, a majority of the members of our board of directors requested that Amos Michelson, the chairman of our board of directors who is also the chief executive officer of Creo, resign from his position as chairman of our board of directors. Our board of directors appointed Marc Olin, our president and chief executive officer, as the new chairman of our board of directors. In addition, our board of directors appointed a committee of directors who were unaffiliated with Creo to consider the offers received from Creo and EFI, as well as any other strategic alternatives available to us. The special committee consisted of Charles Billerbeck, Victor Cohn and Thomas Gill. Mr. Billerbeck was appointed chairman of the special committee.

     From January 23 through January 30, 2003, the special committee met on several occasions to consider, among other things, retaining its own financial and legal advisors. The special committee retained Thelen Reid & Priest LLP and Potter Anderson & Corroon LLP as legal counsel. On January 31, 2003, the special committee retained UBS Warburg as its financial advisor.

     From February 2 through February 12, 2003, at the direction of the special committee, UBS Warburg conducted a market test by contacting other potential bidders for Printcafe. To that end, UBS contacted approximately 30 potential strategic and financial buyers for Printcafe; however, no additional offers emerged as a result of that process.

     On January 30, 2003, Creo consummated the purchase of 1,532,052 shares of our common stock pursuant to its agreement with one of our stockholders, thereby increasing its ownership to 44.4% of our outstanding common stock. The second agreement was scheduled to close on February 24, 2003 and the special committee became increasingly concerned that Creo would assume control of Printcafe by consummating that agreement. The special committee feared that if Creo assumed voting control of Printcafe, Creo would prevent the independent directors from pursuing the EFI proposal or any offer for Printcafe other than Creo's offer at $1.30 per share in Creo stock. To protect our stockholders against being coerced into accepting Creo's $1.30 offer and to avoid losing control of the sale process, the special committee considered the adoption of a stockholders' rights plan.

     In assessing whether to adopt the stockholders' rights plan, the special committee was advised that the issuance of the rights under the rights plan could be viewed as a technical default under our existing loan agreement with an affiliate of Creo. Unwilling to put Printcafe at risk for a claim of default, the special committee sought to find an alternative source of credit should Creo, through its affiliate, claim a default as a result of the adoption of the stockholders' rights plan.

     Since no additional competing proposal had emerged as a result of the UBS Warburg market test, the special committee approached EFI and inquired as to whether EFI would be willing to provide us with standby credit in the event of a claim of default. EFI agreed to provide us with the necessary credit, in exchange for our agreement to (a) enter into exclusive negotiations for a period of time with EFI based on its $2.60 proposal; and (b) grant EFI an option to acquire 2,126,574 shares of our common stock in return.

     On February 13, 2003, we announced our adoption of a stockholders' rights plan. In addition, on the same day, we and EFI executed and delivered:

     - A stock option agreement providing EFI with the right to acquire 2,126,574 shares of our common stock at a price per share of $2.60 per share.

     - a letter agreement providing for the extension of credit by EFI to us;
       and

     - a letter agreement setting forth the terms upon which we could pursue alternate proposals to EFI's proposed business combination.

     On February 14, 2003, counsel to EFI delivered a first draft of a merger agreement and ancillary documents to counsel for the special committee. From February 14, 2003 through February 26, 2003, we, EFI and the special committee, together with each party's respective representatives, negotiated the terms of the merger.

     On February 19, 2003, Creo commenced an action in The Court of Chancery of the State of Delaware in and for New Castle County captioned Creo, Inc. v. Printcafe Software, Inc., Electronics For Imaging, Inc., Marc D. Olin, Charles
J. Billerbeck, Victor A. Cohn and Thomas J. Gill. Creo requested a temporary restraining order that would preclude us from (a) triggering, exercising or otherwise giving effect to the stockholders' rights plan we adopted, (b) taking any action "with the intent or effect of impeding the operation of market forces in an open bidding contest for Printcafe," (c) taking any steps or actions to enforce the fee provided for in the letter agreement we entered into with EFI,
(d) taking any steps or any actions to enforce the option we granted to EFI, (e) taking any steps or actions to enforce the no solicitation provisions of the standby credit letter that we entered into with EFI, (f) engaging in any "conduct intended to cause or having the effect of causing Printcafe to forgo the opportunity to explore and enter into economically more favorable transactions" and (g) entering into, or purporting to enter into, a merger agreement between EFI and us before the court finally rules on the action. On February 21, 2003 the court denied Creo's request for a temporary restraining order.

     On February 21, 2003, the special committee received an offer from Creo to acquire Printcafe in a transaction in which the consideration per share of our common stock would be $3.00 in shares of Creo common stock "subject to an appropriate collar." The offer from Creo did not specify the nature of the collar. Creo issued a press release announcing its offer. The special committee and its advisors met on the evening of February 21, 2003 to discuss this offer. At that meeting, the special committee reviewed our rights and obligations under the exclusivity agreement with EFI and determined, based on the advice of Potter Anderson & Corroon LLP, its legal advisor and its financial advisor, that the $3.00 offer from Creo was reasonably likely to lead to a superior proposal and to engage in further discussions with Creo.

     On February 21 and 22, 2003, UBS Warburg contacted representatives of Creo to discuss the terms and conditions of Creo's offer, including the parameters of the collar referred to in its offer letter, and to clarify the timing and procedures for continued negotiations with the special committee. The special committee met twice telephonically on February 22, 2003 to remain apprised of the discussions with Creo and to consider the status of its negotiations with EFI.

     On February 23, 2003, the special committee received a revised offer from Creo to acquire Printcafe in a transaction in which the offered consideration for each share of our common stock was $4.00 in shares of Creo common stock, subject to a 20% collar. Creo did not issue a press release announcing this offer. On that same day, the special committee and its advisors met several times telephonically to discuss the revised offer from Creo and directed its advisors to continue negotiations with Creo under the revised terms of its offer. Potter Anderson, counsel for the special committee and Morgan, Lewis & Bockius LLP, our counsel, engaged in discussions with counsel for Creo regarding the terms of a proposed merger agreement.

     On February 24, 2003, EFI sent us a letter modifying the condition to EFI's obligation to lend us funds for working capital purposes. That letter agreement modified a condition to EFI's obligations in the original standby credit letter agreement by extending the date by which we and EFI must have executed and delivered a merger agreement from February 24, 2003 to March 1, 2003.

     On February 24, 2003, Creo informed the special committee that it was withdrawing from the bidding process and terminating its offers. The special committee met telephonically on the evening of February 24, 2003 to discuss the withdrawal of Creo's offers and to consider the terms of EFI's proposed transaction at $2.60 per share.

     On February 25, 2003, the special committee met to discuss the terms of the proposed merger with EFI. Counsel reviewed the principal terms of the merger agreement and UBS Warburg explained the methodologies it used to arrive at its opinion as to the fairness of the transaction from a financial point of view. After its presentation, UBS Warburg delivered its oral opinion, subsequently confirmed in writing and based on and subject to the matters described in its opinion, that the merger consideration was fair, from a financial point of view, to our stockholders, other than EFI and its affiliates. Both counsel and UBS Warburg answered questions from the special committee. After further deliberations, the special committee then recommended that our board of directors accept EFI's proposed transaction as set forth in the proposed merger agreement. In addition, subject to approval of the merger agreement by our board, the special committee recommended amendments to our stockholders' rights plan which would prevent the distribution of the rights as a result of the execution of the merger agreement with EFI.

     Immediately following the meeting of the special committee, our board of directors met. All of the directors, including those directors who are employees of Creo, participated in the meeting. Counsel for Printcafe and counsel for the special committee reviewed the terms of the proposed merger agreement and UBS Warburg reiterated its earlier presentation given to the special committee. Both counsel and UBS Warburg answered questions from members of our board of directors. After discussion, our board of directors adopted and approved the proposed merger with EFI, whereby each of our stockholders would receive $2.60 in cash or, at their election, in EFI stock for each share of our stock that they own, declared the merger agreement advisable and determined that the merger agreement and the merger were fair to and in the best interest of Printcafe and our stockholders. The two members of our board of directors employed by Creo, Amos Michelson and Judi Hess, each abstained from the vote on the merger and the merger agreement.

     Early in the morning of February 26, 2003, we, EFI and a subsidiary of EFI executed and delivered the merger agreement. Before the Nasdaq National Market opened on February 26, 2003, we and EFI issued a press release announcing the proposed merger.

     Our Reasons for the Merger. In reaching its decision, our board of directors consulted with our senior management, legal counsel and financial advisor, reviewed a significant amount of information, received the recommendation of the special committee that the board approve the merger, discussed the recommended action with the special committee and considered a number of factors, including, among others, the following factors:

          - The possible alternatives to the merger, including the possibility of continuing to operate Printcafe as a stand-alone entity and the risks associated with that alternative as well as Creo's prior attempt to purchase, in private transactions, a controlling interest in Printcafe at $1.30 per share in cash and its offer to exchange all remaining outstanding shares of our common stock for shares of Creo common stock valued at $1.30 per share, subject to a collar;

          - the $2.60 per share to be paid as the consideration in the merger represents a premium of 122.2% over the trailing average closing sales prices for our common stock as reported on Nasdaq for the three months ended February 25, 2003, a premium of 28.7% over the trailing average closing sales prices for our common stock as reported on Nasdaq for the one month ended February 25, 2003, a premium of 14% over the trailing average closing sales prices for our common stock as reported on Nasdaq for the one week ended February 25, 2003, and a premium of 8.3% over the closing sale price for our common stock as reported on Nasdaq on February 25, 2003, the trading day before the board's approval of the merger agreement;

          - the financial presentations made by UBS Warburg and the written opinion of UBS Warburg to the special committee and our board of directors to the effect that, as of February 25, 2003, and based on and subject to the factors and assumptions set forth in the written opinion, the consideration to be received by holders of our common stock, other than EFI and its affiliates, pursuant to the merger agreement is fair from a financial point of view to those holders;

          - the ability of our stockholders to elect to receive shares of EFI common stock in the merger, thereby giving them the opportunity to continue as equity owners of the combined company after the merger;

          - the results of UBS Warburg's market check and the letter received from Creo on February 24, 2003 indicating that it was no longer interested in the bidding process and was terminating its prior offers and UBS Warburg's advice, based on those factors, as to the relatively low likelihood of completing an alternative transaction;

          - our then current and historical financial condition, including the timing of the repayment obligations on our existing indebtedness and the prospects for refinancing that indebtedness, our results of operations as a stand-alone company, our prospects and strategic objectives, the risks involved in achieving those prospects and objectives, conditions in our industry as a whole, and the current economic environment;

          - then current financial market conditions, and historical market prices, volatility and trading information with respect to our common stock;

          - other historical information concerning our business, prospects, financial performance and condition, operations, technology, management and competitive position;

          - the fact that pursuant to the merger agreement, we are not prohibited from responding (at any time prior to our stockholders' adoption of the merger agreement) in the manner provided in the merger agreement to takeover proposals that our board of directors determine in good faith constitute a superior offer, and, upon payment of a termination fee of $828,000 and compliance with the terms of the merger agreement, we may terminate the merger agreement to enter into an agreement for a superior transaction;

          - the terms of the merger agreement and related documents, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

          - the risks and contingencies related to the announcement and pendency of the merger, the possibility that the merger will not be consummated and the potential negative effect of public announcement of the merger in that event on our sales, operating results and stock price and our ability to retain key management and personnel; and

          - the conditions to EFI's obligation to complete the merger and the limited right of EFI to terminate the merger agreement.

     This list is not exhaustive but includes the material factors considered by the special committee or our board of directors. Individual members of the special committee or our board of directors may have considered other factors not included in this list.

     In view of the variety of factors considered in connection with its evaluation of the merger, neither the special committee nor our board of directors quantified or assigned relative weights to the specific factors considered in reaching their recommendations. Instead, the special committee and our board of directors made their recommendations based on the totality of the information presented to and considered by them.

     The special committee and our board of directors also took into consideration potential risks associated with the merger and an investment in shares of EFI's common stock, and concluded that the potential benefits of the merger outweighed these factors. These factors include the risk that circumstances may arise that provide EFI the right not to consummate the merger and that an investment in EFI stock is likely to be affected by the markets in which it competes. There can be no assurance that the shares of EFI stock you receive in the merger, should you elect to receive stock, will not decline in value. See "Risk Factors Relating to the Merger," beginning on page .

     EFI's Reasons for the Merger. The merger is part of EFI's strategy of expanding its software offerings for the professional printing market. With the convergence of traditional and digital printing, the combination of EFI's imaging and workflow solutions with Printcafe's enterprise management software is intended to accelerate the adoption of digital printing management throughout the process from procurement through production.

RECOMMENDATION OF OUR BOARD OF DIRECTORS

     After careful consideration, the special committee and our board of directors, on February 26, 2003 (with Mr. Michelson and Ms. Hess, who are employees of Creo, abstaining) determined that the terms of the merger agreement and the merger were fair to, and in the best interest of, Printcafe and our stockholders and approved the merger agreement and the merger. In reaching their decisions, the special committee and our board of directors consulted with our management team and advisors and independently considered the proposed merger agreement and the transactions contemplated by the merger agreement. The committee unanimously recommended to our board of directors that it approve the merger agreement and our board of directors (with Mr. Michelson and Ms. Hess abstaining) has declared the merger agreement advisable and fair to Printcafe and our stockholders and recommends that you vote to adopt the merger agreement.

     In considering the recommendation of the committee and our board of directors with respect to the merger agreement, you should be aware that our directors and executive officers may have interests in the merger that are different from, or are in addition to, the interests of our other stockholders. Please see "Interests of Our Directors and Executive Officers in the Merger," on
page   .

OPINION OF UBS WARBURG LLC

     Under the terms of an engagement letter, dated January 31, 2003, the special committee retained UBS Warburg LLC to provide financial advisory services and a financial fairness opinion to the special committee and to our board of directors in connection with a possible business combination transaction involving Printcafe. At the meeting of the special committee and the subsequent meeting of our board of directors, in each case held on February 25, 2003, UBS Warburg delivered its oral opinion to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the consideration to be received by holders of our common stock, other than EFI and its affiliates, in the merger is fair from a financial point of view to such holders. The opinion was confirmed by delivery of a written opinion dated February 25, 2003.

     The following summary of the UBS Warburg opinion is qualified in its entirety by reference to the full text of the opinion. The full text of the opinion sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, by UBS Warburg and is attached as Annex B to this document and incorporated in this document by reference. You are encouraged to read carefully the UBS Warburg opinion in its entirety.

     UBS Warburg's opinion:

     - Is directed solely to the special committee and the board of directors;

     - relates only to the fairness from a financial point of view of the consideration to be received by holders of our common stock, other than EFI and its affiliates, in the merger;

     - addresses the aggregate value to be received by holders of our common stock as a whole, without regard to the individual's size of holdings, and does not in any respect constitute an opinion on the particular situations of specific stockholders, including Creo and its affiliates and those stockholders distinguished by size of position or other factors;

     - does not address our underlying business decision to effect the merger;

     - does not constitute a recommendation to you about how to vote with respect to the merger agreement or any other matter; and

     - is necessarily based upon economic, monetary, market and other conditions as in effect on, and the information made available to UBS Warburg as of, the date of the opinion.

     In arriving at its opinion, UBS Warburg, among other things:

     - Reviewed selected publicly available business and historical financial information relating to Printcafe and EFI;

     - reviewed the reported prices and trading activity for our common stock and EFI's common stock;

     - reviewed selected internal financial information and other data relating to our business and financial prospects, including estimates and financial forecasts for fiscal 2003 prepared by our management, which were provided to UBS Warburg and not publicly available;

     - reviewed selected publicly available research analysts' estimates of EFI's future financial performance;

     - conducted discussions with members of our senior management;

     - reviewed publicly available financial and stock market data with respect to selected other companies in lines of business UBS Warburg believed to be generally comparable to those of Printcafe and EFI;

     - reviewed publicly available financial data with respect to selected other transactions involving companies in lines of business UBS Warburg believed to be generally comparable to those of Printcafe;

     - reviewed drafts of the merger agreement; and

     - conducted other financial studies, analyses and investigations and considered other information as UBS Warburg deemed necessary or appropriate.

     In connection with its review, with the consent of the special committee and the board of directors or at the direction of the special committee and the board of directors, as applicable, UBS Warburg:

     - Assumed that the final executed form of the merger agreement did not differ in any material respect from the draft that UBS Warburg examined, and that we, EFI and its subsidiary will comply with all material terms of the merger agreement;

     - assumed that the financial forecasts and estimates for fiscal 2003 referred to above had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of our management as to our future performance;

     - did not assume any responsibility for independent verification of any of the information referred to above and relied on it as being complete and accurate in all material respects; and

     - did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Printcafe or EFI, nor was UBS Warburg furnished with an evaluation or appraisal.

     UBS Warburg was not asked to, and did not, recommend the specific consideration payable in the merger, which was determined through negotiations between EFI and the special committee. In addition, UBS Warburg was not asked to, and did not offer any opinion as to the material terms of the merger agreement or the form of the transactions contemplated thereby, and expressed no opinion as to what the actual value of EFI common stock will be when issued pursuant to the merger or the prices at which EFI common stock will trade in the future. UBS Warburg also did not express any opinion as to whether holders of significant numbers of shares of our common stock could sell such shares for more consideration per share than the consideration being paid in the merger in privately negotiated transactions.

     At the request of the special committee, UBS Warburg contacted third parties to solicit indications of interest with respect to a possible business combination with Printcafe and held discussions with a number of these parties before the date of UBS Warburg's written opinion.

     The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not susceptible to partial analysis or summary descriptions. In arriving at its opinion, UBS Warburg made qualitative judgments as to the significance and relevance of each analysis and factor considered by it, and based on the results of all the analyses undertaken by it and assessed as a whole. UBS Warburg did not draw conclusions, in isolation, from or with regard to any one factor or method of analysis. Accordingly, UBS Warburg believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the processes underlying the analyses set forth in its opinion.

     In performing its analyses, UBS Warburg made many assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond our or EFI's control. No company, transaction or business used in those analyses as a comparison is identical to Printcafe or EFI or their respective businesses or the merger, nor is an evaluation of the results entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the operating results, public trading or other values of the companies or transactions being analyzed.

     The estimates contained in the analyses performed by UBS Warburg and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than suggested by these analyses. In addition, analyses relating to the value of securities do not purport to be appraisals or to reflect the prices at which a business might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

     The following is a summary of the material financial analyses used by UBS Warburg in connection with the rendering of its opinion. The financial analyses summarized below include information presented in tabular format. In order to understand the financial analyses fully, the tables must be read together with the text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

  PRINTCAFE ANALYSES

     Historical Stock Performance. UBS Warburg reviewed historical trading prices for our common stock. This stock price performance review indicated that, for the period beginning June 19, 2002, the first trading day following our initial public offering, through and including February 24, 2003, the low and high closing prices for our common stock were $0.92 and $8.00, respectively. This review further indicated that the closing price for our common stock was $1.10 on January 20, 2003, which was prior to Creo's $1.30 per share offer being made public. UBS Warburg referred to the $1.10 closing stock price on January 20, 2003 as the Unaffected Price. UBS Warburg also reviewed the average closing prices over periods prior to February 24, 2003 as set forth in the following table:

SELECTED STATISTICS(1)                                         CLOSING PRICE
----------------------                                         -------------
February 24, 2003...........................................       $3.24
5 Day Average...............................................       $2.56
10 Day Average..............................................       $2.39
20 Day Average..............................................       $2.29
60 Day Average..............................................       $1.56
90 Day Average..............................................       $1.47
180 Day Average.............................................       $2.34

---------------

(1) All periods based on trading days

     Selected Comparable Public Company Analysis. UBS Warburg compared selected financial information, ratios and public market multiples for Printcafe to the corresponding data for the following six publicly-traded companies:

     - i2 Technologies, Inc.

     - Retek Inc.

     - Manugistics Group, Inc.

     - Descartes Systems Group, Inc.

     - Aspen Technology, Inc.

     - QRS Corporation

     UBS Warburg chose the selected companies because they were publicly-traded companies that, for purposes of the analysis, UBS Warburg considered reasonably similar to Printcafe in that these companies are relatively smaller, independent companies that operate in the computer software industry selling supply chain management products. The selected public companies may significantly differ from Printcafe based on, among other things, the size of the companies, the geographic coverage of the companies' operations and the particular business segments in which the companies focus.

     UBS Warburg reviewed, among other information, the comparable companies' multiples of enterprise value, which consists of the market value of the particular company's common equity plus the market value (when available) of the company's total debt, preferred stock and minority interests, minus cash, cash equivalents and marketable securities to:

     - Estimated calendar 2002 revenue, referred to as CY 2002E revenue, and

     - estimated calendar 2003 revenue, referred to as CY 2003E revenue.

     The Printcafe comparable companies analysis resulted in the following ranges of implied multiples as of February 21, 2003:

                                                           PRINTCAFE IMPLIED   PRINTCAFE IMPLIED   PRINTCAFE IMPLIED
                                                              MULTIPLE @          MULTIPLE @          MULTIPLE @
                          MULTIPLE RANGE   MEAN   MEDIAN   UNAFFECTED PRICE     $2.40/SHARE (1)       $2.60/SHARE
                          --------------   ----   ------   -----------------   -----------------   -----------------
Enterprise Value/ CY
  2002E Revenue.........   0.4x to 1.0x    0.7x    0.6x          0.5x                0.8x                0.9x
Enterprise Value/ CY
  2003E Revenue.........   0.6x to 1.1x    0.8x    0.7x          0.5x                0.8x                0.8x

---------------

(1) Printcafe's closing stock price on February 21, 2003.

     Estimated revenue data for Printcafe and the selected companies were based on the respective companies' relevant SEC filings as well as publicly available research analysts' estimates.

     Selected Comparable Transaction Analysis. UBS Warburg reviewed publicly available financial information relating to the following selected transactions in the software industry since January 2002:

ACQUIROR                                                              TARGET
--------                                                              ------
SunGard Data Systems, Inc.                                  Caminus Corporation
SSA Global Technologies, Inc.                               Infinium Software Inc.
Novell, Inc.                                                SilverStream Software, Inc.
MSC Software Corp.                                          Mechanical Dynamics, Inc.
TIBCO Software Inc.                                         Talarian Corporation

     UBS Warburg chose the selected transactions because they were business combinations that, for the purposes of the analysis, UBS Warburg considered to be reasonably similar to the merger in that these transactions involved companies in the computer software industry. The selected transactions may differ significantly from the merger based on, among other things, the size of the transactions, the structure of the transactions and the dates that the transactions were announced and consummated.

     UBS Warburg reviewed, among other things, the enterprise values, which consist of the market value of the particular company's common equity plus the market value (when available) of the company's total debt, preferred stock and minority interests, minus cash, cash equivalents and marketable securities, implied in the relevant transactions as a multiple of the company's last twelve months revenue, and the company's estimated next twelve months revenue.

     The analysis indicated the following implied multiples for the selected transactions and for the merger:

                                  AT ANNOUNCEMENT OF THE TRANSACTION    AT CLOSING OF THE TRANSACTION    PRINTCAFE IMPLIED
                                 ------------------------------------   ------------------------------      MULTIPLE @
                                  MULTIPLE RANGE     MEAN     MEDIAN    MULTIPLE RANGE   MEAN   MEDIAN      $2.60/SHARE
                                 ----------------   ------   --------   --------------   ----   ------   -----------------
Enterprise Value/Last Twelve
  Months Revenue...............      1.2x-3.7x       2.0x      1.7x       1.0x-2.1x      1.5x    1.4x          0.9x
Enterprise Value/Next Twelve
  Months Revenue...............      1.4x-3.5x       2.1x      1.8x       0.9x-2.0x      1.5x    1.6x          0.8x

     All multiples for Printcafe and the selected transactions were based on relevant SEC filings, press releases and publicly available research analysts' estimates.

     Premiums Paid Analysis. UBS Warburg reviewed selected purchase price per share premiums paid or to be paid in acquisitions of publicly-traded, domestic software companies, excluding "merger of equals" transactions, announced from January 1, 2002 through the end of January 2003, with deal sizes in excess of $25 million. This analysis indicated mean and median and high and low premiums to the targets' closing stock prices on dates, and the targets' average closing stock prices for periods, prior to the announcement of the applicable transaction as set forth in the following table. The premiums for Printcafe were calculated based on our closing stock prices on dates, and our average closing stock prices for periods, prior to January 21, 2003, the day before Creo's $1.30 per share offer was made public, and February 24, 2003.

                                                                                         PREMIUM (%) TO AVERAGE STOCK
                                            PREMIUM (%) TO STOCK PRICE                         PRICE FOR PERIOD
                             ---------------------------------------------------------   -----------------------------
                               ONE DAY        ONE WEEK      ONE MONTH     THREE MONTHS     ONE WEEK        ONE MONTH
                               PRIOR TO       PRIOR TO       PRIOR TO       PRIOR TO       PRIOR TO        PRIOR TO
                             ANNOUNCEMENT   ANNOUNCEMENT   ANNOUNCEMENT   ANNOUNCEMENT   ANNOUNCEMENT    ANNOUNCEMENT
                             ------------   ------------   ------------   ------------   -------------   -------------
Mean.......................      64.7           63.1           67.3          100.8            65.2            65.2
Median.....................      48.7           45.6           51.2           70.2            42.5            51.0
High.......................     260.0          261.4          267.5          560.0           259.6           272.6
Low........................       5.2            2.5          (12.4)         (32.9)            3.7            (6.3)
Implied Premium of the
  merger @ $2.60 per
  share(1).................     136.4          120.3          145.3          126.1           132.6           124.0
Implied Premium of the
  merger @ $2.60 per
  share(2).................       8.3           14.0           28.7          122.2             4.6             3.6

---------------

(1) Based on our closing stock prices and averages prior to January 21, 2003.

(2) Based on our closing stock prices and averages prior to February 24, 2003.

  EFI ANALYSIS

     Selected Comparable Public Company Analysis. UBS Warburg compared selected financial information, ratios and public market multiples for EFI to the corresponding data for the following eight publicly-traded companies:

     - Eastman Kodak Company

     - Lexmark International, Inc.

     - Pitney Bowes Inc.

     - Adobe Systems Incorporated

     - Xerox Corporation

     - IKON Office Solutions, Inc.

     - Creo Inc.

     - Oak Technology, Inc.

     UBS Warburg chose the selected companies because they were publicly-traded companies that, for purposes of the analysis, UBS Warburg considered reasonably similar to EFI in that these companies operate in the document management industry. The selected public companies may differ significantly from EFI based on, among other things, the size of the companies, the geographic coverage of the companies' operations and the particular business segments in which the companies focus.

     UBS Warburg reviewed, among other information, the comparable companies' multiples of enterprise value, which consists of the market value of the particular company's common equity plus the market value (when available) of the company's total debt, preferred stock and minority interest, minus cash, cash equivalents and marketable securities, to:

     - CY 2002E revenue;

     - CY 2003E revenue;

     - estimated calendar year 2002 earnings before interest, taxes, depreciation and amortization, referred to as CY 2002E EBITDA; and

     - estimated calendar year 2003 earnings before interest, taxes, depreciation and amortization, referred to as CY 2003E EBITDA.

     UBS Warburg also reviewed, among other information, the comparable companies' projected price/earnings multiples, based on SEC filings and publicly available research analysts' estimates, for calendar year 2002 and 2003.

     The EFI comparable companies analysis resulted in the following ranges of implied multiples as of February 24, 2003:

                                                 MULTIPLE RANGE   MEAN    MEDIAN   EFI(1)
                                                 --------------   -----   ------   ------
Enterprise Value/CY 2002E Revenue..............   0.3x to 5.4x     1.7x    1.0x     1.1x
Enterprise Value/CY 2003E Revenue..............   0.3x to 5.1x     1.7x    1.1x     1.1x
Enterprise Value/CY 2002E EBITDA...............  4.8x to 15.8x    10.1x   10.3x    10.6x
Enterprise Value/CY 2003E EBITDA...............  4.9x to 15.4x     9.9x    9.9x     6.7x
CY 2002E Price/Earnings Ratio..................  7.6x to 29.9x    16.1x   13.3x    40.3x
CY 2003E Price/Earnings Ratio..................  7.1x to 26.8x    16.1x   13.6x    23.0x

---------------

(1) Based on EFI's closing stock price on February 24, 2003.

     Estimated data for EFI and the selected companies were based on the respective companies' relevant SEC filings as well as publicly available research analysts' estimates.

     Other Factors. In rendering its opinion, UBS Warburg considered other factors, for informational purposes, including:

     - Selected published analysts' reports on Printcafe and EFI;

     - recent stock price/volume performance for Printcafe and EFI; and

     - potential pro forma financial effects of the merger on EFI's estimated 2003 earning per share, based on publicly available research analysts' estimates for EFI and internal estimates of our management for Printcafe.

     Fee Arrangement. Pursuant to the engagement letter, dated January 31, 2003, among UBS Warburg, Printcafe and the special committee, UBS Warburg earned a fee of $500,000 by Printcafe for rendering its financial fairness opinion, which was independent of the result of the opinion, and will receive a fee equal to an additional $500,000 upon the consummation of the merger. We also agreed to reimburse UBS Warburg for its expenses incurred in performing its services. UBS Warburg will not be entitled to any additional fees or compensation with respect to the merger. In addition, we agreed to indemnify UBS Warburg and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling UBS Warburg or any of its affiliates against liabilities and expenses related to or arising out of UBS Warburg's engagement and any related transactions.

     The special committee selected UBS Warburg based on its experience, expertise and reputation. UBS Warburg is an internationally recognized investment banking firm that regularly engages in the valuation of securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Prior to this engagement, UBS Warburg and its predecessors have provided us with investment banking and other financial services, including acting as lead manager for our initial public offering in June 2002, and received customary compensation for rendering those services. In the ordinary course of business, UBS Warburg, its successors and affiliates may trade or have traded securities of Printcafe, EFI and/or Creo for their own accounts and, accordingly, may at any time hold a long or short position in those securities.

                                   THE MERGER

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed United States Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Any change could alter the tax consequences to you as described in this document.

     You should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular stockholders in light of their particular circumstances, like stockholders who:

     - Are financial institutions, dealers in securities, tax-exempt organizations or insurance companies;

     - are foreign persons;

     - do not hold their shares of our common stock as a capital asset;

     - acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions; or

     - acquired their shares as part of an integrated investment, such as a hedge, straddle or other risk-reduction transaction.

     In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger, whether or not the referenced transactions are undertaken in connection with the merger, including any transaction in which shares of our common stock are acquired or shares of EFI common stock are disposed of, or the tax consequences of the exercise, cancellation or termination of our stock options. Accordingly, you are urged to consult your own tax advisors as to the specific tax consequences to you of the merger, including the applicable federal, state, local and foreign tax consequences.

     The merger will be a fully taxable transaction to our stockholders and will not constitute a "reorganization" for tax purposes.

     - You will recognize taxable gain or loss upon the merger equal to the difference, if any, between (a) the cash or the fair market value of the shares of EFI common stock received as merger consideration and (b) your adjusted tax basis in our common stock.

     - This taxable gain or loss should be capital gain or loss if you hold your shares of our common stock as a capital asset at the effective time of the merger and will be classified as long term capital gain or loss to the extent you have held those shares for more than one year.

     In general, information reporting requirements will apply to payments made in connection with the merger. Backup withholding at a rate of 30% will apply to payments you receive in respect of our common stock if you fail to provide an accurate taxpayer identification number or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns. You should consult your tax advisor concerning the application of information reporting and backup withholding requirements to your particular circumstances.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability if the required information is furnished to the Internal Revenue Service.

ANTICIPATED ACCOUNTING TREATMENT

     As required by Statement of Financial Accounting Standards No. 141, Business Combinations, EFI will use the purchase method of accounting for a business combination to account for the merger, as well as the accounting and reporting regulations for goodwill and other intangibles. Under this method of accounting:

     - Our assets and liabilities, including all intangible assets, will be recorded at their respective fair market values;

     - all intangible assets will be amortized over their estimated useful lives with the exception of goodwill and any other intangibles with indefinite lives;

     - goodwill and other intangibles with indefinite lives are not amortized; rather, they will be assessed for impairment on a periodic basis in the future; and

     - our financial position, results of operations and cash flows will be included in EFI's financial statements prospectively as of the completion of the merger.

DISSENTERS' APPRAISAL RIGHTS

     Under Delaware law, you are entitled to dissenters' appraisal rights in connection with the merger. Section 262 of the Delaware General Corporation Law will govern the exercise of those appraisal rights. The full text of Section 262 is attached as Annex C to this document for your review. The following summary of the provisions of Section 262 is not intended to be a complete statement of its provisions and is qualified in its entirety by reference to the full text of Annex C, which is incorporated by reference.

     If you:

     - File written notice with our corporate secretary of an intention to exercise rights to appraisal of shares prior to the special meeting;

     - do not make an election or surrender your certificates;

     - do not vote in favor of the merger; and

     - follow the procedures set forth in Section 262

you will be entitled to be paid the fair value of the shares of our common stock as to which appraisal rights have been perfected. The fair value of shares of our common stock will be determined by the Delaware Court of Chancery, exclusive of any element of value arising from the merger. The shares of our common stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this document as the "dissenting shares."

     Appraisal rights are available only to the record holder of shares. If you wish to exercise appraisal rights but have a beneficial interest in shares which are held of record by or in the name of another person, such as a broker or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect your appraisal rights.

     A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder's name appears on the stockholder's stock certificates. If the shares are owned of record in a fiduciary capacity such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent or the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners and not exercise rights with respect to the shares held for other beneficial owners. In that case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.

     If you demand appraisal of your shares under Section 262 and you fail to perfect, or effectively withdraw or lose, your right to appraisal, your shares will be converted into a right to receive the merger consideration in accordance with the terms of the merger agreement if the merger is completed. Dissenting shares lose their status as dissenting shares if:

     - The merger is abandoned;

     - the dissenting stockholder fails to make a timely written demand for appraisal;

     - the dissenting shares are voted in favor of adoption of the merger agreement;

     - neither we nor the dissenting stockholder files a complaint or intervenes in a pending action within 120 days after the effective date of the merger; or

     - the dissenting stockholder delivers to us within 60 days of the effective date of the merger, or thereafter with our approval, a written withdrawal of the stockholder's demand for appraisal of the dissenting shares, although no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the court.

     Within 10 days after the effective date of the merger, we must mail a notice to all stockholders who have complied with the procedures described above, notifying stockholders of the effective date of the merger, but that notice will not set forth the deadline for taking action to perfect your right to appraisal. Within 120 days after the effective date, holders of our common stock may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days of the effective date, withdraw their demand for appraisal. Within 120 days of the effective date, the holders of dissenting shares may also, upon written request, receive from us a statement setting forth the aggregate number of shares with respect to which demands for appraisals have been received.

     Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of your appraisal rights, in which event you will be entitled to receive the merger consideration with respect to the dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262, you should consult your own legal advisor.

RESALE OF EFI COMMON STOCK ISSUED IN THE MERGER

     Shares of EFI common stock issued to our stockholders in connection with the merger are freely transferable, except for shares issued to any person who, at the time of the special meeting, is one of our "affiliates," as that term is defined under the Securities Act. In general, our affiliates include:

     - Our executive officers;

     - our board of directors; and

     - other persons or entities that control, are controlled by or are under common control with Printcafe.

     The rules adopted under the Securities Act impose restrictions upon the resale of securities received by affiliates in connection with reclassifications, mergers, consolidations or asset transfers. EFI common stock received by our affiliates in the merger will be subject to these resale limitations, and we are required to use commercially reasonable efforts to deliver to EFI agreements signed by all of our affiliates regarding those resale limitations.

RELATED AGREEMENTS

     The Stockholders Agreements. EFI entered into stockholders agreements with each of Marc Olin, our chairman and chief executive officer, Joseph Whang, our chief financial officer and chief operating officer, Ronald Hyland, our senior vice president and chief technical officer, and Mellon Ventures II, L.P. These
four stockholders owned          shares of our common stock on the record date,
or approximately      % of our then outstanding shares.

     Each stockholder that signed a stockholder agreement is obligated to vote the shares of our common stock that he or it beneficially owns:

     - In favor of (1) the adoption of the merger agreement, (2) the approval of the transactions contemplated by the merger agreement and (3) approval of the merger;

     - in favor of waiving any notice that may be required in connection with any reorganization of Printcafe, any reclassification or recapitalization of our capital stock, any sale of assets, change of control or acquisition of Printcafe by person, or any merger, consolidation or business combination of Printcafe with or into any person to the extent the transaction is undertaken in connection with the merger;

     - in favor of any matter that could reasonably be expected to facilitate the merger;

     - against approval of any takeover proposal made in opposition to, or in competition with the merger;

     - against any of the following actions: (1) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Printcafe with any person or entity other than EFI, (2) any sale, lease or transfer of any material part of our assets, (3) any reorganization, recapitalization, dissolution, liquidation or winding up of Printcafe, (4) any change in our capitalization or its corporate structure or (5) any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement.

     The stockholders that signed stockholders agreements each granted EFI an irrevocable proxy limited to voting on the foregoing matters.

     The stockholders agreements also apply to shares of our common stock acquired by each stockholder that is a party to those agreements between February 26, 2003 and the termination of that stockholder's stockholders agreement. Each stockholders agreement will terminate on the first to occur of
(a) the completion of the merger, (b) the termination of the merger agreement in accordance with its terms, (c) a date that the stockholder and EFI mutually agree in writing to terminate the stockholder agreement or (d) June 30, 2003.

     The stockholders agreements restrict the disposition of the shares of our common stock beneficially owned by the stockholders that signed stockholders agreements. The stockholders agreements do not restrict the fulfillment by our directors and officers of their duties in those capacities.

     The Stock Option. On February 13, 2003, we entered into a stock option agreement with EFI. The stock option agreement grants EFI the right, but EFI is not obligated, to purchase up to 2,126,574 shares of our common stock at a purchase price equal to $2.60 per share. If EFI is not in breach of its obligations under the standby credit agreement described below, EFI may exercise the option at any time, in whole or in part, subject to our right to suspend EFI's ability to exercise the option for seven days if we have notified EFI that we intend to enter into an agreement with respect to a superior proposal. The option will terminate on December 31, 2007.

     We must purchase any option shares, at the request of EFI, at a price equal to the aggregate purchase price paid for the shares by EFI, if:

     - There is an event of a default under the standby credit agreement;

     - any person (other than EFI, any subsidiary of EFI or Creo) acquires beneficial ownership of, or the right to acquire beneficial ownership of, or any group shall have been formed that beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of our common stock; or

     - we enter into an agreement to: (1) consolidate with or merge into any person, other than EFI or one of its subsidiaries, where we are not the continuing or surviving corporation of the consolidation or merger, (2) consolidate or merge with any person, other than EFI or one of its subsidiaries, where the other person is merged into Printcafe and Printcafe is the continuing or surviving corporation, but, in connection with the merger, the then outstanding shares of our common stock are changed into or exchanged for stock or other securities of Printcafe or any other person or cash or any other property or (3) sell or otherwise transfer all or substantially all of our assets to any person, other than EFI or one of its subsidiaries.

     All of the foregoing events are collectively referred to as "repurchase events." Additionally, we have the right to purchase the option shares and terminate the option following a repurchase event.

     In the option agreement, we granted EFI registration rights, which are subordinate to existing registration rights that we have granted.

     The Standby Credit. On February 13, 2003, we and EFI entered into a letter agreement which would allow us to borrow money from EFI. EFI is obligated under the standby credit agreement to disburse to us up to $11.0 million within three business days after receiving notice from us that Iris Graphics, Inc., a wholly owned subsidiary of Creo, declared any amounts owed under our existing credit facility with Iris due and payable as a result of any action we took in furtherance of the proposed business combination with EFI.

     We are obligated to pay EFI interest at the simple rate of 8% per annum on any loans made by EFI to us in connection with Iris accelerating the maturity of our loan because of action we took in furtherance of the business combination with EFI. All loans made under the standby credit agreement mature on January 2, 2004.

     EFI also provided us with a working capital facility in an aggregate amount of $3.0 million. Funds will be disbursed to us if the merger agreement has not been terminated in accordance with its terms, and our cash balance as of the close of business on the date we give EFI notice of our proposed borrowing is less than $1.0 million. Within three business days of receiving our notice of a valid request for a working capital disbursement, EFI must disburse $1.0 million to us. Before our special meeting, any working capital disbursement will be subject to our obligation to have managed our cash position in accordance with its past practices. Any loans made under the working capital facility bear interest at an annual rate equal to the prime rate of interest as published, from time to time, by Citibank, plus two percent. Principal and interest are payable on January 2, 2004 or sooner upon the termination of the standby credit agreement in accordance with its terms.

     An event of default under the standby credit agreement will occur if a business combination with EFI is not consummated on or before June 30, 2003 unless the failure to consummate a business combination with EFI resulted from EFI's material breach of its obligations under the merger agreement. The occurrence of an event of default under the standby letter agreement would accelerate the maturity of all amounts due and if those amounts were unpaid, would give EFI the right to exercise its remedies at law, including foreclosing on any collateral that may secure its loans.

     The standby credit agreement also provides that we must use any proceeds we receive from the exercise of the stock option we granted to EFI to pay down outstanding amounts under the standby facility and the working capital facility.

     On March 13, 2003, EFI amended the credit agreement to also give us the right to borrow funds under the standby credit agreement if Creo's subsidiary declares a technical default under its credit facility.

     There are no amounts outstanding under the credit facility as of the date of this document.

STOCK PURCHASE PROGRAM

     Following completion of the merger, EFI intends to purchase approximately the same number of shares of its common stock as are issued in connection with the merger. These purchases may be effected through open market purchases, negotiated transactions, block trades or otherwise. EFI currently has no arrangements or understandings with any person with respect to those transactions. EFI may decide not to pursue or delay the stock purchase program, in whole or in part, without notice.

INTERESTS OF OUR DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

     In considering the recommendation of our board of directors that you vote for the adoption of the merger agreement, you should be aware that members of our board of directors and our executive officers have agreements or arrangements that provide them with interests in the merger that may differ from, or be in addition to, the interests of our other stockholders. Our board of directors was aware of these agreements and arrangements during its deliberations of the merits of the merger and in determining to recommend that you vote to adopt the merger agreement.

     Retention Bonus Agreements. In February 2003, the compensation committee of our board of directors approved retention bonus agreements with some of our officers and executive officers. These agreements provide for the payment of a retention bonus upon the completion of a transaction that results in a change of control. If the merger is completed, Marc Olin, our chairman, chief executive officer and president, will receive a retention bonus of $200,000 and Joseph Whang, our chief financial officer and chief operating officer, will receive a retention bonus of $150,000.

     Accelerated Vesting of Stock Options. Some of our executive officers have provisions in their employment agreements that accelerate the vesting of their stock options upon a change of control. In January 2002, we granted options to purchase 170,340 shares of our common stock to Mr. Olin, 137,975 shares of our common stock to Mr. Whang and 45,991 shares of our common stock to Ronald Hyland, our senior vice president and chief technology officer, each with an exercise price of $4.21 per share. These options generally vest ratably over a 48-month period. If the merger is completed, the vesting of these options will accelerate by six months.

     Indemnification and Insurance. The merger agreement provides that, upon completion of the merger, EFI will indemnify and hold harmless, and provide advancement of expenses to, all of our past and present directors, officers and employees in all of their capacities, for acts or omissions occurring at or before the completion of the merger to the same extent they were indemnified or had the right to advancement of expenses as of February 26, 2003, which is the date of the merger agreement, pursuant to our certificate of incorporation, bylaws and indemnification agreements with any of our, or our subsidiaries', directors, officers and employees. The merger agreement also provides that, upon completion of the merger, EFI will provide director and officer liability insurance policies with the current coverage of our policies of directors' and officers' liability insurance to be effective for six years following the completion of the merger or until the premium cost exceeds $1.2 million, whichever occurs earlier.

                              THE MERGER AGREEMENT

     The following discussion describes the merger agreement. This summary may not contain all of the information that is important to you. You are urged to carefully read the entire merger agreement, which is an exhibit to the registration statement to which this document relates and is incorporated by reference into this document.

GENERAL

     The Merger. Subject to the terms and conditions of the merger agreement, a wholly owned subsidiary of EFI will merge with and into Printcafe. After the merger, we will continue as the surviving corporation. EFI's subsidiary will no longer be a separate corporation and we will, as a result of the merger, become a wholly-owned subsidiary of EFI.

     Effective Time. We, EFI and its subsidiary will complete the merger by filing a certificate of merger with the Delaware Secretary of State. The certificate of merger will be filed upon the closing of the merger, which is scheduled to occur on the first business day practicable after the satisfaction or waiver of the various conditions to the merger which are set forth in the merger agreement and described below. The effective time of the merger will be the date and time the certificate of merger is filed with the Delaware Secretary of State, or a later time as specified in the certificate of merger.

EFFECT ON CAPITAL STOCK, OPTIONS, WARRANTS AND PURCHASE RIGHTS

     Merger Consideration. In connection with the merger, you have the right to elect, with respect to each share of our common stock that you own, whether to receive:

     - $2.60 in cash, without interest and net of any required tax withholding;
       or

     - a number of shares of EFI common stock equal to $2.60 divided by the average closing price of EFI's common stock for the ten consecutive trading days ending on and including the fifth trading day before the date of our special meeting of stockholders.

     In order to make an election, you must comply with the procedures described under "-- Exchange of Certificates in the Merger." If you do not make an election, you will receive $2.60 in cash, without interest and net of any required tax withholding, for each share of our common stock that you own.

     If EFI issues any stock dividends, recapitalizes, engages in a stock split or a similar transaction which affects the outstanding shares of EFI common stock between the date of the merger agreement and the effective time of the merger, the number of shares of EFI common stock to be issued in exchange for our common stock will be adjusted appropriately.

     No interest is payable on any merger consideration, whether in the form of EFI common stock or cash.

     After the merger is effective, our common stock will automatically cease to exist and, unless you have properly perfected your appraisal rights, you will only have the right to receive the merger consideration, consisting of EFI common stock or cash, as described above and in the merger agreement.

     Outstanding Stock Options. Each outstanding option to purchase shares of our common stock will be converted into an option to purchase shares of EFI common stock. The number of shares subject to, and the exercise price of, each converted option will be adjusted on the basis of the exchange ratio applicable to the shares of our common stock exchanged for shares of EFI common stock in the merger.

     Outstanding Warrants. Each outstanding warrant to purchase shares of our common stock will be converted into the right to receive, upon exercise of the warrant, $2.60 in cash for each underlying share of our common stock, unless the warrant expressly provides that stock consideration must be issued.

     Outstanding Purchase Rights. We have an employee stock purchase plan under which some of our employees have the right to purchase shares of our common stock. All of the purchase rights that are outstanding prior to the merger will have been exercised in accordance with the provisions of that plan immediately prior to the merger. The shares of our common stock which are purchased by employees under our employee stock purchase plan will be exchanged in the merger on the same terms as all other shares of our common stock.

EXCHANGE OF CERTIFICATES IN THE MERGER

     Exchange Agent and Exchange Fund. EFI has designated American Stock Transfer & Trust Company to serve as its exchange agent in connection with the merger. On or before the closing date of the merger, EFI will deposit with the exchange agent (a) certificates representing all of the shares of EFI common stock to be issued in exchange for our common stock pursuant to the merger, together with cash representing amounts payable in lieu of issuing fractional shares of EFI common stock for our stockholders that elect to receive the merger consideration and stock, and (b) funds representing the aggregate merger consideration for our stockholders that elect to receive the merger consideration in cash or do not make an effective election before the date of our special meeting of stockholders.

     Election Procedures. We are mailing an election form to you with this document. If you wish to receive cash consideration for all of your shares of our common stock, you do not need to return the election form. Copies of the election form are available from MacKenzie Partners.

     If you wish to receive stock consideration for some or all of your shares of our common stock, you must:

     - Return your properly completed election form so that it is received not later than the close of business on the day before our special meeting of stockholders; and

     - return your stock certificates representing your shares of our common stock or a guarantee of delivery of your shares with your properly completed election form.

     A guarantee of delivery is a document signed by a broker-dealer, bank or trust company promising to EFI that it will deliver, to EFI's exchange agent, within three trading days, certificates representing the number of shares for which you are making an election. If the broker-dealer, bank or trust company does not deliver certificates representing a sufficient number of shares to EFI's exchange agent within three trading days, then your election will be invalid. Copies of the guarantee of delivery are available from MacKenzie Partners.

     You may change your election, at any time before the close of business on the day before our special meeting of stockholders, by submitting a later dated properly completed election form. You may also revoke your election by submitting a written revocation to EFI's exchange agent before the close of business on the day before the special meeting of our stockholders. All determinations with respect to the validity of elections will be made by EFI and EFI will have no liability to any of our stockholders for determinations made in good faith.

     Exchange Procedures. As soon as reasonably practicable after the completion of the merger, EFI's exchange agent will mail to each stockholder of record of our common stock that did not make a valid election a letter of transmittal containing instructions for the surrender of certificates representing our common stock in exchange for cash merger consideration.

     No Fractional Shares. If you elect to receive any portion of your merger consideration in shares of EFI common stock, no fractional shares will be issued. Instead of issuing fractional shares of EFI common stock, the exchange agent will pay cash, without interest, payable by check, in lieu of any fractional share, based on the average closing sales price of EFI's common stock on the Nasdaq National Market for the 10 trading day period ending on the fifth trading day prior to the special meeting of our stockholders.

     Dividends and Distributions. If you elect to receive your merger consideration in shares of EFI common stock, no dividends or other distributions that are made after the effective time of the merger with respect to shares of EFI common stock will be paid to any holder of a certificate representing shares of our common stock until that certificate is surrendered for cancellation. However, if you elect to receive your merger consideration in shares of EFI common stock, you will be paid, without interest, upon surrender of your certificate, any dividends or distributions with a record date after the effective time of the merger but a payment date between the effective time of the merger and the time of surrender.

     No Further Ownership Rights. No transfers or registrations of shares of our common stock will be made after the effective time of the merger. If, after the effective time of the merger, certificates representing shares of our common stock are presented to us or our transfer agent for any reason, those certificates will be cancelled and exchanged for the merger consideration as provided in the merger agreement.

     Termination of Exchange Fund. If, six months following the effective time of the merger, you have not surrendered your certificates representing shares of our common stock to the exchange agent, you may thereafter look only to EFI to receive the merger consideration. None of EFI, Printcafe or the exchange agent will have any liability to any holder of a certificate formerly representing shares of our common stock, for the merger consideration, for cash in lieu of fractional shares, or for any unpaid dividends or distributions which are delivered to a public official pursuant to any applicable abandoned property or similar law.

REPRESENTATIONS AND WARRANTIES

     Our Representations and Warranties. We made a number of representations and warranties in the merger agreement that relate to Printcafe, our business, affairs, financial condition and other matters. In some instances, those representations and warranties also apply to our subsidiaries. Our representations and warranties are generally subject to exceptions, which are set forth in a disclosure letter and to other qualifications, and include representations and warranties regarding:

     - Organization, good standing, capitalization and similar corporate matters;

     - corporate power and authority to execute, deliver and perform the merger agreement, and to complete the merger and related transactions;

     - the absence of default or violation or consents required under our organizational documents or laws, and the lack of conflicts with applicable laws, our organizational documents, the contracts to which we are bound and applicable laws;

     - title to our assets and ownership of our subsidiaries;

     - the timely filing of documents, compliance with laws and regulations and the accuracy of information contained in the documents filed with the SEC;

     - the absence of changes or events relating to our business since September 30, 2002, and the absence of undisclosed liabilities;

     - the accuracy of information supplied by us in connection with this document and the registration statement to which it relates;

     - compliance with applicable laws and possession of material permits;

     - intellectual property matters, including patents, trademarks and various matters related to software;

     - employment matters and matters related to employee benefit plans;

     - the existence, validity and status of material contracts;

     - the absence of undisclosed pending or threatened material litigation;

     - the timely filing of tax returns and other tax-related matters;

     - the absence of any state anti-takeover law or provision of our stockholders rights agreement that would restrain completion of the merger;

     - the absence of questionable payments or insider interests in our business; and

     - matters concerning UBS Warburg LLC's fairness opinion and the terms of our agreement with them.

     EFI's Representations and Warranties. EFI made a number of representations and warranties in the merger agreement that relate to it, its business, affairs, financial condition and other matters. In some instances, those representations and warranties also apply to its subsidiaries. EFI's representations and warranties are generally subject to exceptions, which are set forth in a disclosure letter and to other qualifications, and include representations and warranties regarding:

     - Organization, good standing, capitalization and similar corporate matters;

     - corporate power and authority to execute, deliver and perform the merger agreement, and to complete the merger and related transactions;

     - the absence of default or violation or consents required under EFI's organizational documents or laws, and the lack of conflicts with applicable laws, EFI's organizational documents, the contracts to which its is bound and applicable laws;

     - the timely filing of documents, compliance with laws and regulations and the accuracy of information contained in the documents filed with the SEC;

     - the absence of changes or events relating to its business since September 30, 2002, and the absence of undisclosed liabilities;

     - the accuracy of information supplied by EFI in connection with this document and the registration statement to which it relates;

     - the absence of questionable payments or insider interests in EFI's business; and

     - the operations of EFI's subsidiary that will effect the merger.

RESTRICTIONS ON OUR SOLICITATION OF TAKEOVER PROPOSALS

     We agreed that we will not, among other things, solicit any takeover proposal, participate in any discussions or negotiate regarding any takeover proposal, or enter into any merger agreement, acquisition agreement, option or similar agreement with a third party. Our board of directors is not precluded from participating in discussions or negotiations with a suitor regarding a proposal if the value offered per share of our common stock is greater than $2.60 and if our board of directors, or the special committee, determines that the failure to participate in discussions or negotiations with the suitor would likely result in a breach of its fiduciary duties to our stockholders under applicable law.

     Our board of directors agreed not to:

     - Withdraw, modify or supplement its recommendation of the merger agreement in a manner adverse to EFI;

     - approve or recommend a takeover proposal from a party other than EFI; or

     - approve or recommend any acquisition agreement; but

     on the fifth business day after we have notified EFI that our board of directors is prepared to recommend a superior proposal, we may terminate the merger agreement and we may enter into an acquisition agreement for a superior proposal. A superior proposal includes any proposal made by a third party to acquire Printcafe for consideration consisting of cash and/or securities that our board of directors determines in good faith, after consultation with a financial advisor of national reputation, to be superior, from a financial point of view, to the merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of our board of directors, is reasonably capable of being obtained by the third party.

     We agreed to keep EFI informed of any takeover proposals we receive and any developments with respect to those proposals. Our board retained the right to make any disclosures that, in its good faith judgment, after consultation with outside counsel, the failure to so disclose would constitute a breach of its obligations under applicable law.

COVENANTS

     We and EFI made a number of agreements with each other in the merger agreement, including:

     - We agreed to conduct our business in the ordinary course consistent with past practices and to use commercially reasonable efforts to preserve intact our business to the end that our goodwill and ongoing business will not be impaired in any material respect as of the completion of the merger;

     - we and EFI agreed to provide notice to the other party if we or EFI have knowledge of any breach of any representation or warranty in the merger agreement, any failure to comply in a material respect with obligations under the agreement or any change or event that causes, or is reasonably likely to cause, the conditions to the closing of the merger not to be satisfied;

     - we and EFI agreed to cooperate in the preparation of this document and the registration statement to which it relates;

     - we agreed to duly call, give notice of, convene and hold our special meeting of stockholders and except as described under "Restrictions on Our Solicitation of Takeover Proposals," to have our board of directors recommend that you vote to adopt the merger agreement;

     - we agreed to have our independent auditors prepare "comfort letters" for EFI;

     - we agreed to provide EFI with access to our facilities, employees and agents and to give EFI copies of reports and other information that it may reasonably request from us;

     - we and EFI each agreed to use commercially reasonable efforts to complete the merger, but EFI will not be required to divest or hold separate any of its assets in order to complete the merger;

     - EFI agreed to give our employees credit for service with us, and our predecessor companies, and to treat our employees the same as similarly situated EFI employees when our employees become eligible to receive benefits under EFI's employee benefit plans;

     - EFI agreed to honor our existing director and officer indemnification obligations for a period of six years following the completion of the merger and to expend up to $1.2 million to provide insurance covering our directors and officers;

     - we and EFI agreed to consult with each other concerning any public announcements with respect to the merger;

     - we agreed to use commercially reasonable efforts to have our affiliates sign agreements with EFI acknowledging their obligations under the Securities Act and we agreed to place an appropriate legend on the shares of our common stock that are subject to the restrictions in the stockholders agreements;

     - EFI agreed to use commercially reasonable efforts to have the shares of its common stock issuable in connection with the merger listed on the Nasdaq National Market;

     - we agreed to provide EFI with the opportunity to participate in any litigation related to the merger agreement or the transactions contemplated by the merger agreement; and

     - EFI agreed to vote all shares of our common stock that it owns as of the record date for the special meeting of our stockholders in favor of adoption of the merger agreement and to cause its subsidiary that will effect the merger to comply with its obligations under the merger agreement.

CONDITIONS TO COMPLETION OF THE MERGER

     The merger will be completed only if the conditions set forth in the merger agreement are satisfied or waived at or before the closing. These conditions include the following:

     - The approval of the merger agreement by our stockholders;

     - no legal restraint will be in effect which prevents the completion of the merger, prohibits or limits our or EFI's ability to conduct our respective businesses, requires us or EFI to divest any of our respective assets or which otherwise would reasonably be expected to have a material adverse effect on us or EFI;

     - the registration statement to which this document relates must have been declared effective by the SEC;

     - the shares of EFI common stock to be issued in connection with the merger must be approved for listing on the Nasdaq National Market;

     - the accuracy of EFI's and our representations and warranties, and our and EFI's compliance with the parties' respective agreements in the merger agreement;

     - no occurrence of events or conditions that have, or could reasonably be expected to have, a material adverse effect on us or EFI; and

     - EFI must have received "comfort letters" from our independent auditors.

     "Material adverse effect" means any change, effect, event, occurrence, condition or development or state of facts that:

     - Is or would reasonably be expected to be materially adverse to the business, assets or results of operations or condition (financial or other) of a party and its subsidiaries, taken as a whole, or

     - prevents or materially delays the consummation of the merger or any other transactions contemplated by the merger agreement,

in each case, other than any change, effect, event, occurrence, condition or development or state of facts:

     - Relating to the U.S. economy in general,

     - relating to the industry in which the applicable party operates in general (and not having a materially disproportionate effect on the applicable party relative to most other industry participants),

     - resulting from the announcement or pendency of the transactions contemplated by the merger agreement or

     - in respect of decreases in a party's stock price,

but any effect described in the first three bullets above must be direct and that the party claiming the effect will have the burden of proving the direct effect; but:

     - In our case, none of (1) the acceleration of the maturity date of any of our existing indebtedness, (2) the delisting of our common stock from the Nasdaq National Market or (3) the inclusion of a "going concern" or similar qualification in the audit opinion delivered by our auditors in connection with their report on our financial statements for the year ended December 31, 2002 will be a material adverse effect.

TERMINATION

     The parties can terminate the merger agreement under the following circumstances:

     - We and EFI can mutually agree to terminate the merger agreement;

     - either party can terminate the merger agreement if the closing has not occurred by June 30, 2003, our stockholders do not adopt this agreement at the special meeting of our stockholders or if there is a legal restraint that prohibits completion of the merger;

     - either party can generally terminate the merger agreement if there is a breach of a representation, warranty or agreement in the merger agreement by the other party which would result in any condition to its obligations becoming impossible to be satisfied and, if the breach may be remedied, 30 calendar days must have elapsed since the non-breaching party gave notice of the breach to the breaching party;

     - EFI can terminate the merger agreement if we breach our agreements with respect to not soliciting takeover proposals and that breach leads to a superior proposal or our board of directors fails to recommend approval of the merger agreement to our stockholders, withdraws or changes its recommendation; if EFI so terminates the merger agreement we must pay EFI $828,000;

     - we may terminate the merger agreement in order to enter into an agreement to enter into a business combination or sell our stock or assets on terms which our board of directors determines are superior to the terms of the merger; if we so terminate the merger agreement we must pay EFI $828,000; and

     - we may terminate the merger agreement within five business days after the record date if EFI has not exercised the stock option in full before the record date.

     If our stockholders do not adopt the merger agreement and we enter into an agreement for a takeover proposal for consideration of greater than or equal to $2.60 within twelve months of termination, we must pay EFI $828,000.

                              THE SPECIAL MEETING

GENERAL INFORMATION; PURPOSE OF THE SPECIAL MEETING

     The special meeting will be held at our principal executive offices, Forty
24th Street, Pittsburgh, Pennsylvania 15222, on           , 2003, beginning at
9:00 a.m., local time, to consider and to vote upon the adoption of the merger agreement. Our board of directors is soliciting your proxy to be voted at that special meeting.

RECORD DATE; SHARES ENTITLED TO VOTE

     Only our stockholders of record at the close of business on           ,
2003, the "record date" for the special meeting, will be entitled to notice of, and to vote at, the special meeting. On the record date, there were shares of our common stock outstanding and entitled to vote at the special meeting. Each holder of shares of our common stock outstanding on the record date is entitled to one vote for each share held, exercisable in person or by properly executed and delivered proxy, at the special meeting. The presence of the holders of at least a majority of our common stock outstanding on the record date, whether present in person or by properly executed and delivered proxy, will constitute a quorum for the transaction of business at the special meeting.

VOTE REQUIRED

     The affirmative vote of the holders of record of at least a majority of the shares of our common stock entitled to vote at the special meeting is necessary to adopt the merger agreement. Pursuant to the stockholders agreements entered into concurrently with the execution and delivery of the merger agreement,
stockholders that collectively own approximately      % of our outstanding
common stock, executed the stockholders agreements, which, among other things, require them to vote all shares of our common stock which they are entitled to vote, directly or indirectly, in favor of adoption of the merger agreement.

     Abstentions cast in person at the special meeting will be tallied as votes having been made and will not be treated as affirmative votes. Brokers who hold shares for customers that have not given the broker instructions as to how to vote at the special meeting will not vote those shares at the special meeting. Abstentions and broker non-votes have the effect of a vote against the proposal to adopt the merger agreement but will be counted for the purpose of determining whether a quorum is present at the special meeting.

VOTING AND REVOCATION OF PROXIES

     You are requested to complete and sign the accompanying form of proxy and return it promptly to us in the enclosed postage-paid envelope. When the accompanying form of proxy is returned properly executed, the shares of our common stock represented by it will be voted at the special meeting in accordance with the instructions contained in the proxy. If a proxy is executed and returned without an indication as to how the shares of our common stock represented are to be voted, the shares of our common stock it represents will be voted for adoption of the merger agreement. Unless you check the box on your proxy withholding discretionary authority, the proxy holders may use their discretion to vote on other matters relating to the special meeting, like adjourning for the purpose of soliciting additional proxies. If you vote against the proposal to adopt the merger agreement but do not check the box withholding discretionary authority, the proxies could vote your shares for an adjournment or postponement which is intended to allow additional votes to be solicited for adoption of the merger agreement.

     You have the power to revoke any proxy you have given at any time before it is voted at the special meeting. A later-dated proxy or written notice of revocation given to our corporate secretary before the vote at the special meeting will serve to revoke a proxy. Also, a stockholder who attends the special meeting in person may vote by ballot at the special meeting, thereby canceling any proxy previously given. Mere presence at the special meeting will not revoke any proxy previously given.

OTHER MATTERS TO BE CONSIDERED

     Our board of directors is unaware of any other matter that will be brought before the special meeting. If, however, other matters are presented that relate to the merger, proxies will be voted in accordance with the discretion of the holders of the proxies. If you wish to withhold this discretionary authority from the proxy holders, you must check the applicable box on the proxy card. Pursuant to our bylaws and the Delaware General Corporation Law, only business within the purposes described in the notice of special meeting in this document may be conducted at the special meeting.

SOLICITATION OF PROXIES

     We will bear the cost of soliciting proxies from holders of our common stock. We have retained MacKenzie Partners, Inc. to assist us in the solicitation of proxies. We have agreed to pay MacKenzie Partners up to $50,000 and to reimburse its expenses and to indemnify it from liabilities under federal securities laws. In addition to the use of the mails, persons regularly employed by us, EFI and MacKenzie Partners may solicit proxies by personal interview, telephone and other telecommunication devices. Persons soliciting proxies will receive no additional compensation for their services, but we will reimburse them for any out-of-pocket expenses incurred by them in connection with their services. Arrangements may also be made with custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares of our common stock held of record by custodians, nominees or fiduciaries, and we may reimburse custodians, nominees or fiduciaries for their reasonable out-of-pocket expenses incurred by them in forwarding proxies.

                          INFORMATION ABOUT PRINTCAFE

BUSINESS

  OVERVIEW

     We are a leading provider of software solutions designed specifically for the printing industry supply chain. Our enterprise resource planning and collaborative supply chain software solutions enable printers and print buyers to lower costs and improve productivity. Our procurement applications, which are designed for print buyers, facilitate collaboration between printers and print buyers over the Web. Our software solutions have been installed by more than 4,000 customers in over 8,000 facilities worldwide, including 24 of the 25 largest printing companies in North America and over 50 businesses in the Fortune 1000.

  INDUSTRY BACKGROUND

     Based on U.S. Department of Commerce data and other industry sources, we estimate that the printing industry supply chain is at least a $240 billion market in the United States. We use the term printing industry supply chain to describe the supply chain consisting of printers, print buyers, who buy products and services offered by printers, and print industry raw material suppliers, who supply the raw materials used by printers in the printing process.

     Based on industry sources, we believe that there are an estimated 50,000 printing facilities in the United States. Printers can be divided into three principal market segments -- commercial printers, publication printers, and retail printers -- based on the type of their equipment, the size and complexity of their print jobs, and the nature of their customers. Commercial printing includes the printing of brochures, direct mail materials, posters, promotional materials, business forms, customized packaging and labels. Publication printing involves the printing of larger quantities of more complex materials, such as newspapers, catalogs, magazines, books, and retail inserts. Retail printers offer customers many of the same products as a small commercial printer offers its customers but typically also offer "walk up" service where a customer may have a job produced on demand.

     Print buyers in nearly all markets require a wide variety of printed materials and typically place customized orders with short lead times and frequently request last minute changes. As a result, printers face unpredictable demand, making it difficult to sustain high equipment utilization. The unforeseen customer requirements placed on printers by customers also make it difficult for print industry raw material suppliers to respond to printers' needs. These characteristics of the printing industry lead to production inefficiencies throughout the printing industry supply chain.

     The competitive environment in the printing industry requires printers and print industry raw material suppliers to differentiate themselves by offering superior quality, price, and customer service. Printers and print industry raw material suppliers need solutions that increase revenues, reduce operating costs, improve productivity, and increase customer satisfaction and loyalty. Print buyers also seek to interact efficiently with printers in order to reduce printing costs, improve productivity, and shorten production times.

  THE TRADITIONAL PRINT PRODUCTION PROCESS

     The production of printed material is complex and requires collaboration among multiple parties throughout the process to ensure that the final product accurately reflects the print buyer's design and meets its quality, cost, and delivery expectations. Printing jobs are often highly customized, requiring numerous interactions among print buyers, printers, and print industry raw material suppliers. The production process itself can be divided into three separate stages: design and specification; purchasing; and manufacturing and distribution.

     Design and specification. A print buyer designs printed material through a collaborative process involving a print buyer's in-house and external design, purchasing, sales, marketing, and creative personnel. The print buyer must then communicate the print job specifications to the printer, using industry-specific terminology, so that the printer can evaluate the specifications. Typically, the print buyer specifies the print job manually and communicates it by telephone, facsimile, or e-mail. The traditional design and specification process is inherently inefficient. These inefficiencies result from the manual process of data communication, input, and retrieval, the lack of appropriate error-checking mechanisms, and the need for print buyers to understand the intricacies of the print process and its industry-specific terminology in order to submit an accurate request for a quote.

     Purchasing. Purchasing a print job begins with the transmission of the specifications to one or more printers to obtain and evaluate quotes that estimate the cost, timing, and other elements of the project. A printer cannot estimate the cost of a print job until the print buyer has completed the specification phase, by defining paper, content, configuration, binding, and distribution requirements. After evaluating the specification details, the printer will determine its selling price, either manually or by a computer-based process, and prepare a quote for the job. Once the printer provides a quote, the print buyer then uses this information to modify job designs and specifications and to select a printer. Without a consistent means of specifying a print job, printers may misinterpret and inaccurately reply to quote requests, and print buyers may not adhere to internal corporate policies and spending limits. In addition, depending on a number of factors, such as the equipment available to produce the print job, the cost of producing the same print job can vary significantly from printer to printer. These miscommunications and inefficiencies often lead to higher costs, delays, and customer dissatisfaction.

     Manufacturing and distribution. This stage encompasses management of the entire supply chain and production process, from purchasing and inventory of raw materials through order management, preparation, printing, binding, finishing, distribution, invoicing, and payment processing. The manufacturing and distribution process has traditionally required manual preparation of job instructions, which can result in inconsistent and inaccurate print specifications, errors in the production process, delays in project completion, and an inability to track the current status of inventories and jobs, leading to high costs, production errors, delays, and customer dissatisfaction. In addition, the difficulty associated with implementing customer change orders, and a lack of integration between the systems that are used to plan and design print projects, lead to further complications, inefficiencies, and errors in the manufacturing and distribution processes.

  THE IMPACT OF NEW TECHNOLOGIES ON THE PRINTING INDUSTRY SUPPLY CHAIN

     The Web and other new technologies provide opportunities for businesses across all industries to improve efficiency by extending their enterprise software applications to include customers, partners, and suppliers. Businesses seek software solutions that incorporate industry best practices, standard processes, industry-specific terminology, and other functionality that has been designed for their particular industry. Most enterprise software applications, however, are not designed for the needs of a particular industry. We believe that industry-specific software solutions can be easier to implement and facilitate deeper collaboration among supply chain participants. These software solutions are particularly in demand in industries, such as printing, with a complex production process and rapidly changing job specifications.

     The printing process involves a high degree of customization to meet the needs of participants in the printing industry supply chain, causing them to utilize industry-specific enterprise resource planning systems to maximize process efficiency. Some businesses have turned to in-house solutions to address these needs. More recently, vendors have developed a variety of software applications designed for use in many industries, including procurement and enterprise resource planning systems. We believe that these applications, which are often designed for a standard assembly process, utilizing catalog-derived parts, do not meet the complex needs of the printing industry with its job-specific custom requirements. The complexities and inefficiencies inherent in the traditional print process create an opportunity for an integrated software solution specific to the printing industry supply chain that eliminates redundant and manual processes and enhances communication and collaboration.

  THE PRINTCAFE SOLUTION

     We believe that we offer the only integrated software solutions that enable printers and print buyers to increase efficiency in each stage of the printing process -- from specification and purchasing to manufacturing and distribution -- by providing enterprise resource planning systems, purchasing systems, and collaborative supply chain planning and execution systems. Since our inception in 1987, we have continually developed our software, targeted to the specific needs of the printing industry supply chain, by drawing on our years of experience in the printing industry and leveraging our relationships with our strategic partners and customers.

     Benefits to printers. Our software solutions enable printers to maximize productivity, increase revenues, improve production management, and increase customer satisfaction and loyalty. Printers use our software solutions to:

     - Increase responsiveness by automating the quotation process, quoting accurate prices, and receiving and fulfilling orders electronically for almost any type of print project;

     - automate the manufacturing process and control print production equipment, including scheduling the execution of print jobs and collecting data on print jobs in process;

     - manage inventory, resource planning, purchasing, accounting, and invoicing;

     - communicate and collaborate with multiple parties throughout the printing process; and

     - leverage their technology leadership to increase revenues by increasing business with existing customers and generating new customer opportunities.

     Benefits to print buyers. Our software solutions enable print buyers to increase productivity and reduce costs in the printing industry supply chain. By automating the print specification and purchasing processes, our products allow print buyers to replace inefficient manual processes with online collaboration capabilities. Print buyers use our software solutions to:

     - Centrally manage and enforce company-wide print purchasing policies;

     - specify, estimate the cost of, order, and track changes to, virtually any type of print project by collaborating with printers of their choice;

     - purchase print more effectively by allowing the print buyer to select the most suitable printer for each print job;

     - reduce print job production time by communicating and collaborating with multiple parties throughout the printing process; and

     - track the current status of a project from specification through delivery and reconcile invoices to orders and change orders.

  PRODUCTS

     Existing products. Our software solutions automate the print production process; facilitate collaboration, order fulfillment, data collection and analysis, and inventory management; and provide financial accounting functions for printers. Our products, developed specifically for the printing industry supply chain, are designed to reduce costs, increase customer satisfaction, and overcome inefficiencies in the traditional print production process. Our products can be deployed together as an integrated solution or purchased separately and used on a stand-alone basis.

     We offer four categories of products:

     - Enterprise resource planning and supply chain planning products, which facilitate efficient and accurate fulfillment of each print production job by automating purchasing, operations, and financial functions;

     - collaboration and procurement products, which enable print buyers to communicate with printers at every stage of the print production process, thereby reducing errors, production time, and costs;

     - self-service applications, which enable printers to establish a Web storefront and provide other online services to their customers, facilitating interaction with their customers and potential customers by improving collaboration and project management; and

     - manufacturing and supply chain execution products, which enable commercial and publication printers to plan and adjust their production capacity by analyzing data collected from the production floor.

PRODUCT TYPE             PRODUCT NAME            TARGET SEGMENT                     DESCRIPTION
------------            ---------------  ------------------------------  ----------------------------------
Enterprise Resource     - Prograph       - Publication printers          - Software that automates the
Planning and Supply     - Hagen          - Large commercial printers     print production process from
Chain Planning          - Logic          - Mid-market commercial           planning and quoting to
                                           printers                        inventory management and
                        - PSI            - Small commercial printers       financial reporting.
                        - PrintSmith     - Retail printers

Collaboration and       - EnterpriseSite - Fortune 1000 print buyers     - Web-based purchasing software
Procurement             - Impresse Site  - Fortune 1000 print buyers     that expedites print purchases for
                                                                         print buyers through collaboration
                                                                         with printers and efficient
                                                                         project management tools.

                        - Proteus        - Publishers                    - Software tool for magazines,
                                                                         catalogs, books, and directories
                                                                           that automates internal
                                                                           processes, including layout,
                                                                           cost estimating, optimization,
                                                                           and ordering.

Self-Service            - PrinterSite    - Commercial printers           - Web-based software that
Applications            - Printchannel   - Commercial printers           facilitates the print production
                        - PrintSmith     - Retail printers                 process by providing an
                          Site                                             integrated storefront for online
                                                                           collaboration, file sharing,
                                                                           project management, and other
                                                                           print functions.

Manufacturing and       - Auto-Count     - Commercial and publication    - Production floor data collection
Supply Chain Execution                     printers                        software with a direct machine
                                                                           interface for tracking count,
                                                                           waste, and performance
                                                                           statistics from press and
                                                                           bindery equipment.

                        - PrintFlow      - Commercial and publication    - Software tool that automates and
                                           printers                        optimizes job scheduling of an
                                                                           individual printing facility or
                                                                           group of facilities.

     Customers. Our software solutions for the printing industry supply chain have been installed by more than 4,000 printer customers in over 8,000 facilities worldwide, including 24 of the 25 largest publication and commercial printers in North America and more than 50 businesses in the Fortune 1000. During 2002, no single customer accounted for ten percent or more of our revenue.

     Sales and Marketing.  We sell our products and services through:

     - Our 43 person sales force, which currently generates most of our new sales;

     - sales representatives of Creo, one of our strategic partners, which currently generates less than 2% of our total sales;

     - co-marketing agreements with Accenture, AT Kearney and SMARTworks; and

     - the sales forces of some of our printer customers, who recommend our products to their print buyer customers.

     Our marketing programs are designed to promote our brand, educate our existing and potential customers about the features and benefits of our software, and generate sales leads. As of December 31, 2002, our sales and marketing team consisted of 56 professionals. Our marketing activities include participation in industry trade shows and seminars, hosting an annual user conference attended by over 700 participants, hosting regional user meetings, direct mailings, trade journal advertising, and public relations activities.

     Professional Services and Customer Support. Our customer service professionals configure and implement our software solutions and provide technical support, consulting, and training to our customers. As of December 31, 2002, we employed 126 professionals in our customer service organization. Our customer service professionals are available by telephone, over the Web, or by e-mail to assist with customer support requests 24 hours a day, seven days a week.

     In addition to professional services, we offer product maintenance to our customers. Maintenance contracts are typically subject to an annual, renewable fee and are typically priced as a percentage of product license fees. Customers under maintenance service contracts receive technical product support and product upgrades as they are released throughout the life of the maintenance contracts.

  TECHNOLOGY AND PRODUCT ARCHITECTURE

     We design software solutions for participants in the global printing industry supply chain. Our products are designed to be easily adaptable, secure, and scalable for global businesses, as well as capable of handling multiple data sources and a large number of transactions. Our products are implemented through two technology platforms: client/server software applications and hosted Web-based products. With our modular, object-oriented development approach, we have developed client/server-based enterprise resource planning systems and supply chain planning and execution software that work with a variety of databases and operating systems. Our Web-based products are developed using readily-available Web development tools and are deployed on an Oracle database. If we are unable to maintain our licenses with Oracle, we could be required to obtain substitute technology of lower quality or performance standards, or at additional cost, and our business could be harmed. We continually refine our client/server software applications and our Web-based products in order to improve their interoperability and to extend the reach of our products throughout the printing industry supply chain.

     Our product architecture is designed to support today's rapidly changing technology standards by providing the following features:

     Layered architecture. Our client/server software applications are written using an object-oriented architecture, which enables our developers to construct and modify discrete applications efficiently and cost-effectively. Our hosted Web-based software applications are developed using multi-tier architecture, which provides for ease of deployment, application management, support, and scalability.

     Flexible, open systems architecture. Our open architecture benefits both our internal software development process and the customers who use our solutions. Our developers are able to pre-configure software to address in separate solutions the specialized needs of the different types of participants in the printing industry supply chain, which simplifies and accelerates the software development process. We are able to offer products which are appropriate for customers ranging from small, single-facility print shops to large, enterprise-wide implementations. In addition, our architecture supports a number of different operating systems, such as Windows, Macintosh, AS/400, and UNIX.

     Scalability. We use a distributed application framework, which leverages separate applications working together, rather than a single, complex system, to minimize product complexity and facilitate product updates and maintenance. We ensure optimal scalability in our Web-based products by managing application replication software on multiple servers, coupled with load management software and hardware, which provides redundancy and additional peak use capacity. Our multi-tier architecture allows for rapid response to demands for increased capacity resulting in an environment that is highly scalable.

     Security. Our Web-based products are protected from intrusion and compromise through multiple industry-standard security measures. Our multi-tier architecture isolates the major components of the system from one another -- the publicly-accessible tiers include user interface components and business logic modules, while the data layer resides in a separate, secure, private tier. By segregating data from the interface and business logic, we protect the data repository from infiltration over the public Web. We also rely upon industry-standard security protocols, such as secure socket layer connections, digital signatures, and encryption, to protect essential customer data from exposure and corruption.

  INTELLECTUAL PROPERTY

     We rely primarily on a combination of copyright, trademark, trade secret, and patent laws and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our technology. We seek to protect the source code for our software, documentation, and other written materials under trade secret and copyright laws. We license our software pursuant to license agreements, which impose restrictions on the licensee's ability to utilize the software. We also require employees and consultants with access to our proprietary information to execute confidentiality agreements. We have obtained eight patents in the United States on aspects of our technology and business processes. Four of these patents are scheduled to expire within the next two years and the remaining four patents expire at different times between 2005 and 2017. We do not view the expiration of these patents to be material. We have also filed applications for additional patents. We expect that, if granted, the duration of these patents will be 20 years from the date of filing the application. We own various trademarks that are used in connection with our business, some of which have been registered with the United States Patent and Trademark Office. The duration of those trademarks is unlimited, subject to continuous use.

     We license several patents for our Web-based solutions from the owners of the respective patents. The license agreements grant us a non-exclusive license to use in our products the process covered by U.S. Patent No. 4,839,829, No. 6,353,483, No. 6,362,895, and No. 6,429,947. The licenses remain in effect until the expiration of the respective patents. We also license technology owned by Creo Inc. for use in the Web-based solutions which we offer to printers. Creo can terminate this license agreement if a third party purchases more than fifty percent of our outstanding stock or our strategic alliance agreement with Creo is terminated.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Our failure to adequately protect our intellectual property could have a material adverse effect on our business and operating results.

     Competition. Traditionally, both printers and print buyers would internally create their own methodologies to manage their printing industry supply chain needs, often using manual processes. In the absence of commercially-available printing industry supply chain software, some companies developed software for their own internal use. The market for software focused specifically on the printing industry supply chain is relatively new and is evolving rapidly.

     In this market, we encounter competition from software application vendors that specifically target the printing industry, which are typically small, privately-owned companies, and from larger vendors who currently offer or are seeking to develop printer-focused enterprise resource planning products, such as Heidelberg and SAP. We are unaware of any competing integrated suite of software products focused specifically on the print industry supply chain similar to our comprehensive software solutions. In the future, we could potentially face competition from other software vendors with related functionality in enterprise resource planning, supply chain management, and procurement who decide to target the printing industry, including Ariba, i2, Manugistics, Microsoft, Oracle, and PeopleSoft, and other software vendors focused on specific aspects of supply chain planning and execution, such as Manhattan Associates, Retek, and Vastera. We believe that the principal competitive factors affecting our market include adoption by a significant number of print buyers and printers, product quality and performance, customer service, core technology, product features, price, and the value of services.

     Employees. As of December 31, 2002, we had 330 full-time employees. Of these employees, 56 were in sales and marketing, 108 were in research and development, 126 were in customer support, and 40 were in general and administrative services and operations. Our employees are not represented by a labor union, and we consider our employee relations to be good.

     Facilities. Our headquarters are located in Pittsburgh, Pennsylvania, where we lease approximately 25,000 square feet of office space. The lease expires in November 2003, unless we elect to extend the term for up to an additional two years. These facilities are used for executive office space, including sales and marketing, finance and administration, research and design, Web hosting, and customer support. In addition, we have offices in Arizona, California, Connecticut, Illinois, Minnesota, and New Hampshire in the United States, and New Windsor in the United Kingdom.

     Legal Proceedings. On February 19, 2003, Creo commenced an action in The Court of Chancery of the State of Delaware in and for New Castle County captioned Creo, Inc. v. Printcafe Software, Inc., Electronics For Imaging, Inc., Marc D. Olin, Charles J. Billerbeck, Victor A. Cohn and Thomas J. Gill. Creo requested a temporary restraining order with respect to (a) triggering, exercising or otherwise giving effect to the stockholders' rights plan we adopted, (b) enforcing any action taken or to be taken by us "with the intent or effect of impeding the operation of market forces in an open bidding contest for Printcafe," (c) taking any steps or actions to enforce the fee provided for in the letter agreement we entered into with EFI, (d) taking any steps or any actions to enforce the option we granted to EFI, (e) taking any steps or actions to enforce the no solicitation provisions of the standby credit letter that we entered into with EFI, (f) engaging in any "conduct intended to cause or having the effect of causing Printcafe to forgo the opportunity to explore and enter into economically more favorable transactions" and (g) entering into, or purporting to enter into, a merger agreement between EFI and us before the court finally rules on the action. On February 21, 2003 the court denied Creo's request for a temporary restraining order. The matter is still pending in the Delaware Chancery Court with respect to the other relief sought by Creo. We intend to vigorously defend ourselves in this matter. If this lawsuit is resolved unfavorably to us, our business and financial condition could be adversely affected and we may not be able to complete the merger.

     From time to time, we may be involved in various lawsuits and legal proceedings that arise in the ordinary course of business, including claims from third parties alleging that our products infringe their proprietary rights. These claims, with or without merit, could be time-consuming and costly, divert management's attention, cause product shipment delays, require us to develop non-infringing technology, or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. Based on our investigation to date, we do not believe that the ultimate outcome of any of these claims would have a material adverse effect on our business. However, if any of these disputes are resolved unfavorably to us, our business and financial condition could be adversely affected.

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial and operating data set forth below should be read in conjunction with our consolidated financial statements, the related notes, and the other information contained in this document. The selected consolidated balance sheet data as of December 31, 2002 and 2001 and the selected consolidated statement of operations data for the three years ended December 31, 2002 have been derived from our audited consolidated financial statements included elsewhere in this document. The selected consolidated balance sheet data as of December 31, 2000, 1999 and 1998 and the selected consolidated statement of operations data for the two years ended December 31, 1999 have been derived from our audited consolidated financial statements not included in this document.

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            2002       2001       2000        1999      1998
                                          --------   --------   ---------   --------   -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
  Revenue:
     License and subscription...........  $ 21,119   $ 18,103   $   8,880   $  1,298   $ 2,228
     Maintenance........................    21,701     20,601      15,239      1,090       907
     Professional services and other....     3,701      3,164       1,215      2,023     2,107
                                          --------   --------   ---------   --------   -------
       Total revenue....................    46,521     41,868      25,334      4,411     5,242
  Cost of revenue:
     License and subscription...........     3,650      3,936       2,684        129       267
     Maintenance........................     5,091      6,088       7,337        320       160
     Professional services and other....     1,636      1,572         637        966       675
                                          --------   --------   ---------   --------   -------
       Total cost of revenue............    10,377     11,596      10,658      1,415     1,102
                                          --------   --------   ---------   --------   -------
  Gross profit..........................    36,144     30,272      14,676      2,996     4,140
  Operating expenses:
     Sales and marketing................    16,989     19,114      20,542        848       397
     Research and development...........    12,003     12,180      11,307      1,900     1,601
     General and administrative.........     6,193      7,645      24,525      2,704     1,651
     Depreciation.......................     2,922      3,821       2,060        232       199
     Amortization of goodwill and other
       intangibles(1)(2)................    29,511     49,052      39,481        774        --
     Stock-based compensation and
       warrants.........................     1,386      1,103       5,144      7,274       254
     Restructuring charge...............       525      2,098       1,185         --        --
                                          --------   --------   ---------   --------   -------
       Total operating expenses.........    69,529     95,013     104,244     13,732     4,102
                                          --------   --------   ---------   --------   -------
  (Loss) income from operations.........   (33,385)   (64,741)    (89,568)   (10,736)       38
  Other expense, net....................    (7,412)    (5,262)     (6,150)      (183)      (22)
                                          --------   --------   ---------   --------   -------
  Net (loss) income.....................  $(40,797)  $(70,003)  $ (95,718)  $(10,919)  $    16
Accretion of redeemable preferred
  stock.................................    (6,201)    (5,635)     (4,858)        --        --
                                          --------   --------   ---------   --------   -------
Net (loss) income attributable to common
  stock.................................  $(46,998)  $(75,638)  $(100,576)  $(10,919)  $    16
                                          ========   ========   =========   ========   =======
Net loss per share basic and diluted....  $  (8.11)  $(468.67)  $ (687.66)  $ (96.36)  $    --
                                          ========   ========   =========   ========   =======
Weighted average shares basic and
  diluted...............................     5,797        161         146        113        --
                                          ========   ========   =========   ========   =======

---------------

(1) For the years ended December 31, 2002, 2001, 2000, 1999, and 1998, goodwill amortization was $0, $19,576, $16,653, $774 and $0, respectively, or $0.00,
    $121.30, $113.86, $6.83, and $0.00 per diluted common share, respectively.

(2) Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and other Intangible Assets. SFAS 142 requires among other things, the discontinuance of goodwill amortization and provisions for the reclassification of certain existing recognized intangibles as goodwill. Upon the adoption of SFAS 142, the Company ceased amortizing goodwill.

                                                           AS OF DECEMBER 31,
                                          ----------------------------------------------------
                                            2002       2001        2000        1999      1998
                                          --------   ---------   ---------   --------   ------
                                                             (IN THOUSANDS)
FINANCIAL POSITION:
Cash and cash equivalents...............  $  8,775   $   8,648   $  15,206   $     --   $   56
Working capital.........................     4,063        (985)     (4,209)    (4,109)    (566)
Total assets............................    53,673      79,503     135,958     11,840    2,025
Long-term obligations, less current
  portion...............................    12,743      33,365      36,114        953       68
Obligations under capital leases, less
  current portion.......................        --          34         102         93       --
Redeemable preferred stock..............        --     132,676     104,230         --       --
Total stockholders' equity (deficit)....    21,959    (105,373)    (32,792)     4,858     (661)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The information in this discussion contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performances, or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "should," "could," "would," "plan," "expect," "intend," "believe," "goal," "estimate," "anticipate," "predict," "potential," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this document. You should read this document completely and with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements. Factors that might cause or contribute to a discrepancy include, but are not limited to, the Risk Factors included in our prospectus dated June 18, 2002 filed with the Securities and Exchange Commission and our other filings with the Securities and Exchange Commission.

  OVERVIEW

     General. We have focused on developing software solutions designed specifically for the printing industry supply chain since our inception in 1987. In February 2000, Prograph Systems, our predecessor company, changed its name to printCafe, Inc., and we launched our Web-based products to complement our enterprise resource planning software. From February through April 2000, we acquired five complementary businesses for an aggregate purchase price of $137.3 million. We have also committed significant resources to develop, integrate, and market our products, expand our management team, and hire additional personnel. On June 18, 2002, we completed our initial public offering by issuing 3,750,000 shares of our common stock at a price of $10.00 per share. We incurred a net loss of $95.7 million, $70.0 million and $40.8 million in 2000, 2001 and 2002 respectively and had an accumulated deficit of $234.7 million as of December 31, 2002.

     The acquisitions we completed in early 2000 generated goodwill of $57.7 million, of which $22.5 million remained unamortized as of December 31, 2002, and other intangible assets of $86.4 million, of which $5.5 million remained unamortized as of December 31, 2002. In accordance with SFAS No. 142, we have performed the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002 and December 31, 2002, and have determined that no impairment loss is required to be recognized. The other intangible assets are being amortized over a three-year period, Any future write-off of goodwill or other intangible assets as a non-cash charge could be significant and would likely harm our operating results. In addition, any future impairment loss recognition may adversely affect our ability to comply with the financial covenants in our installment note with National City Bank. As of December 31, 2002, we were not in compliance with the debt service coverage covenant of the installment note. We have received a waiver with respect to this default from National City Bank, which expires on January 1, 2004. As of December 31, 2002, the outstanding principal balance of this note was $0.3 million.

     We acquired substantially all the assets and intellectual property of printChannel, Inc. in October 2002. This transaction did not have a material impact on fourth quarter financial results or our financial position as of December 31, 2002.

     Sources of Revenue. Our revenue is derived principally from licenses and subscriptions of our products, maintenance contracts, and professional and other services, including implementation, consulting, and training. Our products are typically purchased under either a perpetual license or a time-based or usage-based subscription. We offer our enterprise resource planning and other client/server software to printers and print buyers under license agreements. We offer our Web-based products to printers and print buyers under subscription agreements, which typically have a term of three years. Our print buyer customers pay a subscription fee for our Web-based products based on the number of users of the website. Our printer customers can purchase either an unlimited subscription or a limited subscription for our Web-based products. The fee for the limited subscription is based on the value of print orders processed through the customer's website. Maintenance contracts are sold to customers, usually at the time of sale of a software license, under annual agreements that provide for automatic renewal, unless the customer cancels. We also provide professional services, which are offered at an hourly rate.

     We have derived most of our revenue from licenses of our software and the sale of related maintenance to printers. In the first quarter of 2001, we began to recognize revenue from the sale of our Web-based products to printers and began to market our Web-based solutions for print buyers.

     For the years ended December 31, 2000, 2001 and 2002, revenues from foreign customers approximated 5%, 11% and 15% respectively, of our total revenues.

  CRITICAL ACCOUNTING POLICIES

     Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. Our actual results may differ from those estimates.

     The following critical accounting policies affect the significant judgments and estimates we use in preparing our consolidated financial statements.

     Revenue Recognition. We recognize revenue on our software products in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, which provides for recognition of revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations remain on our part with regard to implementation, the fee is fixed and determinable, and collectibility is probable. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of each element. Revenue recognized from multiple-element arrangements is allocated to undelivered elements of the arrangement, such as maintenance and professional services, based on the relative fair value of each element. Our determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (VSOE). We limit our assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management for an element not yet sold separately. We have VSOE for maintenance services and professional services.

     If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the total fee is recognized as revenue. We generally recognize license revenue under the residual method upon delivery of our software to the customer, provided collection is probable. Revenue allocated to maintenance is recognized ratably over the maintenance term and revenue allocated to training and other service elements is recognized as the services are performed. Revenue from Web-based products is recognized ratably over the term of the subscription for unlimited subscriptions and is recognized based on usage, subject to a fixed term, for limited subscriptions. Many of our agreements include warranty provisions. Historically, these provisions have not had a significant impact on our revenue recognition. In those instances where customer acceptance may be in question, all revenue relating to that arrangement is deferred until the warranty period has expired.

     Contingencies. We are involved in disputes and litigation in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in insurance coverage or our approach, such as a change in settlement strategy.

     Stock Based Compensation. We have elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for our employee stock options because the alternative fair value accounting provided under SFAS No. 123, Accounting for Stock Based Compensation (SFAS 123), requires use of valuation models that were not developed for use in valuing employee stock options.

     In the first quarter of 2002, we granted options to purchase 766,520 shares of common stock, with an exercise price of $4.21 per share, to employees and directors. As a result, we recorded approximately $4.4 million of deferred compensation. This amount represents the difference between the exercise price and the fair market value of our common stock on the date we granted these stock options. We will record stock-based compensation expense of approximately $1.1 million annually over the vesting period of these options, which is generally four years. As described in "The Merger -- Interests of Our Directors and Executive Officers in the Merger" if the merger is completed, the vesting of these options will be accelerated by six months.

     In April 2002, we granted options to purchase 381,603 shares of common stock, with an exercise price of $15.54 per share, to employees. We did not record any stock-based compensation expense related to these options as the exercise price was above the then current fair market value. We also granted options to purchase 92,910 shares of common stock to employees in June 2002, with an exercise price of $2.00 per share. As a result, we will record approximately $0.2 million of stock-based compensation expense annually over the vesting period of these options, which is three years.

     For the year ended 2000, 2001 and 2002, we recorded $5.1 million, $1.1 million and $1.4 million, respectively, of stock-based compensation expense.

     Warrants. We account for equity instruments issued to nonemployees and pursuant to strategic alliance agreements in accordance with the provisions of SFAS 123, Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services, and Emerging Issues Task Force No. 01-9, Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor's Product. Warrant expense represents charges associated with the issuance of warrants to purchase our common stock. To the extent that we derive revenue from agreements entered into in connection with the issuance of warrants, we offset this revenue by the expense associated with these warrants. Any amount of expense that exceeds revenue is recorded in sales and marketing, general and administrative, or interest expense, based upon the nature of the agreement. The amount of expense is equal to the fair value of vested warrants determined using Black-Scholes pricing models. The following table sets forth the amount of expense and reduction to revenue associated with the issuance of these warrants for the year ended December 31, 2000, 2001 and 2002, respectively (in thousands):

                                                               2000     2001    2002
                                                              ------   ------   ----
Reduction in revenue........................................  $   --   $   47   $--
Increase in sales and marketing.............................   3,841    1,054    26
Increase in general and administrative......................     437       --    --
Increase in interest expense................................   1,943    1,161    --

     As of December 31, 2002, we had unvested warrants to purchase 43,899 shares of common stock, which have exercise prices ranging from $266.40 to $592.07 and vest upon attainment of performance criteria. Upon the vesting of warrants to purchase 13,119 of these shares of common stock, we will record warrant expense based upon fair value for each warrant, and upon the vesting of warrants to purchase 30,780 of these shares of common stock, we will reduce revenue generated from the warrant holder during the period when vesting occurs. We cannot predict the timing or amount of this reduction in revenue and increase in expense because the amount is calculated using the fair market value at the time of vesting.

     Income Taxes. Deferred income taxes are recognized for all temporary differences between tax and financial bases of our assets and liabilities, using the tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. As of December 31, 2002, we had significant net operating loss carryforwards available to offset future taxable income. The net operating loss carryforwards will expire beginning 2015 through 2021. Federal and state tax rules impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in situations where changes occur in the stock ownership of a company. Utilization of our carryforwards is limited because of past ownership changes. In the event that we have a future change in ownership, utilization of these carryforwards could be further limited.

     We have established a 100% valuation allowance against deferred tax assets due to the uncertainty that future tax benefits can be realized from our net operating loss carryforwards and other deferred tax assets.

     Identified Intangible Assets, Purchased Technology and Goodwill. Our identified intangible assets, purchased technology and goodwill are related mainly to our business acquisitions. We amortize identified intangible assets and purchased technology on a straight-line basis over the estimated useful lives (generally three years) of the remaining assets. Goodwill represents the excess of cost over the fair value of net intangible and identifiable intangible assets of acquired businesses. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Before we adopted SFAS No. 142, we amortized goodwill over its estimated useful life of three years. Upon adoption of SFAS No. 142, we performed an initial impairment analysis. Under SFAS No. 142, goodwill is no longer amortized to expense, but is instead subjected to a periodic impairment test at least annually. The impairment test is a two-step process, which analyzes whether or not goodwill has been impaired. Step one requires that the fair value be compared to book value. If the fair value is higher than the book value, no impairment is indicated and there is no need to perform the second step of the process. If the fair value is lower than the book value, step two must be evaluated. Step two requires the fair value to be allocated to assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the goodwill. This implied fair value is then compared with the carrying amount, and if it were less, we would then recognize an impairment loss. We test goodwill for impairment annually in the fourth quarter.

     Impairment of Long-lived Assets. Effective January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes or amends existing accounting literature related to the impairment and disposal of long-lived assets.

     Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, we review our long-lived assets for impairment by first comparing the carrying value of the assets to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. If the carrying value exceeds the sum of the assets' undiscounted cash flows, we estimate an impairment loss by taking the difference between the carrying value and fair value of the assets. No impairment charge has been recorded in any of the periods presented.

  RECENT ACCOUNTING PRONOUNCEMENTS

     Debt extinguishment costs. In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145, which becomes effective for financial statements issued for fiscal years beginning after May 15, 2002 and requires gains and losses on extinguishment of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under the provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. As of December 31, 2002, we early adopted SFAS No. 145 and reclassified an extraordinary loss of $1.1 million recognized in the second quarter of 2002 to other expense.

     Exit and disposal activities. In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146, which became effective for exit or disposal activities that are initiated after December 31, 2002, addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. We do not believe that SFAS No. 146 will have a material impact on its financial position and results of operations.

     Stock-based compensation. In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based
Compensation -- Transition and Disclosure. SFAS No. 148 amends Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the prior disclosure guidance and requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. For entities that voluntarily change to the fair value based method of accounting for stock-based employee compensation, the transition provisions are effective for fiscal years ending after December 15, 2002. For all other companies, the disclosure provisions are effective for interim and annual periods beginning after December 15, 2002.

     Guarantees. In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies and expands on existing disclosure requirements for guarantees, including loan guarantees. It also would require that, at the inception of a guarantee, we may need to recognize a liability for the fair value, of the obligation under that guarantee. The initial fair value recognition and measurement provisions will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN 45 did not impact our financial position, results of operations or cash flows.

  RESTRUCTURING

     In September 2000, we initiated a restructuring plan that was designed to reduce our cost structure and eliminate redundant job tasks that existed as a result of the acquisitions made in early 2000. As part of this plan, we reduced our workforce by 78 employees through the elimination of some positions and the consolidation of other redundant job tasks. The restructuring resulted in a charge for the year ended December 31, 2000 of $1.2 million, which consisted primarily of severance and other benefits related to the discharged employees. Our cash flow from operations was adversely impacted by those costs during the fourth quarter of 2000 and the first six months of 2001.

     In May 2001, we announced a restructuring that primarily related to the consolidation of client support operations into existing facilities, resulting in a restructuring charge of $2.1 million. The plan included terminations of 45 employees and the reduction of leased office space. As of December 31, 2002, less than $0.1 million remained in the reserve related to lease obligations. All remaining cash expenditures relating to these lease obligations will have been made by March 31, 2003.

     In August 2002, we announced a restructuring effecting an organizational realignment of the product management and customer service and support operations. This resulted in a restructuring charge of $0.5 million in the quarter ended September 30, 2002. This charge consisted primarily of severance and benefits including involuntary termination and COBRA benefits, outplacement costs, and payroll taxes for the approximately 40 employees impacted by this restructuring. As of December 31, 2002, we had expended substantially all amounts relating to this restructuring.

     These restructuring plans focused on reducing our cost structure and improving the efficiency of our operations to respond to changing market conditions and to realize the anticipated benefits of the acquisitions made in early 2000. We believe that these actions will not adversely impact our operations in the future because we have undertaken initiatives to manage and monitor our client and employee relations during the execution of these plans and subsequent to their completion.

 RESULTS OF OPERATIONS

     The following table presents selected financial data for the periods indicated as a percentage of our total revenue:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2002      2001      2000
                                                              ------    ------    ------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Revenue:
  License and subscription..................................     45%       43%       35%
  Maintenance...............................................     47        49        60
  Professional services and other...........................      8         8         5
                                                               ----      ----      ----
     Total revenue..........................................    100       100       100
                                                               ----      ----      ----
Cost of revenue:
  License and subscription..................................      8         9        11
  Maintenance...............................................     11        15        29
  Professional services and other...........................      3         4         2
                                                               ----      ----      ----
     Total cost of revenue..................................     22        28        42
                                                               ----      ----      ----
Gross profit................................................     78        72        58
                                                               ----      ----      ----
Operating expenses:
  Sales and marketing.......................................     37        46        81
  Research and development..................................     26        29        45
  General and administrative................................     13        18        97
  Depreciation..............................................      6         9         8
  Amortization of Goodwill and other intangibles............     63       117       156
  Stock-based compensation and warrants.....................      3         3        20
  Restructuring charge......................................      1         5         5
                                                               ----      ----      ----
     Total operating expenses...............................    149       227       412
                                                               ----      ----      ----

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2002      2001      2000
                                                              ------    ------    ------
Loss from operations........................................    (71)%    (155)%    (354)%
Other expense, net..........................................    (16)      (12)      (24)
                                                               ----      ----      ----
Net loss....................................................    (87)     (167)     (378)
Accretion of redeemable preferred stock.....................    (13)      (13)      (19)
                                                               ----      ----      ----
Net loss attributable to common stock.......................   (100)%    (180)%    (397)%
                                                               ====      ====      ====

  COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2002

     Total revenue. Total revenue increased from $41.9 million in 2001 to $46.5 million in 2002, an increase of 11%. The increase in license and subscription revenue was primarily due to increased sales of licenses of our enterprise resource planning products, which represented 32% of our total revenue for the twelve months ended December 31, 2002, resulting from an increase in sales and marketing initiatives focusing on these products. These sales and marketing initiatives also led to additional maintenance contracts associated with these new license sales and additional training and consulting services. An increase in subscription and transaction fees generated by our Web-based products resulting from contract renewals and an increase in transactional volume processed through these products also contributed to the increase in revenue.

     Total cost of revenue. Cost of revenue includes direct labor and other direct costs relating to the delivery of our products and services. The cost of license and subscription revenue is primarily related to third party licenses that we resell with licenses and subscriptions of our products, as well as any hosting and communication costs. Cost of revenue decreased from $11.6 million in 2001 to $10.4 million in 2002, a decrease of 11%. This decrease was the result of lower third party license costs and a reduction in the number of employees in our client and professional services area resulting from the restructuring of operations in the second quarter of 2001 and the third quarter of 2002. Cost of revenue as a percentage of revenue decreased from 28% in 2001 to 22% in 2002, resulting from the increase in revenue and the reduction in costs.

     Operating expenses. We classify our operating expenses into six general categories, based on the nature of the expenditure: sales and marketing, research and development, general and administrative, depreciation, amortization, and stock-based compensation and warrants. We allocate our total costs for overhead and facilities to each of the functional areas of our business that use these services based upon estimated usage. These allocated charges include general overhead items such as administrative salaries, professional fees, building rent, equipment leasing costs, and telecommunication charges.

     Sales and marketing. Sales and marketing expenses consist primarily of costs related to sales and marketing, employee compensation, travel, public relations, trade shows, and advertising. Sales and marketing expenses decreased from $19.1 million in 2001 to $17.0 million in 2002, a decrease of 11%. Sales and marketing expenses as a percentage of revenue decreased from 46% in 2001 to 37% in 2002. The decrease in absolute dollars was primarily due to a reduction in the number of sales and marketing employees resulting from the restructuring of operations in the second quarter of 2001 and reductions in travel, advertising, promotion, public relations, and general marketing expenses related to initiatives that were focused on reducing expenses.

     Research and development. Research and development expenses consist primarily of expenses related to the development and upgrade of our existing proprietary software and expenses related to research and development for new product offerings. These expenses include employee compensation for research and development expenses and third-party contract development costs. Research and development expenses decreased from $12.2 million in 2001 to $12.0 million in 2002, a decrease of 2%. The decrease was primarily due to a reduction in outside consulting expenses. Research and development expenses as a percentage of revenue decreased from 29% in 2001 to 26% in 2002.

     General and administrative. General and administrative expenses consist primarily of compensation for executive and administrative personnel, travel expenses, professional advisory fees, and general overhead expenses that are not allocated to cost of revenue, product development, or sales and marketing. General and administrative expenses decreased from $7.6 million in 2001 to $6.2 million in 2002, a decrease of 19%. General and administrative expenses as a percentage of revenue decreased from 18% in 2001 to 13% in 2002. The decrease was primarily due to a reduction in general and administrative employees.

     Depreciation. Depreciation expense consists primarily of the depreciation of equipment, furniture, fixtures, and leasehold improvements that are not directly related to the generation of revenue. Depreciation expense decreased from $3.8 million in 2001 to $2.9 million in 2002, a decrease of 24%. The decrease is primarily attributable to computer equipment becoming fully depreciated and new equipment being purchased at a slower rate compared to prior periods.

     Amortization. Amortization expense consists of the amortization of intangible assets such as goodwill, purchased technology, customer lists, and patents. Amortization expense decreased from $49.1 in 2001 to $29.5 million in 2002, a decrease of 40%. The decrease was primarily the result of the adoption of SFAS No. 142, effective January 1, 2002. We have performed the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002 and December 31, 2002, and determined that no impairment loss was required to be recognized.

     Stock-based compensation and warrants. Stock-based compensation expense relates to grants of employee stock options and issuances of stock with exercise prices lower than the deemed fair value of the underlying shares at the time of grant or issuance and issuance of stock in consideration of salary. Stock-based compensation and warrants expense increased from $1.1 million in 2001 to $1.4 million in 2002. The increase was primarily the result of stock-based compensation expense related to options to purchase 766,520 shares of common stock at an exercise price of $4.21 that were issued during the first quarter of 2002 to employees and directors.

     Other income (expense). Other income (expense) consists primarily of interest expense related to our borrowings and amortization of debt origination costs, offset by interest income received from the investment of proceeds from our financing activities. Interest expense decreased from $5.3 million in 2001 to $3.6 million in 2002, a decrease of 31%. The decrease is primarily due to the repayment of $17.8 million of indebtedness upon the completion of our initial public offering, offset by a higher weighted average interest rate on outstanding indebtedness during the first two quarters of 2002 as compared to the same periods of 2001. During 2002, amortization of debt origination fees of $3.3 million was recorded as a result of the restructuring of debt during the second quarter and the write-off of $1.1 million of debt origination fees associated with a warrant issued to a lender. Amortization expense related to debt origination fees will be approximately $0.9 million per quarter through December 31, 2003. Other income (expense) for the twelve months ended December 31, 2002 also includes a fair value adjustment to reflect a decline in the value of the collateral for notes receivable from our stockholders.

     Income taxes. During the twelve months ended December 31, 2001 and 2002, we incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefits. At December 31, 2002, we had significant accumulated net operating loss carryforwards for federal and state tax purposes. The federal tax carryforwards expire in various years beginning in 2015 through 2021. Utilization of net operating loss carryforwards is subject to limitations. Events which cause limitations on the amount of net operating losses that we may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period.

 COMPARISON OF YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 2001

     The inclusion for the year 2001 of the results of the companies we acquired in early 2000 had an incremental effect on our results of operations. The more significant reasons for the changes year over year are described below.

     Total revenue. Total revenue increased from $25.3 million in 2000 to $41.9 million in 2001, an increase of 65%. The increase in license and subscription revenue was primarily due to increased sales of licenses of our enterprise resource planning products, which represented 32% of our total revenue in 2001, resulting from an increase in sales and marketing initiatives focusing on these products. These sales and marketing initiatives also led to additional maintenance contracts associated with these new license sales and additional training and consulting services. To a lesser extent, revenue also increased because we began to recognize revenue from subscriptions for our Web-based products for printers in the first quarter of 2001.

     Total cost of revenue. Cost of revenue increased from $10.7 million in 2000 to $11.6 million in 2001, an increase of 9%. Cost of revenue as a percentage of revenue decreased from 42% in 2000 to 28% in 2001. The decrease as a percentage of revenue primarily resulted from an increase in revenue and a decrease in the number of customer and professional service employees as a result of the restructurings of operations in the third quarter of 2000 and the second quarter of 2001.

     Sales and marketing. Sales and marketing expenses decreased from $20.5 million in 2000 to $19.1 million in 2001, a decrease of 7%. Sales and marketing expenses as a percentage of revenue decreased from 81% in 2000 to 46% in 2001. The decrease in absolute dollars was primarily due to a reduction in the number of sales and marketing employees resulting from restructurings of operations in the third quarter of 2000 and the second quarter of 2001 and reductions in travel, advertising, promotion, public relations, and general marketing expenses related to initiatives that were focused on reducing expenses.

     Research and development. Research and development expenses increased from $11.3 million in 2000 to $12.2 million in 2001, an increase of 8%. The increase was primarily due to continued investment in the development of our software and Web-based products. Research and development expenses as a percentage of revenue decreased from 45% in 2000 to 29% in 2001.

     General and administrative. General and administrative expenses decreased from $24.5 million in 2000 to $7.6 million in 2001, a decrease of 69%. General and administrative expenses as a percentage of revenue decreased from 97% in 2000 to 18% in 2001. The decrease was primarily due to a decrease in general and administrative employees and the consolidation of facilities as a result of restructurings of operations in the third quarter of 2000 and the second quarter of 2001. Also contributing to the decrease were expense reductions in travel and professional fees as a result of initiatives that were focused on reducing expenses.

     Depreciation. Depreciation expense increased from $2.1 million in 2000 to $3.8 million in 2001. The increase is primarily due to the purchase of additional computer equipment and software related to the development of our Web-based products.

     Amortization. Amortization expense increased from $39.5 million in 2000 to $49.1 million in 2001, an increase of 24%, reflecting a full year of amortization in 2001.

     Stock-based compensation and warrants. Stock-based compensation and warrants expense was $5.1 million in 2000 and $1.1 million in 2001. This decrease is the result of a decrease in warrant expense and, to a lesser extent, a reduction in the number of stock options being granted in 2001 at exercise prices below their deemed fair value.

     Other expense net. Other expense decreased from $6.2 million in 2000 to $5.3 million in 2001, a decrease of 14%. The decrease is the result of a reduction in outstanding indebtedness as well as a decrease in interest rates.

     Income taxes. During 2001, we incurred net losses for federal and state tax purposes and have not recognized any tax provisions or benefits.

 LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2002, we had $8.8 million in cash and cash equivalents, compared to $8.6 million as of December 31, 2001. This change was primarily attributable to our receipt of $33.0 million in net proceeds from our initial public offering in June 2002 offset by debt repayments of $17.8 million, principal prepayment fees of $3.7 million and cash used by operations during the period.

     Net cash used by operating activities totaled $10.6 million for 2002, compared to $17.9 million of net cash used by operating activities for 2001. Net cash used in operating activities for 2002 is primarily attributable to the net loss for the period (less non-cash expenses) in addition to an increase in accounts receivable as well as decreases in accounts payable, accrued liabilities and the restructuring reserve. The increase in accounts receivable is principally due to extended payment terms in agreements with significant customers.

     Net cash used by investing activities totaled $1.0 million for 2002, compared to $2.0 million of net cash used by investing activities for 2001. Cash used by investing activities during 2002 was primarily the result of the purchase of computer equipment and software licenses associated with the implementation of a new customer relationship management system and the acquisition of substantially all of the assets and intellectual property of printChannel, Inc. Cash used by investing activities in 2001 included payment for the license of a patent acquired in 2000, purchase of computer equipment and software, and the acquisition of technology-related assets of another business.

     Net cash provided by financing activities was $11.8 million for 2002, compared to $13.3 million of net cash provided by financing activities for 2001. Cash from financing activities during 2002 was primarily attributable to our receipt of $33.0 million in net proceeds from our initial public offering in June 2002 offset, in part, by debt repayments of $17.8 million and principal prepayment fees of $3.7 million. Cash from financing activities in 2001 was primarily attributable to the issuance of shares of our preferred stock, offset, in part, by the repayment of indebtedness.

     We have a $2.0 million demand line of credit with National City Bank, all of which was drawn as of December 31, 2002. Borrowings under the facility bear interest, which is payable monthly, at the prime rate. We also have entered into a $0.9 million commercial installment note with National City Bank, which is payable monthly and matures on July 1, 2004. Borrowings under the installment note bear interest, which is payable monthly, at the annual rate of 7.62%. As of December 31, 2002, the outstanding principal balance of this note was $0.3 million. The installment note contains restrictive covenants, including a limitation on our ability to incur additional indebtedness or grant security interests in our assets, as well as requirements that we satisfy various financial conditions, including minimum tangible net worth and debt service coverage. As of December 31, we were not in compliance with the debt service coverage covenant of the installment note. We have received a waiver with respect to this default from National City Bank, which expires January 1, 2004. If we violate any of these financial covenants and are unable to obtain a waiver from National City Bank, then National City Bank could declare all amounts outstanding, together with accrued interest, to be immediately due and payable. Obligations under the installment note and line of credit are secured by all of our tangible and intangible personal property.

     On May 31, 2002 and June 10, 2002, we executed agreements with a number of our debt holders to modify the terms of related-party debt, effective upon the completion of our initial public offering. An amendment to the promissory note issued to the former shareholders of M Data, Inc. dated as of May 31, 2002, provided for an increase in the principal amount of the note to $4.2 million from $4.0 million in return for a reduction in the annual interest rate to 8.0% from 12.0%. Principal payments are due in 24 equal monthly installments commencing January 2003. Interest is payable monthly and commenced in June 2002. Obligations under the note are secured by all of the intellectual property of our subsidiary, M Data, Inc.

     An amendment to the credit agreement with Iris Graphics, dated as of June 10, 2002: (i) reduced the annual interest rate to a fixed rate of 4.0%; (ii) provided for the payment of a total of $11.8 million of the outstanding principal balance of $23.6 million at March 31, 2002 and all accrued and deferred interest upon the completion of our initial public offering; and (iii) eliminated the financial covenants. In return, we paid a $3.7 million restructuring fee upon completion of the initial public offering. The $11.8 million remaining principal balance is due in one installment on January 2, 2004. Interest is payable quarterly and commenced in June 2002. The agreement includes restrictive covenants customary for agreements of this type. If we fail to comply with these restrictive covenants, then the lender could declare all outstanding amounts, together with accrued interest, to be immediately due and payable. Obligations under this agreement are secured by substantially all of our assets.

     Under an amendment to the loan agreement with the former shareholders of Hagen Systems, dated as of June 10, 2002, we were not required to prepay $2.0 million of the $8.0 million otherwise due upon an initial public offering and the annual interest rate was reduced to 8.0%, in return for an increase of $0.4 million to the remaining principal balance of the loan. The remaining principal amount due under the restructured agreement is $2.4 million, which is due on January 2, 2004. Interest at an annual rate of 8.0% is payable monthly and commenced in June 2002. The agreement includes restrictive covenants customary for agreements of this type. If we fail to comply with these restrictive covenants, then the lender could declare all outstanding amounts, together with accrued interest, to be immediately due and payable. Obligations under this agreement are secured by substantially all of our assets.

     We believe that, based on current levels of operations and anticipated growth, our cash from operations, together with cash currently available, will suffice to fund our operations for the next 12 months. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. If we do not complete the merger or complete a similar transaction with a third party, we do not expect to have sufficient cash to repay the $14.2 million of our outstanding debt that becomes due and payable in January 2004 without securing additional debt or equity financing; we do not expect that additional debt or equity financing would be available to us. If we are unable to pay these amounts when due, the lenders could proceed against the collateral.

 QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     For the twelve months ended December 31, 2002, revenue from foreign customers approximated 15% of our total revenue. We have not had any material exposure to factors such as changes in foreign currency exchange rates in foreign markets. However, in future periods, we expect to increase sales in foreign markets, including Canada and Europe. As our sales are made in U.S. dollars, a strengthening of the U.S. dollar could cause our products to be less attractive in foreign markets. At December 31, 2002, a total of $2.0 million of outstanding debt accrues interest based on the prime rate. Most of our cash equivalents, short-term investments, and capital lease obligations are at fixed interest rates. Therefore, the fair value of these investments is affected by changes in the market interest rates. However, because our investment portfolio is primarily composed of investments in money market funds and high-grade commercial paper with short maturities, we do not believe an immediate 10% change in market interest rates would have a material effect on the fair market value of our portfolio. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio.

PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of February 28, 2003 by:

     - Each of our directors and executive officers;

     - all directors and executive officers as a group; and

     - each person who is known by us to own beneficially more than 5% of our common stock.

     We have determined beneficial ownership in the table in accordance with the rules of the Securities and Exchange Commission. To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.

     Percentage ownership calculations are based upon 10,632,877 shares of our common stock outstanding on February 28, 2003. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have deemed shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days of February 28, 2003 to be outstanding, but we have not deemed these shares to be outstanding for computing the percentage ownership of any other person.

     Except as otherwise noted, the address of each person listed in the table is c/o Printcafe Software, Inc., Forty 24th Street, Pittsburgh, Pennsylvania 15222.

                                                               BENEFICIAL OWNERSHIP
                                                              ----------------------
                                                               NUMBER     PERCENTAGE
NAME                                                          OF SHARES    OF CLASS
----                                                          ---------   ----------
5% STOCKHOLDERS
Creo Inc.(1)................................................  4,717,547      44.3%
  3700 Gilmore Way
  Burnaby, British Columbia, Canada
  V5G 4M1
Mellon Ventures II, L.P.(2).................................  1,616,789      15.2
  c/o Mellon Ventures, Inc.
  One Mellon Center, Suite 5210
  Pittsburgh, PA 15228
Electronics For Imaging, Inc.(3)............................  4,023,946      31.2
  303 Velocity Way
  Foster City, CA 94404
J. & W. Seligman & Co. Incorporated(4)......................    714,300       6.7
  100 Park Avenue
  New York, NY 10004
DIRECTORS AND EXECUTIVE OFFICERS
Marc D. Olin(5).............................................    143,806       1.3
Joseph J. Whang(6)..........................................    110,787       1.0
Ronald F. Hyland, Sr.(7)....................................     25,990         *
Charles J. Billerbeck(8)....................................  1,616,789      15.2
Victor A. Cohn(9)...........................................      3,660         *
Thomas J. Gill(10)..........................................      5,161         *
Judi Hess(11)...............................................         --        --
Amos Michelson(11)..........................................         --        --
All directors and executive officers as a group (8
  persons)(12)..............................................  1,906,193      17.7

---------------

 (1) Includes 2,815,495 shares held of record by Creo SRL, a wholly-owned subsidiary of Creo Inc., and 18,588 shares of our common stock issuable upon the exercise of warrants issued to Creo SRL which are exercisable within 60 days of February 28, 2003. This share information is derived from a Schedule 13D/A filed with the SEC on February 25, 2003.

 (2) Mellon Ventures II, L.P. is a majority-owned subsidiary of Mellon Financial Corp. The general partner of Mellon Ventures II, L.P. is MVMA II L.P., and the general partner of MVMA II L.P. is MVMA Inc. According to information provided by the stockholder, MVMA Inc. has delegated its dispositive powers with respect to the shares to Mellon Ventures, Inc. Includes 22,341 shares of our common stock issuable upon the exercise of warrants exercisable within 60 days of February 28, 2003. The share information is derived from a Schedule 13D filed with the SEC on June 28, 2002.

     Mellon Ventures II, L.P. has entered into a stockholder agreement with EFI pursuant to which Mellon has agreed to, among other things, vote in favor of (a) the adoption of the merger agreement, (b) the approval of the transactions contemplated by the merger agreement and (c) approval of the merger. Additionally, Mellon granted EFI an irrevocable proxy with respect to matters addressed by the stockholder agreement.

 (3) Includes 2,126,574 shares issuable upon exercise of a stock option issued to EFI which was fully exercisable on February 28, 2003. Also includes 1,897,372 shares with respect to which EFI has voting power in the merger pursuant to the terms of stockholder agreements with Mellon Ventures II, L.P. and three of our executive officers. Under the terms of the agreements, each stockholder agreed to, among other things, vote in favor of (a) the adoption of the merger agreement, (b) the approval of the transactions contemplated by the merger agreement and (c) approval of the merger. Additionally, each stockholder granted EFI an irrevocable proxy with respect to matters addressed by the stockholder agreement.

 (4) J. & W. Seligman & Co. Incorporated is the investment advisor of Seligman New Technologies Fund II, Inc. The share information is derived from a
     Schedule 13G/A filed by J. & W. Seligman on November 12, 2002.

 (5) Includes 57,819 shares of our common stock issuable upon exercise of options exercisable within 60 days of February 28, 2003. Mr. Olin has entered into a stockholders agreement with EFI pursuant to which Mr. Olin has agreed to, among other things, vote in favor of (a) the adoption of the merger agreement, (b) the approval of the transactions contemplated by the merger agreement and (c) approval of the merger. Additionally, Mr. Olin granted EFI an irrevocable proxy with respect to matters addressed by the stockholders agreement.

 (6) Includes 45,618 shares of our common stock issuable upon the exercise of options exercisable within 60 days of February 28, 2003. Mr. Whang has entered into a stockholders agreement with EFI pursuant to which Mr. Whang has agreed to, among other things, vote in favor of (a) the adoption of the merger agreement, (b) the approval of the transactions contemplated by the merger agreement and (c) approval of the merger. Additionally, Mr. Whang granted EFI an irrevocable proxy with respect to matters addressed by the stockholders agreement.

 (7) Includes 16,844 shares of our common stock issuable upon the exercise of options exercisable within 60 days of February 28, 2003. Mr. Hyland has entered into a stockholders agreement with EFI pursuant to which Mr. Hyland has agreed to, among other things, vote in favor of (a) the adoption of the merger agreement, (b) the approval of the transactions contemplated by the merger agreement and (c) approval of the merger. Additionally, Mr. Hyland granted EFI an irrevocable proxy with respect to matters addressed by the stockholders agreement.

 (8) Consists of the 1,616,789 shares of our common stock beneficially owned by Mellon Ventures II, L.P. Mr. Billerbeck disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in Mellon Ventures II, L.P. Mr. Billerbeck is a senior managing director of Mellon Ventures, Inc.

 (9) Consists of 3,660 shares of our common stock issuable upon the exercise of options exercisable within 60 days of February 28, 2003.

(10) Consists of 5,161 shares of our common stock issuable upon exercise of options exercisable within 60 days of February 28, 2003.

(11) Does not include 4,754,723 shares of our common stock beneficially owned by Creo Inc. Mr. Michelson is chief executive officer and a director of Creo, and Ms. Hess is an executive officer of Creo. Mr. Michelson and Ms. Hess disclaim beneficial ownership of these shares.

(12) Includes 151,444 shares of our common stock issuable upon the exercise of options and warrants exercisable within 60 days of February 28, 2003.

PRICE RANGE OF OUR COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "PCAF." The following table sets forth the high and low sales prices for each quarter since our initial public offering on June 18, 2002.

YEAR AND QUARTER                                               HIGH     LOW
----------------                                              ------   -----
2002:
Second quarter (from June 18, 2002).........................  $10.00   $4.70
Third quarter...............................................    5.42    1.18
Fourth quarter..............................................    2.00    0.91

2003:
First quarter (through         , 2003)......................  $        $

     We have not paid and do not currently intend to pay any dividends on our common stock.

          COMPARATIVE RIGHTS OF EFI STOCKHOLDERS AND OUR STOCKHOLDERS

     We and EFI are both organized under the laws of the State of Delaware. Any differences in the rights of holders of our capital stock and holders of EFI capital stock arise primarily from differences between the companies' restated certificates of incorporation and bylaws. Upon completion of the merger, holders of our common stock that elect to receive their merger consideration in stock will become holders of EFI common stock and their rights will be governed by Delaware law, EFI's certificate of incorporation and EFI's bylaws.

     This section does not include a complete description of all differences between the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. You are urged to read carefully the relevant provisions of Delaware law, as well as our and EFI's certificates of incorporation and bylaws. Copies of the forms of our and EFI's certificate of incorporation and bylaws are on file with the SEC. Copies of those documents will be sent to you upon request. See "Where You Can Find More Information." The following table summarizes the differences between our and EFI's organizational documents.

RIGHTS                                      EFI                          PRINTCAFE
------                                      ---                          ---------
Capitalization                 150,000,000 shares of common    100,000,000 shares of common
                               stock.                          stock.
                               5,000,000 shares of preferred   1,000,000 shares of preferred
                               stock.                          stock.
Voting rights                  One vote per common share. No   One vote per common share. No
                               cumulative voting.              cumulative voting.
                               Preferred stock as determined   Preferred stock as determined
                               by the board.                   by the board.
                               No preferred stock currently    No preferred stock currently
                               outstanding.                    outstanding.
Number and election of         Seven members not divided       Seven members divided into
  directors                    into classes.                   three equal classes.
                               Board of directors has the      Board of directors has the
                               power to change the size of     power to change the size of
                               the board.                      the board.
Vacancies on the board of      Vacancies filled by a           Vacancies filled by a
  directors                    majority of remaining           majority of remaining
                               directors.                      directors.
                               Removal by a majority vote.     Removal only for cause.

RIGHTS                                      EFI                          PRINTCAFE
------                                      ---                          ---------
Power to call special          May be called by a majority     Denied to stockholders.
  meetings                     of the stockholders.
Action by written consent of   Stockholders may act by         Stockholders may not act by
  stockholders                 written consent.                written consent.
Amendment of organizational    No supermajority provisions.    No supermajority provisions.
  documents
Stockholders' rights plan      No.                             Yes.
State anti-takeover statute    Governed by Section 203 of      Governed by Section 203 of
                               Delaware law.                   Delaware law.
Advance notice of stockholder  None.                           120 day advance notice
  proposals                                                    requirement for stockholder
                                                               proposals.
Limitation on director         Directors' liability limited    Directors' liability limited
  liability                    to the fullest extent           to the fullest extent
                               permitted by Delaware law.      permitted by Delaware law.
Indemnification of directors   Indemnification of directors    Indemnification of directors
  and officers                 and officers provided to the    and officers provided to the
                               fullest extent of Delaware      fullest extent of Delaware
                               law.                            law.

                                    EXPERTS

     The consolidated financial statements of Printcafe Software, Inc. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in this proxy statement-prospectus and in the related registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and financial statement schedule of EFI incorporated in this proxy statement-prospectus and the related registration statement by reference to EFI's Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the shares of EFI common stock that may be issued pursuant to the terms of the merger agreement will be passed upon for EFI by Richards Layton & Finger P.A., Wilmington, Delaware.

                           FORWARD-LOOKING STATEMENTS

     Statements included in or incorporated by reference into this document may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words like "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" or variations of those words and similar expressions are meant to identify forward-looking statements. Forward-looking statements, including statements concerning EFI's or our expectations, strategic objectives, business prospects, anticipated economic performance, financial condition and other similar matters, including without limitation the matters discussed under the heading "Risk Factors Relating to the Merger" and in EFI's documents which are incorporated by reference under the heading "Factors That Could Adversely Affect Performance" are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. Forward-looking statements speak only as of the date of the documents in which they are made. We and EFI each disclaim any obligation or undertaking to provide any update or revision to any forward-looking statement made by it to reflect any change in our or EFI's expectations or any change in events, conditions or circumstances on which the forward-looking statement is based. You should not place undue reliance on forward-looking statements.

                      SUBMISSION OF STOCKHOLDER PROPOSALS

     We have scheduled our annual stockholders meeting for May 2003. In order to have a stockholder proposal considered for inclusion in the proxy statement for the 2003 annual meeting, we must have received the proposal no later than November 23, 2002. In addition, the proxy solicited by our board of directors for our 2003 annual meeting of stockholders will confer discretionary authority to vote on any stockholder proposal presented at that meeting, unless we received notice of the proposal no later than November 23, 2002. All stockholder proposals must be submitted in writing and must conform to SEC regulations and our bylaws. Stockholders submitting proposals were required to direct them to our corporate secretary at Forty 24th Street, Pittsburgh, Pennsylvania 15222, using certified mail-return receipt requested. We did not timely receive any stockholder proposals for our 2003 annual meeting.

                         WHERE TO FIND MORE INFORMATION

     EFI has filed with the SEC a registration statement on Form S-4 to register the shares of EFI's common stock to be offered and sold in connection with the merger. This document is a part of that registration statement. As permitted by the SEC this document is EFI's prospectus with respect to the offer and sale of shares of its common stock and our proxy statement with respect to the solicitation by our board of directors to be used at a special meeting of our stockholders to consider adoption of the merger agreement. As also permitted by the SEC, this document does not contain all of the information that is included in the registration statement or its exhibits.

     We and EFI both file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company, including EFI's registration statement related to the shares of common stock to be issued in connection with the merger, at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. You can obtain information about the SEC public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can obtain more information about EFI and the shares of its common stock to be issued in connection with the merger by reviewing the registration statement, along with exhibits and schedules. Statements in this document regarding the contents of any contract or other document are not necessarily complete and you should refer to the copies of those contracts or documents filed as exhibits to the registration statement. All statements in this document are qualified in all respects by reference to the complete text of those contracts and documents.

     All information concerning EFI contained or incorporated by reference in this document has been furnished by EFI and we have furnished all information concerning Printcafe contained in this document.

     Neither we nor EFI has authorized anyone to provide you with information that is different from what is contained in this document. You should not assume that the information contained in this document is accurate as of any date other than the date of this document, and neither the mailing of this document to stockholders nor the issuance of shares of EFI common stock in connection with the merger will create any other implication.

                 SOME DOCUMENTS ARE "INCORPORATED BY REFERENCE"

     The SEC allows EFI to "incorporate by reference" information into this document. This means that EFI may disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information modified or superseded by information in or incorporated by reference in this document. This document incorporates by reference the documents listed below that EFI previously filed with the SEC. The documents contain important information about EFI and its financial affairs.

EFI'S FILINGS WITH THE SEC                                    PERIOD
--------------------------                                    ------
Annual Report on Form 10-K (File No. 0-18805)                 Fiscal year ended December 31, 2001
Quarterly Reports on Form 10-Q (File No. 0-18805)             March 31, 2002
                                                              June 30, 2002
                                                              September 30, 2002
Registration Statement on Form 8-A (File No. 0-18805)

     EFI incorporates by reference into this document additional documents that it may file with the SEC under Section 13(a), 13(c), 14 or 15 of the Securities Exchange Act between the date of this document and the date of the special meeting. These documents include periodic reports, like annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

     You can obtain copies of the documents incorporated by reference from EFI or from the SEC or its web site as described above. Documents incorporated by reference are available from EFI without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this document. You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from EFI at the following address:

                         Electronics for Imaging, Inc.
                                303 Velocity Way
                         Foster City, California 94044
                         Attention: Investor Relations
                                 (650) 357-3828

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM EFI, PLEASE DO SO BY , 2003 TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

                         INDEX TO FINANCIAL STATEMENTS

PRINTCAFE SOFTWARE, INC.
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets as of December 31, 2002 and
  2001......................................................  F-3
Consolidated Statements of Operations for the years ended
  December 2002, 2001 and 2000..............................  F-4
Consolidated Statements of Changes in Stockholders'
  (Deficit) Equity for the years ended December 31, 2002,
  2001 and 2000.............................................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 2002, 2001 and 2000..........................  F-8
Notes to Consolidated Financial Statements..................  F-9

ELECTRONICS FOR IMAGING, INC.
Introductory Note to Unaudited Pro Forma Condensed Combined
  Financial Statements......................................  F-35
Unaudited Pro Forma Condensed Combined Balance Sheet as of
  September 30, 2002........................................  F-36
Unaudited Pro Forma Condensed Combined Statements of
  Operations as of September 30, 2002 and December 31,
  2001......................................................  F-37
Notes to Unaudited Pro Forma Condensed Combined Financial
  Statements................................................  F-39

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Printcafe Software, Inc.

     We have audited the accompanying consolidated balance sheets of Printcafe Software, Inc. and its subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Printcafe Software, Inc. and its subsidiaries at December 31, 2001 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets.

                                                 /s/ ERNST & YOUNG LLP
Pittsburgh, Pennsylvania
March 10, 2003

                            PRINTCAFE SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   8,648   $   8,775
  Accounts receivable, net of allowance for doubtful
    accounts of $570 at December 31, 2001, and $470 at
    December 31, 2002.......................................      7,146      12,896
  Other current assets......................................      1,897       1,361
                                                              ---------   ---------
    Total current assets....................................     17,691      23,032
                                                              ---------   ---------
Property and equipment, net.................................      4,699       2,706
Purchased technology, net...................................     17,078       2,806
Customer lists, net.........................................     16,725       2,487
Goodwill, net...............................................     22,480      22,480
Other intangibles, net......................................        830         162
                                                              ---------   ---------
    Total assets............................................  $  79,503   $  53,673
                                                              =========   =========
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Line of credit............................................  $   2,000   $   2,000
  Accounts payable..........................................      2,492       2,099
  Accrued compensation and related taxes....................      1,047       1,470
  Accrued and other liabilities.............................      3,292       1,221
  Deferred revenue..........................................      9,109       9,653
  Restructuring reserve.....................................        487          67
  Current portion of long-term debt-related party...........         --       2,100
  Current portion of long-term debt.........................        184         326
  Current portion of capital lease obligations..............         65          33
                                                              ---------   ---------
    Total current liabilities...............................     18,676      18,969
                                                              ---------   ---------
Long-term debt-related party, net of debt origination costs
  of $2,561 at December 31, 2001, and $3,507 at December 31,
  2002).....................................................     33,039      12,743
Long-term debt..............................................        326          --
Obligations under capital leases............................         34          --
Stock purchase plan.........................................        125           2
Redeemable preferred stock..................................    132,676          --
Stockholders' (deficit) equity:
  Series A convertible preferred stock, $0.0001 par value;
    2,455,798 shares authorized at December 31, 2001 and no
    shares authorized at December 31, 2002; 2,455,798 shares
    issued and outstanding at December 31, 2001 and no
    shares issued and outstanding at December 31, 2002......         --          --
  Series A-1 convertible preferred stock, $0.0001 par value;
    10,090,707 shares authorized at December 31, 2001 and no
    shares authorized at December 31, 2002; 9,815,249 shares
    issued at December 31, 2001 and no shares issued at
    December 31, 2002; 9,609,558 shares outstanding at
    December 31, 2001 and no shares outstanding at December
    31, 2002................................................          1          --
  Class A common stock, $.0001 par value; 100,000,000 shares authorized at December 31, 2001 and December 31, 2002;
    162,970 and 10,643,608 shares issued at December 31,
    2001 and December 31, 2002, respectively; 156,548, and
    10,632,877 shares outstanding at December 31, 2001 and
    December 31, 2002, respectively.........................         --           1
  Additional paid-in capital................................     76,095     253,823
  Warrants..................................................      8,651       8,677
  Deferred compensation.....................................       (100)     (3,836)
Accumulated other comprehensive loss:
  Foreign translation adjustment............................        (50)        (46)
  Retained deficit..........................................   (187,692)   (234,690)
  Treasury stock, 6,422 and 10,731 shares of common stock at
    December 31, 2001 and December 31, 2002, respectively,
    205,691 and no shares of Series A-1 convertible
    preferred stock at December 31, 2001 and
  December 31, 2002, respectively...........................     (1,808)     (1,930)
  Notes receivable from stockholders........................       (470)        (40)
                                                              ---------   ---------
    Total stockholders' (deficit) equity....................   (105,373)     21,959
                                                              ---------   ---------
    Total liabilities and stockholders' (deficit) equity....  $  79,503   $  53,673
                                                              =========   =========

                            See accompanying notes.

                            PRINTCAFE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEARS ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                2000        2001         2002
                                                             ----------   ---------   -----------
                                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenue:
  License and subscription.................................  $   8,880    $ 18,103    $   21,119
  Maintenance..............................................     15,239      20,601        21,701
  Professional services and other..........................      1,215       3,164         3,701
                                                             ---------    --------    ----------
     Total revenue.........................................     25,334      41,868        46,521
Cost of revenue:
  License and subscription.................................      2,684       3,936         3,650
  Maintenance..............................................      7,337       6,088         5,091
  Professional services and other..........................        637       1,572         1,636
                                                             ---------    --------    ----------
     Total cost of revenue.................................     10,658      11,596        10,377
                                                             ---------    --------    ----------
Gross profit...............................................     14,676      30,272        36,144
Operating expenses:
  Sales and marketing (exclusive of warrant expense of
     $3,841, $1,054 and $26 for the years ended December
     31, 2000, 2001 and 2002, respectively)................     20,542      19,114        16,989
  Research and development.................................     11,307      12,180        12,003
  General and administrative (exclusive of stock-based
     compensation expense of $866, $49 and $1,360 for the
     years ended December 31, 2000, 2001 and 2002,
     respectively).........................................     24,525       7,645         6,193
  Depreciation.............................................      2,060       3,821         2,922
  Amortization.............................................     39,481      49,052        29,511
  Stock-based compensation and warrants....................      5,144       1,103         1,386
  Restructuring charge.....................................      1,185       2,098           525
                                                             ---------    --------    ----------
     Total operating expenses..............................    104,244      95,013        69,529
                                                             ---------    --------    ----------
Loss from operations.......................................    (89,568)    (64,741)      (33,385)
Other income (expense):
  Amortization of debt origination fees -- related party...         --          --        (3,300)
  Interest income (expense), net...........................        336         127           (55)
  Interest expense -- related party........................     (6,253)     (5,434)       (3,588)
  Other....................................................       (233)         45          (469)
                                                             ---------    --------    ----------
     Total other expense...................................     (6,150)     (5,262)       (7,412)
                                                             ---------    --------    ----------
Net loss...................................................    (95,718)    (70,003)      (40,797)
Accretion of redeemable preferred stock....................     (4,858)     (5,635)       (6,201)
                                                             ---------    --------    ----------
Net loss attributable to common stock......................  $(100,576)   $(75,638)   $  (46,998)
                                                             =========    ========    ==========
Net loss per share, basic and diluted......................  $ (687.66)   $(468.67)   $    (8.11)
Weighted average shares used to compute basic and diluted
  loss per share...........................................    146,258     161,390     5,796,658

                            See accompanying notes.

                            PRINTCAFE SOFTWARE, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

                              SERIES A         SERIES A-1                            CLASS A           CLASS C
                              PREFERRED         PREFERRED       COMMON STOCK      COMMON STOCK      COMMON STOCK     ADDITIONAL
                           ---------------   ---------------   ---------------   ---------------   ---------------    PAID-IN
                           SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL
                           ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ----------
                                                                      (IN THOUSANDS)
Balance at December 31,
  1999...................   2,456    $--      9,725    $ 1       58      $--         --    $--       --      $--      $ 18,055
Reclassification of
  common stock...........      --     --         --     --      (58)      --         58     --       --       --            --
Repurchase of 190,948
  shares of Series A-1
  preferred stock........      --     --         --     --       --       --         --     --       --       --            --
Issuance of common stock
  for acquisitions.......      --     --         --     --       --       --         79     --       --       --        43,571
Issuance of common
  stock..................      --     --         --     --       --       --          4     --       17       --        11,928
Issuance of common stock
  for services...........      --     --         --     --       --       --          5     --       --       --         1,174
Exercise of stock
  options................      --     --         31     --       --       --         --     --       --       --            40
Sale of stock to 401(k)
  plan...................      --     --         53     --       --       --         --     --       --       --           306
Accretion of 401(k)
  plan...................      --     --         --     --       --       --         --     --       --       --          (229)
Repurchase of 14,653
  shares of Series A-1
  preferred stock from
  401(k) plan............      --     --         --     --       --       --         --     --       --       --            --
Stock-based
  compensation...........      --     --         --     --       --       --         --     --       --       --         1,015
Amortization of
  stock-based
  compensation...........      --     --         --     --       --       --         --     --       --       --            --
Issuance of warrants.....      --     --         --     --       --       --         --     --       --       --            --
Interest on note
  receivable.............      --     --         --     --       --       --         --     --       --       --            --
Repayment of note
  receivable, net of
  interest...............      --     --         --     --       --       --         --     --       --       --            --
Accretion of redeemable
  preferred stock........      --     --         --     --       --       --         --     --       --       --            --
Net loss.................      --     --         --     --       --       --         --     --                --            --
Foreign currency
  translation
  adjustment.............      --     --         --     --       --       --         --     --       --       --            --
    Total comprehensive
      loss...............      --     --         --     --       --       --         --     --       --       --            --
                           ------    ---     ------    ---      ---      ---     ------    ---      ---      ---      --------
Balance at December 31,
  2000...................   2,456     --      9,809      1       --       --        146     --       17       --        75,860

                                                      ACCUMULATED                              NOTES
                                                         OTHER                               RECEIVABLE
                                        DEFERRED     COMPREHENSIVE   RETAINED    TREASURY       FROM
                           WARRANTS   COMPENSATION       LOSS         DEFICIT     STOCK     STOCKHOLDERS     TOTAL
                           --------   ------------   -------------   ---------   --------   ------------   ---------
                                                                (IN THOUSANDS)
Balance at December 31,
  1999...................  $    --      $    --          $ --        $ (11,478)  $    --      $(1,721)     $   4,857
Reclassification of
  common stock...........       --           --            --               --        --           --             --
Repurchase of 190,948
  shares of Series A-1
  preferred stock........       --           --            --               --    (1,107)          --         (1,107)
Issuance of common stock
  for acquisitions.......       --           --            --               --        --           --         43,571
Issuance of common
  stock..................       --           --            --               --        --           --         11,928
Issuance of common stock
  for services...........       --           --            --               --        --           --          1,174
Exercise of stock
  options................       --           --            --               --        --           --             40
Sale of stock to 401(k)
  plan...................       --           --            --               --        --           --            306
Accretion of 401(k)
  plan...................       --           --            --               --        --           --           (229)
Repurchase of 14,653
  shares of Series A-1
  preferred stock from
  401(k) plan............       --           --            --               --       (59)          --            (59)
Stock-based
  compensation...........       --       (1,015)           --               --        --           --             --
Amortization of
  stock-based
  compensation...........       --          866            --               --        --           --            866
Issuance of warrants.....    6,220           --            --               --        --           --          6,220
Interest on note
  receivable.............       --           --            --               --        --          (86)           (86)
Repayment of note
  receivable, net of
  interest...............       --           --            --               --        --          335            335
Accretion of redeemable
  preferred stock........       --           --            --           (4,858)       --           --         (4,858)
Net loss.................       --           --            --          (95,718)       --           --        (95,718)
Foreign currency
  translation
  adjustment.............       --           --           (33)              --        --           --            (33)
                                                                                                           ---------
    Total comprehensive
      loss...............       --           --            --               --        --           --        (95,751)
                           -------      -------          ----        ---------   -------      -------      ---------
Balance at December 31,
  2000...................    6,220         (149)          (33)        (112,054)   (1,166)      (1,472)       (32,793)

                            PRINTCAFE SOFTWARE, INC.
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY -- (CONTINUED)

                              SERIES A         SERIES A-1                            CLASS A           CLASS C
                              PREFERRED         PREFERRED       COMMON STOCK      COMMON STOCK      COMMON STOCK     ADDITIONAL
                           ---------------   ---------------   ---------------   ---------------   ---------------    PAID-IN
                           SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL
                           ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ----------
                                                                      (IN THOUSANDS)
Reclassification of
  common stock...........      --    $--         --    $--       --      $--         17    $--      (17)     $--      $     --
Issuance of common stock
  as legal settlement....      --     --         --     --       --       --         --     --       --       --            15
Exercise of warrants for
  redeemable preferred
  stock..................      --     --         --     --       --       --         --     --       --       --            --
Repurchase of 6,422
  shares of common
  stock..................      --     --         --     --       --       --         --     --       --       --            --
Interest on notes
  receivable.............      --     --         --     --       --       --         --     --       --       --            --
Exercise of stock
  options................      --     --          7     --       --       --         --     --       --       --            11
Accretion of 401(k)
  plan...................      --     --         --     --       --       --         --     --       --       --           209
Amortization of
  stock-based
  compensation...........      --     --         --     --       --       --         --     --       --       --            --
Issuance of warrants.....      --     --         --     --       --       --         --     --       --       --            --
Repayment (issuance) of
  note receivable........      --     --         --     --       --       --         --     --       --       --            --
Accretion of redeemable
  preferred stock........      --     --         --     --       --       --         --     --       --       --            --
Net loss.................      --     --         --     --       --       --         --     --       --       --            --
Foreign currency
  translation
  adjustment.............      --     --         --     --       --       --         --     --       --       --            --
    Total comprehensive
      loss...............      --     --         --     --       --       --         --     --       --       --            --
                           ------    ---     ------    ---      ---      ---     ------    ---      ---      ---      --------
Balance at December 31,
  2001...................   2,456     --      9,816      1       --       --        163     --       --       --        76,095

                                                      ACCUMULATED                              NOTES
                                                         OTHER                               RECEIVABLE
                                        DEFERRED     COMPREHENSIVE   RETAINED    TREASURY       FROM
                           WARRANTS   COMPENSATION       LOSS         DEFICIT     STOCK     STOCKHOLDERS     TOTAL
                           --------   ------------   -------------   ---------   --------   ------------   ---------
                                                                (IN THOUSANDS)
Reclassification of
  common stock...........  $    --      $    --          $ --        $      --   $    --      $    --      $      --
Issuance of common stock
  as legal settlement....       --           --            --               --        --           --             15
Exercise of warrants for
  redeemable preferred
  stock..................   (2,283)          --            --               --        --           --         (2,283)
Repurchase of 6,422
  shares of common
  stock..................       --           --            --               --      (642)          --           (642)
Interest on notes
  receivable.............       --           --            --               --        --         (110)          (110)
Exercise of stock
  options................       --           --            --               --        --           --             11
Accretion of 401(k)
  plan...................       --           --            --               --        --           --            209
Amortization of
  stock-based
  compensation...........       --           49            --               --        --           --             49
Issuance of warrants.....    4,714           --            --               --        --           --          4,714
Repayment (issuance) of
  note receivable........       --           --            --               --        --        1,112          1,112
Accretion of redeemable
  preferred stock........       --           --            --           (5,635)       --           --         (5,635)
Net loss.................       --           --            --          (70,003)       --           --        (70,003)
Foreign currency
  translation
  adjustment.............       --           --           (17)              --        --           --            (17)
                                                                                                           ---------
    Total comprehensive
      loss...............       --           --            --               --        --           --        (70,020)
                           -------      -------          ----        ---------   -------      -------      ---------
Balance at December 31,
  2001...................    8,651         (100)          (50)        (187,692)   (1,808)        (470)      (105,373)

                            PRINTCAFE SOFTWARE, INC.
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY -- (CONTINUED)

                              SERIES A         SERIES A-1                            CLASS A           CLASS C
                              PREFERRED         PREFERRED       COMMON STOCK      COMMON STOCK      COMMON STOCK     ADDITIONAL
                           ---------------   ---------------   ---------------   ---------------   ---------------    PAID-IN
                           SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL
                           ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ----------
                                                                      (IN THOUSANDS)
Interest on note
  receivable.............      --    $--         --    $--       --      $--         --    $--       --      $--      $     --
Valuation adjustment to
  shareholder notes
  receivable.............      --     --         --     --       --       --         --     --       --       --            --
Stock-based compensation,
  net of forfeitures.....      --     --         --     --       --       --         --     --       --       --         5,096
Amortization of
  stock-based
  compensation, net of
  forfeitures............      --     --         --     --       --       --         --     --       --       --            --
Repayment of note
  receivable.............      --     --         --     --       --       --         --     --       --       --            --
Accretion of redeemable
  preferred stock........      --     --         --     --       --       --         --     --       --       --            --
Repurchase of 1,222
  shares of common stock
  from 401(k) plan.......      --     --         --     --       --       --         --     --       --       --           122
Issuance of warrants.....      --     --         --     --       --       --         --     --       --       --            --
Conversion of preferred
  stock into common stock
  at IPO.................  (2,456)    --     (9,816)    (1)      --       --      6,692      1       --       --       139,530
Issuance of common stock
  for IPO................      --     --         --     --       --       --      3,750     --       --       --        32,935
Issuance of shares in
  employee stock purchase
  plan...................      --     --         --     --       --       --         38     --       --       --            45
Net loss.................      --     --         --     --       --       --         --     --       --       --            --
Foreign currency
  translation
  adjustment.............      --     --         --     --       --       --         --     --       --       --            --
    Total comprehensive
      loss...............      --     --         --     --       --       --         --     --       --       --            --
                           ------    ---     ------    ---      ---      ---     ------    ---      ---      ---      --------
Balance at December 31,
  2002...................      --    $--         --    $--       --      $--     10,643    $ 1       --      $--      $253,823
                           ======    ===     ======    ===      ===      ===     ======    ===      ===      ===      ========

                                                      ACCUMULATED                              NOTES
                                                         OTHER                               RECEIVABLE
                                        DEFERRED     COMPREHENSIVE   RETAINED    TREASURY       FROM
                           WARRANTS   COMPENSATION       LOSS         DEFICIT     STOCK     STOCKHOLDERS     TOTAL
                           --------   ------------   -------------   ---------   --------   ------------   ---------
                                                                (IN THOUSANDS)
Interest on note
  receivable.............  $    --      $    --          $ --        $      --   $    --      $   (18)     $     (18)
Valuation adjustment to
  shareholder notes
  receivable.............       --           --            --               --        --          393            393
Stock-based compensation,
  net of forfeitures.....       --       (5,096)           --               --        --           --             --
Amortization of
  stock-based
  compensation, net of
  forfeitures............       --        1,360            --               --        --           --          1,360
Repayment of note
  receivable.............       --           --            --               --        --           55             55
Accretion of redeemable
  preferred stock........       --           --            --           (6,201)       --           --         (6,201)
Repurchase of 1,222
  shares of common stock
  from 401(k) plan.......       --           --            --               --      (122)          --             --
Issuance of warrants.....       26           --            --               --        --           --             26
Conversion of preferred
  stock into common stock
  at IPO.................       --           --            --               --        --           --        139,530
Issuance of common stock
  for IPO................       --           --            --               --        --           --         32,935
Issuance of shares in
  employee stock purchase
  plan...................       --           --            --               --        --           --             45
Net loss.................       --           --            --          (40,797)       --           --        (40,797)
Foreign currency
  translation
  adjustment.............       --           --             4               --        --           --              4
                                                                                                           ---------
    Total comprehensive
      loss...............       --           --            --               --        --           --        (40,793)
                           -------      -------          ----        ---------   -------      -------      ---------
Balance at December 31,
  2002...................  $ 8,677      $(3,836)         $(46)       $(234,690)  $(1,930)     $   (40)     $  21,959
                           =======      =======          ====        =========   =======      =======      =========

                            See accompanying notes.

                            PRINTCAFE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       2001       2002
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................  $(95,718)  $(70,003)  $(40,797)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................    41,541     52,873     32,433
  Provision for doubtful accounts...........................       935        576        592
  Valuation adjustment to stockholder note receivable.......        --         --        393
  Common stock issued for services..........................     1,174         15         --
  Issuance of warrants......................................     6,220      2,431         26
  Stock-based compensation..................................       866         49      1,360
  Interest expense on note receivable from stockholders.....       (86)      (110)       (18)
  Interest accretion on related party debt discount.........        --         --      3,300
Changes in assets and liabilities, net of effects from
  acquisition of business:
  Accounts receivable.......................................       520     (1,642)    (6,353)
  Receivables from related parties..........................       335         --         --
  Other assets..............................................       138       (237)       536
  Accounts payable..........................................       665     (3,114)      (393)
  Accrued liabilities.......................................     1,796       (115)    (1,645)
  Restructuring reserve.....................................       638       (151)      (420)
  Deferred revenue..........................................     1,256      1,565        337
                                                              --------   --------   --------
    Net cash used in operating activities...................   (39,720)   (17,863)   (10,649)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired.............   (23,705)        --       (307)
Issuance of note receivable to management...................        --       (642)        --
Proceeds from notes receivable repayment by stockholder.....        --      1,112         55
Intellectual property acquisition costs.....................    (1,200)      (950)        --
Purchase of property, plant, and equipment..................    (5,100)    (1,539)      (734)
                                                              --------   --------   --------
    Net cash used in investing activities...................   (30,005)    (2,019)      (986)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt--related party...........................        --     23,600         --
Principal payments on debt--related party...................    (3,920)   (30,099)   (17,800)
Principal payments on debt..................................      (891)      (170)      (184)
Net proceeds from line of credit............................     1,500         --         --
Principal payments on capital lease obligations.............      (238)      (268)       (66)
Repurchase of employee stock under 401(k) plan..............        --         --       (122)
Proceeds from issuance of shares under employee stock
  purchase plan.............................................        --         --         45
Repurchase of common and preferred stock....................    (1,166)        --         --
Issuance of common stock....................................    12,234         --     32,935
Net proceeds from bridge loans..............................    15,000         --         --
Issuance of redeemable preferred stock......................    62,372     20,527        654
Debt origination costs--related party.......................        --       (277)    (3,700)
Exercise of stock options...................................        40         11         --
                                                              --------   --------   --------
    Net cash provided by financing activities...............    84,931     13,324     11,762
                                                              --------   --------   --------
Increase (decrease) in cash and cash equivalents............    15,206     (6,558)       127
Cash and cash equivalents--beginning of year................        --     15,206      8,648
                                                              --------   --------   --------
Cash and cash equivalents--end of year......................  $ 15,206   $  8,648   $  8,775
                                                              ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................  $  4,571   $  4,713   $  3,500
NONCASH INVESTING AND FINANCING ACTIVITIES:
Assets recorded under capital leases........................       411         --         --
Common stock issued for acquisitions........................    43,571         --         --
Warrants attached to debt...................................        --      2,283         --
Accretion of redeemable preferred stock.....................     4,858      5,635      6,201
Accretion of 401(k) plan....................................       229       (209)        --
Common stock received in satisfaction of receivable from
  related party.............................................        --        642         --

                            See accompanying notes.

                            PRINTCAFE SOFTWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF BUSINESS

     Printcafe Software, Inc. (the Company) provides software solutions designed specifically for the printing industry supply chain. The Company's procurement applications, which are designed for print buyers, integrate with its software solutions designed for printers, and facilitate collaboration between printers and print buyers over the Web. The Company's enterprise resource planning and collaborative supply chain software solutions are designed to enable printers and print buyers to lower costs and improve productivity.

  BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after the elimination of all significant intercompany balances and transactions. Amounts within the financial statements and footnote disclosures have been recorded in thousands except for the share and per share data.

  REVENUE RECOGNITION

     The Company's revenue recognition policy is governed by Statement of Position (SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants (AICPA). The Company derives its revenues from licenses and subscriptions for its products as well as from the provision of related services, including installation and training, consulting, customer support, and maintenance contracts. Revenues are recognized only if persuasive evidence of an agreement exists, delivery has occurred, all significant vendor obligations are satisfied, the fee is fixed, determinable, and collectible and there is vendor-specific objective evidence (VSOE) to support the allocation of the total fee to a multi-element arrangement. The Company does not have VSOE for the license component or the fixed price installation component and these have historically been sold bundled together with post-contract support. Therefore, the Company follows the residual method as outlined in SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, under which revenue is allocated to the undelivered elements and the residual amounts of revenue are allocated to the delivered elements. Many of the Company's agreements include warranty provisions. Historically, these provisions have not had a significant impact on the Company's revenue recognition. In those instances where customer acceptance may be in question, all revenue relating to that arrangement is deferred until the warranty period has expired. Additional revenue recognition criteria by revenue type are listed below.

  License and subscription revenue

     License and subscription revenue includes fees for perpetual licenses and periodic subscriptions. The Company recognizes revenues on license fees after a license agreement has been signed, the product has been delivered, the fee is fixed, determinable and collectible, and there is VSOE to support the allocation of the total fee to a multielement arrangement (if applicable). If VSOE cannot be obtained for certain elements of the contract, the Company recognizes revenue using the residual method under which revenue is allocated to the undelivered elements and the residual amounts of revenue are allocated to the delivered elements. The Company recognizes revenues on periodic subscriptions over the subscription term for unlimited subscriptions and based on the value of orders processed for its customers through the system for limited subscriptions. Revenue is recognized for subscription orders processed through resellers over the subscription term of the underlying agreement, beginning upon installation.

  Maintenance revenue

     Maintenance revenue is derived from the sale of maintenance and support contracts, which provide customers with the right to receive maintenance releases of the licensed products and access to customer support staff. Maintenance revenue is recognized on a straight-line basis over the term of the contract, which is typically one year. Payments for maintenance revenue are normally received in advance and are nonrefundable.

  Professional services and other revenue

     Professional services and other revenue is derived from variable fees for installation, training, and consulting. Revenue for professional services such as installation and training, system integration projects, and consulting is primarily recognized as the services are performed. If these services are part of a multielement contract under which VSOE cannot be obtained for certain elements, they may be deferred either until acceptance of any related software or over the license period.

  SHIPPING AND HANDLING COSTS

     Shipping and handling costs are expensed as incurred and are included in license and subscription cost of revenue.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash and interest-bearing money market deposits with financial institutions having original maturities of 90 days or less. The balance at December 31, 2001 included approximately $7,200 of cash received on January 2, 2002 in connection with the issuance of Series F preferred stock (Note 12). Cash equivalents are stated at cost, which approximates market value. The amounts held by major financial institutions may exceed the amount of insurance provided on such deposits. These deposits may generally be redeemed upon demand and, therefore, are subject to minimal risk.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, recorded amounts approximate fair value due to the relative short maturity period. On May 31, 2002 and June 10, 2002, the Company entered into new agreements for its related party debt (Note 9). As a result, the carrying amount of this debt approximates market value as of fiscal year end 2002. The carrying amount of the line of credit approximates market value because it has an interest rate that varies with market interest rates. The fair values of the obligations under capital leases are estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying values of these obligations approximate their respective fair values. The estimated fair values may not be representative of the actual values of these financial instruments that could have been realized as of the period end or that will be realized in the future.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the related assets (generally three to five years). Leasehold improvements are amortized over the lesser of their useful lives or the remaining term of the lease. Amortization of assets recorded under capital leases is included in depreciation expense. Upon disposal, assets and related accumulated depreciation are removed from the Company's accounts and the resulting gains or losses are reflected in the statement of operations.

  IDENTIFIED INTANGIBLE ASSETS, PURCHASED TECHNOLOGY AND GOODWILL

     Identified intangible assets, purchased technology and goodwill are related mainly to the business acquisitions discussed in Note 3. Amortization of identified intangible assets and purchased technology is recorded on a straight-line basis over the estimated useful lives (generally three years) of the remaining assets. Goodwill represents the excess of cost over the fair value of net intangible and identifiable intangible assets of acquired businesses. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). Prior to the adoption of SFAS No. 142, the Company amortized goodwill over its estimated useful life of three years. Upon adoption of SFAS No. 142, the Company performed an initial impairment analysis. Under SFAS No. 142, goodwill is no longer amortized to expense, but is instead subjected to a periodic impairment test at least annually. The impairment test is a two-step process, which analyzes whether or not goodwill has been impaired. Step one requires that the fair value be compared to book value. If the fair value is higher than the book value, no impairment is indicated and there is no need to perform the second step of the process. If the fair value is lower than the book value, step two must be evaluated. Step two requires the fair value to be allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the goodwill. This implied fair value is then compared with the carrying amount, and if it were less, the Company would then recognize an impairment loss. Annually, the goodwill is tested for impairment in the fourth quarter.

  IMPAIRMENT OF LONG-LIVED ASSETS

     Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). This Statement supercedes or amends existing accounting literature related to the impairment and disposal of long-lived assets.

     In accordance with SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company reviews its long-lived assets for impairment by first comparing the carrying value of the assets to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. If the carrying value exceeds the sum of the assets' undiscounted cash flows, the Company estimates an impairment loss by taking the difference between the carrying value and fair value of the assets. No impairment charge has been recorded in any of the periods presented.

  STOCK-BASED COMPENSATION AND WARRANTS

     The Company has adopted SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure (SFAS No. 148) and the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No.
123). SFAS No. 123 permits the Company to continue accounting for stock-based compensation as set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees, provided the Company discloses the pro forma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25 and has provided the required pro forma disclosures. The Company accounts for equity instruments issued to nonemployees and pursuant to strategic alliance arrangements in accordance with the provisions of SFAS No. 123, Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services, and Emerging Issues Task Force (EITF) No. 01-9, Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor's Product.

     The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee stock-based awards (Note 13).

                                                                 DECEMBER 31,
                                                         ----------------------------
                                                           2000      2001      2002
                                                         --------   -------   -------
Reported net loss attributable to common stock.........  $100,576   $75,638   $46,998
Eliminate: Stock-based compensation expense included in
  reported net loss....................................      (866)      (49)   (1,360)
Apply: Total stock-based compensation expense
  determined under fair value method for all awards....     3,067     4,557     5,766
                                                         --------   -------   -------
Pro Forma net loss.....................................  $102,777   $80,146   $51,404
                                                         ========   =======   =======
Basic and diluted loss per share:
  Basic and diluted, as reported.......................  $ 687.66   $468.67   $  8.11
  Basic and diluted, pro forma.........................  $ 702.71   $496.60   $  8.87

  SOFTWARE DEVELOPMENT COSTS

     Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with SFAS No. 86, Computer Software to be Sold, Leased or Otherwise Marketed. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date, with the exception of the technology acquired from acquisitions (Note 3). The value of the purchased technology was capitalized and is being amortized on a straight-line basis over three years (its estimated useful life).

  INCOME TAXES

     The Company follows the liability method of accounting for income taxes pursuant to SFAS No. 109, Accounting for Income Taxes.

     Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company provides for a valuation allowance to reduce deferred tax assets to their estimated realizable value.

  CONCENTRATION OF CREDIT RISK

     For the years ended December 31, 2000, 2001, and 2002, revenues from foreign customers approximated 5%, 11%, and 15%, respectively, of the Company's total revenues.

     The Company does not require collateral from its customers. Credit losses related to such customers historically have been minimal and within management's expectations.

  ADVERTISING

     Advertising and promotion costs are expensed as incurred and totaled approximately $1,829, $1,437, and $1,146 for the years ended December 31, 2000, 2001, and 2002, respectively.

  FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company's foreign subsidiaries is the local currency. The Company translates all assets and liabilities to U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenue and expenses are translated at the average of the beginning and ending exchange rate prevailing during the period. Gains and losses resulting from the translation of the foreign subsidiaries' financial statements are reported as a separate component of total other comprehensive loss in stockholder's equity. Net gains and losses resulting from foreign exchange transactions, which are recorded in the consolidated statements of operations, were not significant during any of the periods presented.

  COMPREHENSIVE LOSS

     The Company reports comprehensive income or loss in accordance with the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income or loss, as defined, includes all changes in equity (net assets) during a period from nonowner sources. Tax effects of other comprehensive income or loss are not considered material for any period.

  RECENT ACCOUNTING PRONOUNCEMENTS

  Debt extinguishment costs

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No. 13 and Technical Corrections (SFAS No. 145). SFAS No. 145, which becomes effective for financial statements issued for fiscal years beginning after May 15, 2002 and requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under the provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. As of December 31, 2002, the Company early adopted SFAS No. 145 and reclassified an extraordinary loss of $1,143 recognized in the second quarter of 2002 to other expense.

  Exit and disposal activities

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146), which becomes effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. The Company does not believe that SFAS No. 146 will have a material impact on its financial position and results of operations.

  Stock-Based Compensation

     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure (SFAS No. 148). SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the prior disclosure guidance and requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. For entities that voluntarily change to the fair value based method of accounting for stock-based employee compensation, the transition provisions are effective for fiscal years ending after December 15, 2002. For all other companies, the disclosure provisions are effective for interim and annual periods beginning after December 15, 2002. The Company has complied with the disclosure provisions of this standard in the consolidated financial statements.

  Guarantees

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 clarifies and expands on existing disclosure requirements for guarantees, including loan guarantees. It also would require that, at the inception of a guarantee, the Company may need to recognize a liability for the fair value, of its obligation under that guarantee. The initial fair value recognition and measurement provisions will be applied on a prospective basis to certain guarantees issued or modified after December 31, 2002. The disclosure provisions are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial position, results of operations or cash flows.

  LOSS PER SHARE

     Basic and diluted loss per share have been computed using the weighted average number of shares of common stock outstanding during the period. Potential common shares from conversion of convertible preferred stock and exercise of stock options and warrants are excluded from historical diluted net loss per share because they would be antidilutive. The total number of shares excluded from diluted net loss per share relating to these securities was 5,037,288, 6,892,403, and 2,125,833 shares for the years ended December 31, 2000, 2001, and 2002, respectively.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INITIAL PUBLIC OFFERING

     In June 2002, the Company issued 3,750,000 shares of its common stock at a price of $10.00 per share in its initial public offering. The company received approximately $32,950 in proceeds, net of underwriting discounts, commissions, and offering expenses. Simultaneously with the closing of the initial public offering, each outstanding share of preferred stock was automatically converted into common stock based upon the applicable conversion ratio (see Note 12). In connection with the offering, the Company repaid approximately $17,800 of related party debt (see Note 9)

3. ACQUISITIONS

     The number of shares of common stock and the valuations thereof, included in the acquisition information presented below, has been adjusted to reflect the one-for-thirty reverse split and the 1-for-2.22 reverse split that occurred in January 2002 and May 2002, respectively, and certain share calculations have been rounded.

  Programmed Solutions, Inc.

     On February 9, 2000, the Company acquired the outstanding common stock of Programmed Solutions, Inc. (PSI), a provider of software for the printing industry. The aggregate purchase price of $25,130 (including transaction costs of $130) consisted of 25,887 shares of common stock valued at $386.28 per share and $15,000 in cash. This transaction was accounted for as a purchase in accordance with APB 16. The excess of the purchase price over the fair value of assets acquired and liabilities assumed in the acquisition of $6,309 is classified as goodwill.

     The estimated fair value of the assets acquired and liabilities assumed of PSI are as follows:

                                                               AMOUNT
                                                               -------
Current assets (including cash of $398).....................   $ 2,517
Property and equipment......................................       649
Purchased technology........................................     9,569
Customer list...............................................     7,947
Goodwill....................................................     6,309
Other long-term assets......................................        81
Current liabilities.........................................    (1,942)
                                                               -------
                                                               $25,130
                                                               =======

  A.H.P. Systems, Inc.

     On March 8, 2000, the Company acquired the outstanding common stock of A.H.P. Systems, Inc. (AHP), a provider of software for the printing industry. The aggregate purchase price of $4,446 (including transaction costs of $144) consisted of 5,954 shares of common stock valued at $588.08 per share and $800 in cash. This transaction was accounted for as a purchase in accordance with APB
16. The excess of the purchase price over the fair value of assets acquired and liabilities assumed in the acquisition of $4,429 is classified as goodwill.

     The estimated fair value of the assets acquired and liabilities assumed of AHP are as follows:

                                                               AMOUNT
                                                               -------
Current assets (including cash of $27)......................   $   412
Property and equipment......................................        23
Purchased technology........................................       632
Customer list...............................................       307
Goodwill....................................................     4,429
Other long-term assets......................................         3
Current liabilities.........................................    (1,360)
                                                               -------
                                                               $ 4,446
                                                               =======

  Hagen Systems, Inc.

     On March 9, 2000, the Company acquired the outstanding common stock of Hagen Systems, Inc. (Hagen), a provider of software for the printing industry. The aggregate purchase price of $40,561 (including transaction costs of $161) consisted of 34,689 shares of common stock valued at $588.08 per share, notes payable of $12,000 and $8,000 in cash. This transaction was accounted for as a purchase in accordance with APB 16. The excess of the purchase price over the fair value of assets acquired and liabilities assumed in the acquisition of $15,406 is classified as goodwill.

     The estimated fair value of the assets acquired and liabilities assumed of Hagen are as follows:

                                                               AMOUNT
                                                               -------
Current assets (including cash of $1,401)...................   $ 2,660
Property and equipment......................................       440
Purchased technology........................................    13,163
Customer list...............................................    11,857
Goodwill....................................................    15,406
Current liabilities.........................................    (2,965)
                                                               -------
                                                               $40,561
                                                               =======

  M Data, Inc. d/b/a PrintSmith

     On March 10, 2000, the Company acquired the outstanding common stock of M Data, Inc. (M Data), a provider of software for the printing industry. The aggregate purchase price of $11,174 (including transaction costs of $124) consisted of 2,555 shares of common stock valued at $782.55 per share, $7,000 in notes payable and $2,050 in cash. This transaction was accounted for as a purchase in accordance with APB 16. The excess of the purchase price over the fair value of assets acquired and liabilities assumed in the acquisition of $2,669 is classified as goodwill.

     The estimated fair value of the assets acquired and liabilities assumed of M Data are as follows:

                                                               AMOUNT
                                                               -------
Current assets (including cash of $57)......................   $   492
Property and equipment......................................       108
Purchased technology........................................     4,088
Customer list...............................................     4,491
Goodwill....................................................     2,669
Current liabilities.........................................      (674)
                                                               -------
                                                               $11,174
                                                               =======

  Logic Associates, Inc.

     On April 7, 2000, the Company acquired the outstanding common stock of Logic Associates, Inc. (Logic), a provider of software for the printing industry. The aggregate purchase price of $55,991 (including transaction costs of $223) consisted of 9,800 shares of common stock valued at $782.55 per share and $48,099 in notes payable. This transaction was accounted for as a purchase in accordance with APB 16. The excess of the purchase price over the fair value of assets acquired and liabilities assumed in the acquisition of $19,824 is classified as goodwill.

     The estimated fair value of the assets acquired and liabilities assumed of Logic are as follows:

                                                               AMOUNT
                                                               -------
Current assets (including cash of $1,045)...................   $ 3,000
Property and equipment......................................     2,445
Purchased technology........................................    16,155
Customer list...............................................    17,816
Goodwill....................................................    19,824
Other long-term assets......................................         4
Current liabilities.........................................    (2,281)
Long-term debt..............................................      (972)
                                                               -------
                                                               $55,991
                                                               =======

     Had these acquisitions taken place at the beginning of fiscal 2000 the unaudited pro forma results of operations would have been as follows for the year ended December 31, 2000.

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2000
                                                               ------------
Revenue.....................................................    $  32,727
Operating loss..............................................      (81,750)
Net loss....................................................      (89,139)
Net loss attributable to common stock.......................      (93,997)
Pro forma loss per share, basic and diluted.................      (579.55)
Weighted average shares, basic and diluted..................      162,191

     The unaudited pro forma results are not necessarily indicative of the results of operations, which would have been reported had the acquisitions occurred prior to the beginning of the periods presented, and they are not intended to be indicative of future results.

4.  ALLOWANCE FOR DOUBTFUL ACCOUNTS

     Activity in the allowance for doubtful accounts is as follows:

                                                               BALANCE
                                                               -------
Balance, December 31, 1999..................................    $ 250
Net charge to expense.......................................      935
Amounts written off.........................................     (500)
                                                                -----
Balance, December 31, 2000..................................    $ 685
Net charge to expense.......................................      576
Amounts written off.........................................     (691)
                                                                -----
Balance, December 31, 2001..................................      570
Net charge to expense.......................................      592
Amounts written off.........................................     (692)
                                                                -----
Balance, December 31, 2002..................................    $ 470
                                                                =====

5.  RECEIVABLES

     Receivables consist of the following:

                                                                DECEMBER 31,
                                                              ----------------
                                                               2001     2002
                                                              ------   -------
Billed receivables..........................................  $6,087   $11,948
Unbilled receivables........................................   1,629     1,418
                                                              ------   -------
                                                               7,716    13,366
Allowance for doubtful accounts.............................    (570)     (470)
                                                              ------   -------
                                                              $7,146   $12,896
                                                              ======   =======

     Unbilled receivables represent recorded revenue that is billable by the Company at future dates based on contractual payment terms.

6.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2001       2002
                                                              -------   --------
Buildings and leasehold improvements........................  $ 1,734   $  1,739
Equipment and fixtures......................................   12,602     13,545
                                                              -------   --------
                                                               14,336     15,284
Less accumulated depreciation...............................   (9,637)   (12,578)
                                                              -------   --------
                                                              $ 4,699   $  2,706
                                                              =======   ========

7.  IDENTIFIED INTANGIBLE ASSETS, PURCHASED TECHNOLOGY AND GOODWILL

     Identified intangible assets, purchased technology and goodwill relate mainly to the business acquisitions consummated in early 2000. Amortization is recorded on a straight-line basis over the estimated useful lives (generally three years) of the remaining assets and consists of the following as of December 31, 2001 and 2002:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2001       2002
                                                              --------   ---------
Customer list...............................................  $ 42,713   $  42,713
Purchased technology........................................    43,708      44,023
Patent......................................................     2,047       2,065
Goodwill....................................................    58,730      58,730
                                                              --------   ---------
                                                               147,198     147,531
Less accumulated depreciation...............................   (90,085)   (119,596)
                                                              --------   ---------
                                                              $ 57,113   $  27,935
                                                              ========   =========

     Effective July 1, 2001 and January 1, 2002, the Company adopted SFAS No. 141, Business Combinations (SFAS No. 141), and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), respectively. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill. SFAS No. 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. There was no impairment of goodwill upon adoption of SFAS No. 142 in 2002.

     As required by SFAS 142, prior year results have not been restated. A reconciliation of the previously reported net loss and loss per common share for the years ended December 31, 2000 and 2001, as if SFAS No. 142 had been adopted as of January 1, 2000, is as follows:

                                                                 DECEMBER 31,
                                                         ----------------------------
                                                           2000      2001      2002
                                                         --------   -------   -------
Net loss:
  Reported net loss attributable to common stock.......  $100,576   $75,638   $46,998
  Goodwill amortization................................    16,653    19,576        --
                                                         --------   -------   -------
Adjusted net loss......................................  $ 83,923   $56,062   $46,998
                                                         ========   =======   =======
Basic and diluted loss per share:
  Reported net loss per share..........................  $ 687.66   $468.67   $  8.11
  Goodwill amortization................................    113.86    121.30        --
                                                         --------   -------   -------
Adjusted basic and diluted net loss per share..........  $ 573.80   $347.37   $  8.11
                                                         ========   =======   =======

8.  LINE OF CREDIT

     The Company's line of credit agreement has a maximum borrowing capacity of $2,000. The line of credit accrues interest at prime (4.25% at December 31, 2002). Interest is due monthly and the principal balance is due on demand. The line of credit is collateralized by substantially all of the Company's assets. As of December 31, 2001 and 2002, the entire $2,000 was outstanding.

9.  DEBT AND RELATED PARTY DEBT

     Long-term debt consists of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2001      2002
                                                              -------   -------
DEBT:
Note payable to bank, payable in monthly installments of $18 through July 2004 including interest at 7.62%,
  collateralized by substantially all of the Company's
  assets....................................................  $   510   $   326
Less current portion........................................      184       326
                                                              -------   -------
                                                              $   326   $    --
                                                              =======   =======
RELATED PARTY DEBT:
Notes payable to stockholders in connection with the
  acquisition of Hagen Systems, Inc.........................  $ 8,000   $    --
Notes payable to stockholders in connection with the
  acquisition of M Data, Inc................................    4,000        --
Notes payable to stockholders in connection with Certain
  debt refinancings which occurred in December 2001.........   23,600        --
Notes payable to stockholders in connection with the
  acquisition of M Data, Inc., due in twenty-four successive monthly installments of $175 commencing January 1, 2003,
  plus interest at 8%.......................................       --     4,200
Notes payable to stockholders in connection with the
  acquisition of Hagen Systems, Inc. due in January 2004.
  Current interest is due and payable at 8% and is payable
  in monthly installments Collateralized by substantially
  all of the Company's assets...............................       --     2,350
Note payable to stockholder due in January 2004. Current
  interest is due and payable at 4% and is payable in
  quarterly installments commencing September 2002.
  Collateralized by substantially all of the Company's
  assets....................................................       --    11,800
                                                              -------   -------
                                                               35,600    18,350
Less current portion........................................       --     2,100
Less debt origination costs.................................    2,561     3,507
                                                              -------   -------
                                                              $33,039   $12,743
                                                              =======   =======

     The note payable to the bank includes various restrictive covenants, which among other things require the Company to maintain a certain debt service coverage ratio. At December 31, 2001 and 2002, the Company was not in compliance with this covenant. The bank waived compliance with this covenant through January 1, 2004.

     During 2001, the Company received bridge loans in the amount of $4,500 from certain Series B, C, D, and E-1 preferred stockholders. The bridge loans bore interest at 12% and converted into $2,250 of long-term stockholder debt and 562,500 shares of Series F preferred stock at $4.00 per share on December 31, 2001. The Company issued warrants to purchase 9,382 shares of common stock and 75,000 shares of Series E-1 preferred stock shares in conjunction with these bridge loans which were valued at $1,161, using the Black-Scholes valuation model with the following assumptions: volatility of 1.0; no expected dividend yield; risk-free interest rate of 5.09%; and an estimated life of ten years (Note 14). The estimated fair value of these warrants was recorded as interest expense in 2001.

     At the close of business on December 31, 2001, the Company entered into new agreements for its related-party debt. Notes payable to stockholders issued in connection with the acquisition of Logic totaling $23,604 were repaid along with $4,000 of the outstanding notes payable to stockholders issued in connection with the acquisition of Hagen. In addition, new agreements were entered into with the former stockholders of Hagen and M Data. Accordingly, new payment periods and interest rates related to the remaining $8,000 of debt for Hagen and $4,000 of debt for M Data were established as disclosed above. Funds used for the repayments were obtained from a $23,600 note payable issued to Iris Graphics, a subsidiary of one of the Company's stockholders, and the issuance of 3,722,096 shares of Series F preferred stock at $4 per share (Note 12). The financial statements reflect these transactions as of December 31, 2001, in accordance with the terms of the agreements described above. The related cash transfers occurred on January 2, 2002. The Iris Graphics note included financial covenants based on cash flows and revenues. At December 31, 2001, the Company was not in compliance with the quarterly cash flow covenant, which would have resulted in an additional 3% of interest until the default was cured. Iris Graphics waived compliance with this covenant through March 31, 2002. In conjunction with incurrence of the debt, Iris Graphics was also issued a warrant to purchase 570,874 shares of Series F preferred stock at an exercise price of $.01 per share. The estimated fair value of this warrant of $2,283 will be recorded to interest expense over the term of the related debt (Note 14).

     On May 31, 2002 and June 10, 2002, the Company executed agreements with certain of its debt holders to modify the terms of certain related-party debt, effective upon the completion of the Company's initial public offering. An amendment to the promissory note issued to the former shareholders of M Data, dated as of May 31, 2002, provided for an increase in the principal amount of the note to $4,200 from $4,000 in return for a reduction in the annual interest rate to 8.0% from 12.0%. Principal payments are due in 24 equal installments commencing January 2003. Interest is payable monthly beginning June 2002. The $200 increase in principal was accounted for as deferred interest and will be amortized as interest expense in addition to the 8.0% stated rate over the remaining term of the loan (resulting in an effective annual interest rate of approximately 11.1%).

     An amendment to the credit agreement with Iris Graphics, dated as of June 10, 2002: (i) reduced the annual interest rate to a fixed rate of 4.0%; (ii) provided for the payment of a total of $11,800 of the outstanding principal balance of $23,600 at December 31, 2001 and all accrued and deferred interest upon the completion of the Company's initial public offering; and (iii) eliminated the financial condition covenants associated with the original loan. In return, the Company agreed to pay a $3,700 restructuring fee upon completion of the Company's initial public offering. The restructuring fee was accounted for as deferred interest and will be amortized as interest expense in addition to the stated 4.0% rate over the remaining term of the loan (resulting in an effective annual interest rate of approximately 23.8%). The $11,800 remaining principal balance is due in one installment on January 2, 2004. Interest is payable quarterly beginning in June 2002. The covenants under the amended agreement provide certain limitations on the Company's product development and capital expenditures, future investments and certain other financial criteria.

     In connection with this amendment and subsequent repayment, the Company wrote off approximately $1,143 of debt origination fees associated with the fair value of the Iris Graphic warrant. This write-off has been included in other expense.

     Additionally, under an amendment to the loan agreement with the former shareholders of Hagen Systems, dated as of June 10, 2002, the Company was not required to prepay $2,000 of the $8,000 otherwise due upon an initial public offering and the annual interest rate was reduced to 8.0%, in return for an increase of $350 to the remaining principal balance of the loan. The remaining principal amount due under the restructured agreement, after the prepayment of $6,000, is $2,350, which is due on January 2, 2004. Interest at an annual rate of 8.0% is payable monthly beginning in June 2002. The $350 increase in principal was accounted for as deferred interest and will be amortized as interest expense in addition to the stated 8.0% rate over the remaining term of the loan (resulting in an effective annual interest rate of approximately 17.4%).

     Future minimum debt payments at December 31, 2002 are as follows:
2003 -- $2,299 and 2004 -- $16,377.

10.  COMMITMENTS AND CONTINGENCIES

  LEASE OBLIGATIONS

     The Company leases office equipment, vehicles, and office facilities in various locations. Rental expense under these operating leases was $1,373, $1,670, and $1,388 for the years ended December 31, 2000, 2001, and 2002, respectively. At December 31, 2002, future commitments under all noncancelable operating leases are as follows :

                                                              THIRD    RELATED
                                                              PARTY     PARTY
                                                              ------   -------
2003........................................................  $  920   $  469
2004........................................................     468      443
2005........................................................     474      444
2006........................................................     448      364
Thereafter..................................................     145       27
                                                              ------   ------
                                                              $2,455   $1,747
                                                              ======   ======

     The Company leases equipment under various capital leases. These capital leases expire in various years through 2003 and may be renewed for periods ranging from one to five years. Amortization of leased assets is included in depreciation and amortization expense.

     Future minimum payments under capital leases with initial terms of one year or more consisted of the following at December 31, 2002:

                                                               CAPITAL LEASES
                                                               --------------
2003........................................................        $34
                                                                    ---
Total minimum lease payments................................         34
Amounts representing interest...............................         (1)
                                                                    ---
Present value of net minimum lease payments.................        $33
                                                                    ===

  LEGAL PROCEEDINGS

     The Company is involved in disputes and litigation in the normal course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's business, financial condition, or results of operations. The Company has accrued for estimated losses in the accompanying financial statements for those matters where it believes that the likelihood that a loss has occurred is probable and the amount of loss is reasonably estimable. Although management currently believes the outcome of other outstanding legal proceedings, claims, and litigation involving the Company will not have a material adverse effect on its business, financial condition, or results of operations, litigation is inherently uncertain and there can be no assurance that existing or future litigation will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

11.  INCOME TAXES

     The reconciliation of the effective income tax rate is as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2000    2001    2002
                                                              -----   -----   -----
Federal income tax statutory rate...........................   34.0%   34.0%   34.0%
Increases (decreases):
  Nondeductible items, including goodwill amortization......   (8.0)  (12.0)   (3.3)
  State income taxes, net of federal benefit................    6.0     6.0     6.0
  Change in valuation allowance.............................  (32.0)  (28.0)  (36.7)
                                                              -----   -----   -----
Total income tax expense....................................    0.0%    0.0%    0.0%
                                                              =====   =====   =====

     Significant components of the Company's deferred tax assets and liabilities are as follows :

                                                                DECEMBER 31,
                                                              -----------------
                                                               2001      2002
                                                              -------   -------
Deferred tax assets:
  Net operating loss carryforwards..........................  $29,363   $30,565
  Deferred revenue..........................................    1,581     1,471
  Bad debt expense..........................................      228       186
  Depreciation/amortization.................................      842     1,048
  Accrued expenses..........................................    2,994     2,836
  Stock-based compensation..................................       --       531
  Other.....................................................        3         6
                                                              -------   -------
     Total deferred tax assets..............................   35,011    36,643
Deferred tax liabilities:
  Identified intangibles....................................   13,481     1,998
  Tax accounting change.....................................      104        27
                                                              -------   -------
     Total deferred tax liabilities.........................   13,585     2,025
  Valuation allowance.......................................   21,426    34,618
                                                              -------   -------
     Net deferred tax asset.................................  $    --   $    --
                                                              =======   =======

     A valuation allowance has been recorded on the amount of the net deferred tax asset at December 31, 2001 and 2002, based on management's determination that the recognition criteria for realization of the net deferred tax assets has not been met.

     At December 31, 2002, the Company had accumulated net operating loss carryforwards for tax purposes of approximately $76,413, which will expire beginning in 2011 through 2022. Utilization of certain net operating loss carryforwards is subject to limitations under Section 382 of the Internal Revenue Code. Additionally, certain state tax restrictions will apply to the utilization amount and timing of the net operating loss carryforwards.

12.  STOCKHOLDERS' EQUITY

     At December 31, 2002, the number of authorized shares of common stock and preferred stock was 100,000,000 shares and 1,000,000 shares, respectively, of which 10,632,877 and 0, respectively were outstanding, 10,731 and 0, respectively, were held in treasury and 2,125,833 and 0, respectively, were reserved for future issuance.

     On January 2, 2002, the Company effected a one-for-thirty reverse stock split of its issued and outstanding common stock. On May 31, 2002, the Company affected a 1-for-2.22 reverse stock split of its issued and outstanding common stock. All common stock prices and amounts impacted by the splits have been retroactively adjusted. Certain share calculations resulting in fractional amounts have been rounded to the nearest whole number.

  PREFERRED STOCK

     At December 31, 2001 the following Redeemable preferred stock was authorized and outstanding:

                                                           NUMBER OF          NUMBER OF
                                                             SHARES             SHARES
                                                           AUTHORIZED        OUTSTANDING
                                                        ----------------   ----------------
Redeemable preferred stock:
  Series B............................................     31,186,312         31,186,312
  Series C............................................      1,915,080          1,915,080
  Series D............................................        283,125            283,125
  Series E-1..........................................     20,333,333         17,375,000
  Series F............................................      4,525,602          4,292,970

     On February 9, 2000, the Company issued 31,186,312 shares of Series B preferred stock for consideration of $25,011.

     On February 15, 2000, the Company issued 1,915,080 shares of Series C preferred stock for consideration of $11,107.

     On March 8, 2000, 190,948 shares of Series A-1 preferred stock were repurchased by the Company for consideration of $1,107.

     On March 8, 2000, the Company issued 283,125 shares of Series D preferred stock for consideration of $2,500.

     On October 30, 2000 and March 1, 2001, the Company issued 15,625,000 shares and 1,750,000 shares, respectively, of Series E-1 preferred stock for consideration of $62,500 and $7,000, respectively.

     On December 31, 2001, the Company issued 3,722,096 shares of Series F preferred stock for consideration of $14,888. Additionally on December 31, 2001, warrants to purchase 570,874 shares of Series F preferred stock were exercised for $6.

     On January 31, 2002, the Company issued 188,736 shares of Series F preferred stock for consideration of $755.

     The Company paid $2,807 in transaction costs in conjunction with the issuance of Series B, C, D, E-1, and F preferred stock.

  LIQUIDATION AND REDEMPTION

     Prior to the conversion of all preferred stock to common stock in connection with the Company's initial public offering (Note 2), Series B, C, D, E-1, and F preferred stock had the right to request the Company to redeem all shares. The redemption price for all series of preferred stock would have been the higher of (i) the liquidation preference of a share of such series of preferred stock plus unpaid declared dividends, and (ii) the fair market value of a share of preferred stock as determined by an independent appraiser plus all dividends declared that remain unpaid. During 2000, 2001 and 2002, approximately $4,858, $5,635 and $6,201, respectively, were accreted as dividends utilizing the interest method so that, at the redemption date, the accreted amount would equal the redemption amount.

  CONVERSION

     In connection with the Company's initial public offering (see Note 2), 67,512,270 shares of preferred stock converted into 6,691,652 shares of common stock. The outstanding shares of preferred stock were multiplied by the following conversion ratio:

Series A....................................................   .015
Series A-1..................................................   .015
Series B....................................................   .015
Series C....................................................   .016
Series D....................................................   .017
Series E-1..................................................   .271
Series F....................................................   .291

  COMMON STOCK

     On February 7, 2000, the Company issued 3,822 shares of common stock for $585 of software services.

     On March 9, 2000, the Company issued 1,000 shares of common stock for $589 of advertising services.

     On March 10, 2000, the Company issued 20,396 shares of common stock for consideration of $11,928.

     In connection with its initial public offering (see Note 2), on June 18, 2002, the Company issued 3,750,000 shares of common stock for consideration of approximately $32,950, net of underwriting discounts, commissions and offering expenses.

13.  STOCK OPTION PLANS

  1999 STOCK OPTION PLAN

     During 1999, the Company adopted a stock option plan (the 1999 Plan), which provides for the issuance of stock options for officers, directors, employees, and consultants. A total of 9,831 options to purchase the Company's common stock have been granted pursuant to the 1999 Plan at an exercise price equal to the estimated grant date fair value, as determined by the board of directors. Options under the 1999 Plan will generally expire ten years from the date of grant. Options granted under the plan vested immediately in March 2000 upon the Company's filing of a registration statement on Form S-1. A new measurement date did not occur since the accelerated vesting was included in the original grant agreement. As of December 31, 2002, the weighted average remaining contractual life on the 1999 Plan options outstanding was 6.73 years.

  STOCK INCENTIVE PLANS

     Effective February 10, 2000, the Company adopted the 2000 stock incentive plan (the 2000 Plan), which provides for the issuance of stock options for officers, directors, employees, and consultants. A total of 112,526 shares of common stock may be issued pursuant to the 2000 Plan. Options generally vest over a four-year period in equal annual amounts, or over such other period as the board of directors determines, and may be accelerated in the event of certain transactions such as a merger or a sale of the Company. These options generally expire ten years after the date of grant. As of December 31, 2002, no additional shares have been granted pursuant to this Plan. The weighted average remaining contractual life on the 2000 Plan options outstanding at December 31, 2002 was 7.84 years.

     During 2000, the Company granted stock options to certain employees below fair value and to nonemployees for professional services, which resulted in the recognition of $1,016 of deferred stock-based compensation. The deferred stock-based compensation is being amortized over the remaining vesting period. The employee grants were determined utilizing the intrinsic value method under APB Opinion No. 25. The nonemployee grants were for professional services at exercise prices that approximated fair value at the date of grant. The average fair value of these options was estimated at $6.66 per share on the date of grant using the Black-Scholes option pricing model with the following assumptions: volatility of 1.00, dividend yield of 0.0%, risk-free interest rate of 6.0%, and an expected life of four years. During 2000, 2001 and 2002, the Company recognized compensation expense of approximately $866, $49 and $32, respectively, related to these grants.

     Effective February 5, 2002, the Company adopted the 2002 key executive stock incentive plan (the 2002 Executive Plan) under which 766,520 shares of common stock were reserved for grants to senior management, officers, and directors. As of December 31, 2002, the Company had granted options to purchase 766,520 shares of common stock, with an exercise price of $4.21 per share. Options to purchase 10,307 and 756,213 shares vest over one- and four-year periods, respectively. As these options were granted below fair market value, $4,433 of deferred stock-based compensation was recorded. For the year ended December 31, 2002, $1,148 of stock-based compensation expense was recognized with respect to these options. As of December 31, 2002, the weighted average remaining contractual life on the 2002 Executive Plan options outstanding was
9.1 years.

     Effective March 5, 2002, the Company adopted the 2002 Stock Incentive Plan (the 2002 Plan), which provides for the issuance of stock options for officers, directors, employees, and consultants. The Company has reserved 765,765 shares of common stock for grants under the plan. The options generally vest over a four-year period in equal annual amounts, or over such other period as the board of directors determines, and may be accelerated in the event of certain transactions such as a merger or a sale of the Company. These options generally expire ten years after the date of grant. During 2002, the Company granted 92,910 options to employees below fair value at the date of grant. The transaction resulted in $743 and $179 of deferred stock-based compensation and compensation expense, respectively. The deferred stock-based compensation is being amortized over the remaining vesting period. As of December 31, 2002, the weighted average remaining contractual life on the 2002 Plan options outstanding was 9.34 years.

     The following table summarizes option activity for options to purchase common stock for the 1999 Plan, the 2000 Plan, the 2002 Executive Plan and the 2002 Plan for the years ended December 31, 2000, 2001 and 2002:

                                           COMMON STOCK    OPTION PRICE        WEIGHTED
                                             OPTIONS         RANGE PER         AVERAGE
                                           OUTSTANDING         SHARE        EXERCISE PRICE
                                           ------------   ---------------   --------------
Options outstanding, December 31, 1999...       7,850              $79.92      $ 79.92
Options granted..........................       5,719              $76.59      $ 76.59
Options granted..........................      46,635     $199.80-$266.40      $265.07
Options granted..........................      19,015     $386.28-$782.55      $510.16
Options exercised........................         498       $76.59-$79.92      $ 79.67
Options forfeited........................       1,867      $76.59-$782.55      $273.78
                                            ---------                          -------
Options outstanding, December 31, 2000...      76,854      $76.59-$782.55      $206.96
Options granted..........................      72,114      $99.90-$266.40      $103.23
Options exercised........................         144       $76.59-$79.92      $ 79.56
Options forfeited........................      22,047      $79.92-$266.40      $159.58
                                            ---------                          -------
Options outstanding, December 31, 2001...     126,777      $76.59-$782.55      $203.13
Options granted..........................   1,241,033        $2.00-$15.54      $  7.53
Options exercised........................          --                  --           --
Options forfeited........................      79,382       $2.00-$782.55      $ 33.09
                                            ---------                          -------
Options outstanding, December 31, 2002...   1,288,428       $2.00-$782.55      $ 23.90
                                            =========                          =======

     The options to purchase common stock outstanding as of December 31, 2002 have been segregated into ranges for additional disclosure as follows:

                                               COMMON STOCK                              COMMON STOCK
                                           OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                              ----------------------------------------------   --------------------------------
                                                 WEIGHTED
                                  OPTIONS         AVERAGE
                              OUTSTANDING AS     REMAINING       WEIGHTED      EXERCISABLE AS       WEIGHTED
RANGE OF                      OF DECEMBER 31,   CONTRACTUAL      AVERAGE       OF DECEMBER 31,      AVERAGE
EXERCISE PRICES                    2002            LIFE       EXERCISE PRICE        2002         EXERCISE PRICE
---------------               ---------------   -----------   --------------   ---------------   --------------
$  2.00-$ 15.54.............     1,175,950          9.18         $  7.21           819,599          $  4.77
$ 76.59-$ 99.90.............        66,978          7.92         $ 97.02            36,104          $ 94.80
$199.80-$266.40.............        31,108          7.70         $264.47            18,762          $264.21
$386.28-$782.55.............        14,392          7.17         $526.67            10,096          $523.06
                                 ---------          ----         -------           -------          -------
                                 1,288,428          9.06         $ 23.90           884,561          $ 19.86
                                 =========          ====         =======           =======          =======

     The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net loss and net loss per share would have been increased by approximately $2,201, $4,508, and $4,406 or $15.05, $27.93 and $.76
per share, in 2000, 2001, and 2002, respectively. The following weighted average assumptions were used in the Black-Scholes pricing model: volatility of 1.58,
1.0 and 1.17, dividend yield of 0.0%, an expected life of three and four years, and average risk-free interest rates of 6.50%, 4.05% and 3.63% for 2000, 2001, and 2002, respectively. The effects of applying SFAS No. 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years.

  EMPLOYEE STOCK PURCHASE PLAN

     Effective March 5, 2002, the Company adopted the 2002 Employee Stock Purchase Plan, which became effective upon the Company's initial public offering. The Company has reserved 337,837 shares of common stock for issuance under the plan. Under the Plan, employees participating in the Plan may purchase shares of common stock at the lower of (i) 85% of the price of a share of common stock at the beginning of an offering period and (ii) 85% of the price of a share of common stock on the purchase date. An offering period is defined as a two-year period consisting of four (4) purchase dates, April 30 and October 31 of each year. Employees are eligible to join the plan and begin their offering period on May 1 and November 1 of each calendar year. On October 31, 2002, employees purchased 38,986 shares for $.99 (85% of $1.16 on October 31, 2002) resulting in cash proceeds of approximately $38.

14. WARRANTS

  STRATEGIC

     In early 2000, the Company entered into two agreements pursuant to which the Company develops private label Web sites. The Company is permitted to disclose these agreements in sales and marketing publications. The Company generates no revenues under these agreements. In return for certain marketing related services during 2000, the Company issued warrants to purchase 29,603 shares of common stock with exercise prices ranging from $386.28 to $592.07. Warrants to purchase 6,723 shares of common stock vested immediately and the remaining warrants vest dependent upon various installation and usage milestones, which vary by agreement. During 2000 and 2001, the Company recorded $2,903 and $324, respectively, as warrant expense related to the warrants that vested. The remaining warrants to purchase 22,880 shares, which vest dependent upon installation and usage milestones, will be recorded as warrant expense at the fair value on the dates the milestones are achieved in accordance with EITF No. 96-18.

  CUSTOMERS AND RESELLERS

     During March 2000, the Company issued a warrant to purchase 1,501 shares of common stock at an exercise price of $386.28 per share to a customer. This warrant was immediately exercisable and expires four years from the date of grant. It is exercisable for a period of four years. The fair value of this warrant of $437 has been recorded as warrant expense in 2000 in accordance with EITF No. 96-18, because no revenue was generated from the related customer. In March 2000, the Company also granted a warrant to purchase 3,753 shares of common stock to a potential customer at an exercise price of $999. The warrant is exercisable upon entering into a private label site agreement. The warrant is not currently exercisable.

     In January 2001, the Company granted a warrant to purchase 37,537 shares of common stock to a reseller of the Company's products. This warrant is exercisable until the earlier of 12 months after termination of the agreement with the reseller or the closing date of a merger or consolidation of the Company with or into any other entity. The warrant was exercisable for 3,753 shares as of the date of grant. The Company has recorded $647 as warrant expense related to this warrant. The remaining 33,784 shares of common stock are to vest based on performance targets. As of December 31, 2001, warrants to purchase 3,002 of the remaining shares had vested, resulting in a $47 reduction in revenue and $83 of warrant expense. To the extent the Company generates revenue under the agreement with this reseller, the fair value of the warrant as it vests will continue to be recorded as a reduction of revenue. These warrants will be recorded at fair value on the date the performance targets are met.

  DEBT

     In conjunction with certain bridge loans issued in July and August of 2000, the Company issued warrants to purchase 11,257 shares of common stock at an exercise price of $266.40 per share. The fair value of these warrants of $1,942 was initially recorded as a debt discount and then amortized as interest expense upon the conversion of the notes to equity in October 2000.

     In conjunction with the bridge loans issued in September and November of 2001 (Note 6), the Company issued warrants to purchase 9,382 shares of common stock and 75,000 shares of Series E-1 preferred stock at exercise prices of $39.96 per share and $4.00 per share, respectively. The fair value of these warrants of $1,161 was initially recorded as a debt discount and then amortized as interest expense upon the conversion of the notes to equity in December 2001.

     On December 31, 2001, the Company issued warrants to purchase 570,874 shares of Series F preferred stock to Iris Graphics in connection with a note payable (Note 8). The fair value of these warrants of $2,283 has been recorded as a debt discount and will be amortized as interest expense over the repayment term using the interest method.

  OTHER

     In March 2000, the Company issued warrants to purchase 1,250 shares and 1,501 shares of common stock to an advertising agency and a law firm, respectively, for services. These warrants vested immediately at exercise prices of $999 and $386.28, respectively. They are exercisable for a period of four years. In accordance with EITF No. 96-18, the fair values of these warrants of $501 and $437 were recorded to sales and marketing expense and general and administrative expense, respectively, in 2000.

     In April 2000, the Company also issued warrants to purchase 375 shares of common stock to an equipment manufacturer in return for equipment discounts and a comarketing agreement. These warrants became exercisable upon the initial public offering (Note 2) of the Company's stock at the initial public offering price per share. The Company recognized $1 of sales and marketing expense associated with this transaction.

     In March 2001, the Company granted warrants to purchase 50,000 shares of Series E-1 preferred stock to a broker in connection with the issuance of Series E-1 preferred stock. The fair value of these warrants of $168 has been recorded as stock issuance cost.

     On February 5, 2002, the Company granted a warrant to purchase 3,378 shares of common stock to a software provider. The warrant became exercisable upon the initial public offering of the Company's common stock at the initial public offering price per share. The Company recognized $25 of sales and marketing expense associated with this transaction.

  FAIR VALUE

     The fair values of all the warrants described above were estimated using the Black-Scholes valuation model with the following assumptions: volatility of 1.0, no expected dividend yield, risk-free interest rates of 3.22% to 5.09%, and an estimated life of three to ten years.

     The following table summarizes common stock warrant activity for the years ended December 31, 2000, 2001 and 2002:

                                                            WARRANTS      WARRANT PRICE
                                                           OUTSTANDING   RANGE PER SHARE
                                                           -----------   ---------------
Balance, December 31, 1999...............................         --                  --
Warrants granted.........................................     37,481     $266.40-$386.28
Warrants granted.........................................     11,759     $ 592.07-999.00
                                                             -------
Balance, December 31, 2000...............................     49,240     $266.40-$999.00
Warrants granted.........................................     33,817     $          6.66
Warrants granted.........................................      9,382     $         39.96
Warrants granted.........................................     37,537     $        266.40
                                                             -------
Balance, December 31, 2001...............................    129,976     $ 39.96-$999.00
Warrants granted.........................................      3,378     $         10.00
                                                             -------
Balance, December 31, 2002...............................    133,354     $  6.66-$999.00
                                                             =======

     During 2001, the Company also granted warrants to purchase 125,000 shares and 570,874 shares of Series E-1 and Series F preferred stock, respectively, at exercise prices of $4.00 and $.01 per share, respectively. All Series F preferred stock warrants were exercised during 2001. In association with the initial public offering (Note 2), the 125,000 Series E-1 warrants were converted into 33,817 common shares.

15.  DEFINED CONTRIBUTION PLAN

     The Company has a 401(k) Retirement Plan (the Plan) which covers substantially all eligible employees. The Plan is a defined contribution profit sharing plan in which all eligible participants may elect to have a percentage of their compensation contributed to the Plan, subject to certain guidelines issued by the Internal Revenue Service. The Company may contribute to the Plan at the discretion of the Board of Directors. As of December 31, 2000 and 2001, the Plan held 83,385 shares and 83,294 shares, respectively, of the Company's Series A-1 preferred stock. The holder of the stock under the Plan had an option to put the stock to the Company at the then current fair value during August and February of each year. However, the Company reserves the right not to purchase any shares of Series A-1 preferred stock if the purchase, in the reasonable discretion of the Company, could have an adverse affect on the Company's financial position. As of December 31, 2001, the Company had recorded a stock purchase plan liability of $125, equal to the fair value of the stock held by the Plan. In association with the initial public offering (Note 2), the outstanding shares of Series A-1 preferred stock were converted into common stock. During 2002, the Company purchased 1,222 shares for a total purchase price of $122. As of December 31, 2002, the Plan held 29 shares of the Company's common stock. As of December 31, 2002, the remaining liability related to shares in the Plan is immaterial. To date, the Company has not made any cash contributions to the Plan.

16.  RESTRUCTURING CHARGE

     In September 2000, the Company announced a strategic restructuring to consolidate certain redundant tasks related to the acquisitions completed during 2000. The plan of restructuring approved by the board of directors resulted in a restructuring charge of $1,185. This restructuring charge consisted primarily of severance benefits and costs related to the termination of 78 employees during the period from September through December 2000.

     In May 2001, the Company announced a restructuring that primarily related to the consolidation of certain client support operations into existing facilities, resulting in a restructuring charge of $2,098. The plan included terminations of 45 employees and the reduction of leased office space.

     In August 2002, the Company announced a restructuring effecting an organizational realignment of its product management customer service and support operations. This resulted in a restructuring charge of $525 in the quarter ended September 30, 2002. This charge consisted primarily of severance and benefits, including involuntary termination and COBRA benefits, outplacement costs, and payroll taxes for the approximately 40 employees impacted by this restructuring.

     Activity in the restructuring reserve is as follows (in thousands):

                                                        EMPLOYEE
                                                        SEVERANCE        LEASE
                                                      AND BENEFITS    OBLIGATIONS    TOTAL
                                                      -------------   -----------   -------
Balance, December 31, 1999..........................     $    --         $  --      $    --
Restructuring charge................................       1,185            --        1,185
Amounts paid against the reserve....................        (547)           --         (547)
                                                         -------         -----      -------
Balance, December 31, 2000..........................         638            --          638
Restructuring charge................................       1,468           630        2,098
Amounts paid against the reserve....................      (2,106)         (143)      (2,249)
                                                         -------         -----      -------
Balance, December 31, 2001..........................          --           487          487
Restructuring charge................................         525            --          525
Amounts paid against the reserve....................        (511)         (434)        (945)
                                                         -------         -----      -------
Balance, December 31, 2002..........................     $    14         $  53      $    67
                                                         =======         =====      =======

     The remaining restructuring reserve of approximately $67 is expected to be paid during 2003.

17.  RELATED PARTY TRANSACTIONS

     On November 8, 1999 and December 22, 1999, promissory notes in the amount of $1,714 were received by the Company in conjunction with the sale of 58,678 shares of common stock. The notes bear interest at the annual rate of 6% and are due on November 7, 2004. In the event the value of the stock is insufficient to pay the full amount due under the notes, the Company may seek reimbursement from the borrower for any deficiency up to 30% of the original balance of the note plus accrued interest. The notes receivable are included in stockholders' equity on the accompanying balance sheet. During 2000, $335 (including interest of $86) was repaid in exchange for cash of $61 and a note payable of $274. During 2001, $1,112 (including interest of $63) was repaid by a Company executive utilizing proceeds he received from the sale of his common stock to certain preferred stockholders. Additionally, during 2000, 2001 and 2002, approximately $86, $90 and 18, respectively, was recorded as interest income. As of December 31, 2002, the Company recorded a valuation adjustment of approximately $393 to adjust the fair value of the non-recourse portion of the notes receivable balance.

     On April 26, 2001, the Company entered into a secured promissory note with a Company executive for $642 plus interest at the annual rate of 4.58%. The note matured October 5, 2001 and was secured by 6,422 shares of common stock owned by the executive. During 2001, the Company took possession of these shares in satisfaction of this note. The fair value of the shares on the date that the loan was provided and the date that the loan matured was approximately $642. In addition, the Company repaid an unsecured promissory note issued to the same executive in April 2001 in the original principal amount of $99.

     The Company has also issued notes to related parties (Note 9) and entered into various leases with related parties (Note 10).

     In February 2000, the Company entered into a strategic alliance agreement, which was restated in December 2001, with Creo, Inc (Creo), a stockholder. As part of the alliance, the Company signed a comprehensive services agreement. During 2001 and 2002, $61 and $1, respectively, were paid as commissions under the agreement.

18.  SUBSEQUENT EVENTS

     On January 21, 2003, the Company received notification from Creo, one of its stockholders, that Creo had entered into private, binding agreements to acquire an additional 2.6 million shares of the Company's outstanding common stock ("Common Stock") for $1.30 per share increasing its ownership from approximately 30% to approximately 55% of the outstanding Common Stock. In connection with these transactions, Creo presented the Company an unsolicited offer to purchase all of the remaining outstanding shares of Common Stock for $1.30 per share.

     On January 22, 2003, the Company received an unsolicited offer from Electronics for Imaging, Inc. ("EFI"), an unrelated party, to purchase all of the outstanding shares of Common Stock for $2.60 per share.

     Also, on January 22, 2003, the Company's Board of Directors ("Board") appointed a Special Committee ("Special Committee") of the Board to consider its strategic alternatives, including the two outstanding offers for the acquisition of the Company. On January 31, 2003, the Special Committee announced it had selected a financial advisor to assist in their review of the various alternatives.

     On February 13, 2003, the Special Committee adopted a Stockholders Rights Agreement (the "Rights Agreement") pursuant to which dividend distribution of one Right on each outstanding share of Common Stock was declared. The Rights become exercisable if a person or group of affiliated or associated persons acquires beneficial ownership of 30% or more of the outstanding shares of Common Stock and other voting securities (the "Voting Securities") of the Company or announces a tender offer or exchange offer for 15 percent or more of the outstanding Voting Securities. The Board of Directors is entitled to redeem the Rights at $.001 per Right at any time before any such person or affiliated group thereafter acquires beneficial ownership of 30% or more of the outstanding Voting Securities. If a person or affiliated group hereafter acquires beneficial ownership of 30% or more of the outstanding Voting Securities of the Company (an "Acquiring Person"), each Right will entitle its holder, except any such Acquiring Person whose Rights shall become null and void, to purchase, at an exercise price of $6.80 per share (subject to adjustment in certain events), a number of shares of Common Stock having a market value at that time of twice the Right's exercise price. Subject to certain exceptions, existing stockholders that would otherwise become Acquiring Persons upon adoption of the Rights Agreement are considered "Grandfathered Stockholders" and are not Acquiring Persons, unless after such date they acquire beneficial ownership of additional Voting Securities or exercise a contractual right to acquire Voting Securities or enter into a new agreement to acquire or vote Voting Securities beneficially owned by them. Before any such Acquiring Person shall become the beneficial owner of 75% or more of the total voting power of the aggregate of all shares of Voting Securities then outstanding, the Board may exchange each Right (other than Rights that previously have become void as described above) in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment in certain events). If the Company is acquired in a merger or other business combination transaction after a Person or group of affiliated or associated Persons acquires beneficial ownership of 30% or more of the Company's outstanding Voting Securities, each Right (except Rights that previously have been voided as described above) will entitle its holder to purchase, at the Right's then-current exercise price, a number of shares of the common stock or other equity interest of the ultimate parent of such acquiring entity having a market value at that time of twice the Right's exercise price.

     The dividend distribution is payable to stockholders of record on February 14, 2003. The Rights will expire in ten years.

     On February 13, 2003, the Company entered into the following three agreements with EFI: a letter agreement that places certain restrictions on the Company's ability to take actions in order to facilitate a business combination with an entity other than EFI; a stock option agreement granting EFI an option to purchase up to 2,126,574 shares of Common Stock at a purchase price equal to $2.60 per share; and a standby credit facility in the amount of $11,000 plus a working capital facility which will provide up to an additional $3,000 under certain circumstances.

     Printcafe entered into the EFI letter agreement and the option agreement in order to induce EFI to provide Printcafe with the standby credit facility. Subject to certain conditions, the Company has agreed under the terms of the EFI agreement not to, among other things, solicit any takeover proposal, participate in any discussions or negotiate regarding any takeover proposal, or enter into any merger agreement, acquisition agreement, option or similar agreement with a third party. The agreement specifies that the Company cannot solicit other offers but may respond to a bona fide written offer that is superior to the EFI proposal.

     The Company has also granted to EFI an option to purchase up to 2,126,574 shares of Common Stock at a purchase price equal to $2.60 per share. Provided that EFI is not in breach of its obligations under the standby credit agreement, EFI may exercise the option at any time, in whole or in part. The option will terminate on December 31, 2007. Subject to certain conditions, the option shares must be repurchased by the Company, at the request of EFI, at a price equal to the aggregate purchase price paid for such shares by EFI. In addition, subject to certain conditions, the Company may repurchase from EFI the option shares at a price equal to the price paid by EFI for those shares.

     Under the terms of the standby credit facility, EFI is obligated to disburse up to $11,000 to the Company in the event that certain amounts under the Company's existing credit facilities become due and payable as a result of any action taken by the Company in order to facilitate the proposed business combination with EFI or certain other criteria. All loans made under this facility bear interest at the rate of 8% per annum payable on January 2, 2004. With a certain exception, the maturity date would be accelerated if a business combination with EFI is not consummated on or before June 30, 2003 or upon the termination of the agreement. Subject to certain conditions, the credit facility also provides the Company with a working capital facility up to an aggregate amount of $3,000 to be disbursed in the event that, among other things, the Company's cash balance as of the close of business on the date notice is given by the Company is less than $1,000. The Company is obligated to use the proceeds of any exercise of the option agreement to pay down outstanding amounts under the standby credit facility. All loans under the working capital facility bear interest at a rate per annum equal to the prime rate as published, from time to time, by Citibank, plus two percent payable on the maturity date of the loans.

     On February 19, 2003 Creo initiated legal action in the State of Delaware against the Special Committee and certain members of the Company's Board of Directors. Creo initially sought a temporary restraining order with respect to the Rights Agreement and the three Agreements with EFI. On February 21, 2003, the temporary restraining order was denied by the Delaware court. This litigation is still pending and the Company cannot predict the eventual outcome at this time.

     On February 26, 2003 the Company and EFI entered into a merger agreement providing for EFI's acquisition of the Company for $2.60 per share for each outstanding share of the Company's stock. The merger is subject to regulatory review and stockholder approval by the Company's stockholders.

19.  SUPPLEMENTARY QUARTERLY DATA (UNAUDITED)

     A summary of the Company's quarterly financial results for the years ended December 31, 2001 and 2002 follows (in thousands):

                                                             FOR THE QUARTER ENDED
                                    -----------------------------------------------------------------------
                                    MARCH 31, 2001   JUNE 30, 2001   SEPTEMBER 30, 2001   DECEMBER 31, 2001
                                    --------------   -------------   ------------------   -----------------
Revenue...........................     $  9,561        $ 10,315           $ 10,734            $ 11,258
Loss from operations..............      (18,625)        (19,221)           (13,885)            (13,009)
Net loss..........................      (19,542)        (20,345)           (15,685)            (14,431)
Net loss attributable to
  common stock....................      (23,147)        (24,425)           (19,929)             (8,137)
Net loss per share, basic and
  diluted.........................     $(142.15)       $(149.98)          $(122.31)           $ (50.42)

                                                             FOR THE QUARTER ENDED
                                    -----------------------------------------------------------------------
                                    MARCH 31, 2002   JUNE 30, 2002   SEPTEMBER 30, 2002   DECEMBER 31, 2002
                                    --------------   -------------   ------------------   -----------------
Revenue...........................     $ 11,715        $ 12,206           $ 11,281            $ 11,319
Loss from operations..............       (8,084)         (8,067)            (8,960)             (8,274)
Net loss..........................       (9,880)        (11,133)           (10,285)             (9,499)
Net loss attributable to
  common stock....................      (13,221)        (13,993)           (10,285)             (9,499)
Net loss per share, basic and
  diluted.........................     $ (81.12)       $  (9.00)          $  (0.97)           $  (0.89)

     The quarters ended June 30, 2001 and September 30, 2002 include a restructuring charge of $2,098 and $575, respectively (Note 15). Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." As a result, the Company does not amortize goodwill after December 31, 2001. Goodwill amortization was approximately $4,900 in each quarter of 2001.

                         ELECTRONICS FOR IMAGING, INC.

             INTRODUCTORY NOTE TO THE UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements are presented to illustrate the effects of the merger on the historical financial position and operating results of EFI. The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it was completed on September 30, 2002. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2002 and for the year ended December 31, 2001 give effect to the merger as if it was completed on January 1, 2001.

     The following unaudited pro forma condensed combined financial statements were derived from (a) EFI's audited statement of income for the year ended December 31, 2001, its unaudited statement of income for the nine months ended September 30, 2002 and its unaudited balance sheet as of September 30, 2002, each of which is incorporated by reference into this document; and (b) Printcafe's audited statement of operations for the year ended December 31, 2001 included in this document, and Printcafe's unaudited statement of operations for the nine months ended September 30, 2002, which is not included in this document, and Printcafe's unaudited balance sheet as of September 30, 2002, which is not included in this document. Printcafe's unaudited financial statements were, however, included in its quarterly report for the quarter ended September 30, 2002, which was filed with the Securities and Exchange Commission.
See "Where to Find More Information on page   ."

     The following unaudited pro forma condensed combined financial statements are not necessarily indicative of EFI's financial position or results of operations if the merger had been completed as of the dates indicated. Additionally, the following unaudited pro forma condensed combined financial statements are not necessarily indicative of EFI's future financial condition or operating results.

     The following unaudited pro forma condensed combined financial statements are based on estimates and assumptions set forth in the notes to these statements. These estimates and assumptions are preliminary and have been made solely for the purpose of developing these unaudited pro forma condensed combined financial statements. EFI intends to obtain an independent valuation to be used as a basis to evaluate Printcafe's intangible assets in order to make its final allocation of the purchase price for Printcafe. Those final allocations may be materially different than the amounts shown in the following unaudited pro forma condensed combined financial statements.

                         ELECTRONICS FOR IMAGING, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               SEPTEMBER 30, 2002
                                 (IN THOUSANDS)

                                        EFI       PRINTCAFE     PRO FORMA                      EFI
                                     HISTORICAL   HISTORICAL   ADJUSTMENTS                  PRO FORMA
                                     ----------   ----------   -----------                  ---------
                                               ASSETS
Cash and cash equivalents..........   $183,210     $  9,903     $ (37,896)(a)               $155,217
Short-term investments.............    286,060           --            --                    286,060
Accounts receivable, net...........     58,885       11,622            --                     70,507
Inventories........................      5,026           --            --                      5,026
Other current assets...............     19,022        1,514            --                     20,536
                                      --------     --------     ---------                   --------
     Total current assets..........    552,203       23,039       (37,896)                   537,346
Property and equipment, net........     55,417        3,222            --                     58,639
Restricted investments.............     43,080           --            --                     43,080
Other assets.......................     73,153       35,005         7,149(b)                 115,307
                                      --------     --------     ---------                   --------
     Total assets..................   $723,853     $ 61,266     $ (30,747)                  $754,372
                                      ========     ========     =========                   ========
                                LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable...................   $ 23,558     $  1,314            --                   $ 24,872
Line of credit.....................         --        2,000     $  (2,000)(c)                     --
Accrued and other liabilities......     45,222        2,973            --                     48,195
Deferred revenue...................         --        9,228        (2,307)(d)                  6,921
Restructuring reserve..............         --          462            --                        462
Current portion of long-term
  debt.............................         --        1,770        (1,770)(c)                     --
Current portion of capital lease
  obligations......................         --           45            --                         45
Income taxes payable...............     31,639           --            --                     31,639
                                      --------     --------     ---------                   --------
     Total current liabilities.....    100,419       17,792        (6,077)                   112,134
Long-term obligations, related
  party............................         --       16,643       (16,643)(c)                     --
Long-term debt.....................        307          178          (178)(c)                    307
Debt discount......................         --       (4,296)        4,296(c)                      --
Other long-term liabilities........         --           --         8,423(e)                   8,423
Common stock.......................        589            1            (1)(f)                    589
Treasury stock.....................    (99,959)      (1,808)        1,808(f)                 (99,959)
Additional paid-in capital.........    269,524      253,752      (238,107)(f)(g)             285,169
Warrants...........................         --        8,674        (8,674)(f)                     --
Deferred compensation..............         --       (4,404)        4,404(f)                      --
Foreign currency translation
  adjustments......................         --          (36)           36(f)                      --
Notes receivable from
  stockholder......................         --          (39)           39(f)                      --
Retained earnings (deficit)........    452,973     (225,191)      219,927(f)                 447,709
                                      --------     --------     ---------                   --------
     Total stockholders' equity....    623,127       30,949       (20,568)                   633,508
                                      --------     --------     ---------                   --------
     Total liabilities and
       stockholders' equity........   $723,853     $ 61,266     $ (30,747)                  $754,372
                                      ========     ========     =========                   ========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                         ELECTRONICS FOR IMAGING, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                 EFI       PRINTCAFE     PRO FORMA             EFI
                                              HISTORICAL   HISTORICAL   ADJUSTMENTS         PRO FORMA
                                              ----------   ----------   -----------         ---------
Revenue.....................................   $517,608     $ 41,868      $    --           $559,476
Cost of revenue.............................    282,113       11,596        1,002(r)         294,711
                                               --------     --------      -------           --------
     Gross profit...........................    235,495       30,272       (1,002)           264,765
Research and development....................     98,116       12,180        1,254(r)         111,550
Sales and marketing.........................     56,767       19,114        1,092(r)          76,973
General and administrative..................     25,456        7,645          473(r)          33,574
Amortization of identified intangibles and
  other acquisition related charges.........     12,255       49,052      (46,044)(i)         15,263
Depreciation................................         --        3,821        3,821(r)              --
Stock-based compensation and warrants.......         --        1,103           --              1,103
Restructuring charge........................         --        2,098           --              2,098
                                               --------     --------      -------           --------
     Total operating expenses...............    192,594       95,013      (47,046)           240,561
                                               --------     --------      -------           --------
Income (loss) from operations...............     42,901      (64,741)      46,044             24,204
Other income, net...........................     17,471          172       (2,609)(j)         15,034
Interest expense, related party.............         --       (5,434)       5,434(h)(k)           --
                                               --------     --------      -------           --------
     Income (loss) before income taxes......     60,372      (70,003)      48,869             39,238
Provision for income taxes..................    (21,432)          --        8,665(l)         (12,767)
                                               --------     --------      -------           --------
     Net income (loss)......................     38,940      (70,003)      57,534             26,471
Accretion of redeemable preferred stock.....         --       (5,635)          --             (5,635)
                                               --------     --------      -------           --------
Net income (loss) attributable to common
  stock.....................................   $ 38,940     $(75,638)     $57,534           $ 20,836
                                               ========     ========      =======           ========
Shares used in basic per share
  calculation...............................     53,468          161        1,042(m)          54,510
Net income (loss) per basic common share....   $   0.73     $(468.67)                       $   0.38
Shares used in diluted per share
  calculation...............................     54,605          161        1,042(m)          55,647
Net income (loss) per diluted common
  share.....................................   $   0.71     $(468.67)                       $   0.37

    See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

                         ELECTRONICS FOR IMAGING, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 2002
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                EFI       PRINTCAFE     PRO FORMA           EFI PRO
                                             HISTORICAL   HISTORICAL   ADJUSTMENTS           FORMA
                                             ----------   ----------   -----------         ---------
Revenue....................................   $259,476    $  35,202      $    --           $294,678
Cost of revenue............................    126,871        7,958          562(r)         135,391
                                              --------    ---------      -------           --------
     Gross profit..........................    132,605       27,244         (562)           159,287
Research and development...................     68,422        9,189          732(r)          78,343
Sales and marketing........................     37,583       12,611          610(r)          50,804
General and administrative.................     16,358        4,790          287(r)          21,435
Amortization of identified intangibles and
  other acquisition related charges........      3,246       22,154      (19,898)(n)          5,502
Depreciation...............................         --        2,191       (2,191)(r)             --
Stock-based compensation and warrants......         --          895           --                895
Restructuring charge.......................         --          525           --                525
                                              --------    ---------      -------           --------
     Total operating expenses..............    125,609       52,355      (20,460)           157,504
                                              --------    ---------      -------           --------
Income (loss) from operations..............      6,996      (25,111)      19,898              1,783
Other income (expense), net................      4,575         (415)        (900)(j)          3,260
Debt discount..............................         --       (2,406)       2,406(o)              --
Interest expense related party.............         --       (3,366)       3,366(p)              --
                                              --------    ---------      -------           --------
     Income (loss) before income taxes.....     11,571      (31,298)      24,770              5,043
Provision for income taxes.................     (3,471)          --        1,958(q)          (1,513)
                                              --------    ---------      -------           --------
     Net income (loss).....................      8,100      (31,298)      26,728              3,530
Accretion of redeemable preferred stock....         --       (6,201)          --             (6,201)
                                              --------    ---------      -------           --------
Net income (loss) attributable to common
  stock....................................   $  8,100    $ (37,499)     $26,728           $ (2,671)
                                              ========    =========      =======           ========
Shares used in basic per share
  calculation..............................     54,173        4,098        1,042(m)          55,215
Net income (loss) per basic common share...   $   0.15    $   (9.15)                       $  (0.05)
Shares used in diluted per share
  calculation..............................     54,794        4,098        1,042(m)          55,215
Net income (loss) per diluted common
  share....................................   $   0.15    $   (9.15)                       $  (0.05)

    See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

                         ELECTRONICS FOR IMAGING, INC.

              NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1  DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

     On February 26, 2003, EFI and Printcafe signed a merger agreement providing for the acquisition of Printcafe for $2.60 per share for each outstanding Printcafe share of common stock. The merger agreement provides each Printcafe stockholder with the right to elect whether to receive the merger consideration in cash or shares of EFI's common stock. Following completion of the merger, EFI currently plans to buy back approximately the same number of shares of its common stock issued in connection with the merger. The merger agreement contains customary conditions to closing and may be terminated by each party under certain conditions, including a superior proposal for Printcafe. The transaction must be approved by Printcafe's stockholders and is expected to close in the second calendar quarter of 2003.

NOTE 2  PURCHASE PRICE

     Printcafe's stockholders may elect to receive cash or shares of EFI common stock in the merger. The unaudited pro forma condensed combined financial statements were prepared assuming that approximately 50% of Printcafe's stockholders will elect to receive shares of EFI common stock in connection with the merger. The earnings per share amounts in the unaudited pro forma condensed combined financial statements were prepared using an exchange ratio of 0.1967 shares of EFI common stock for each share of Printcafe common stock. The exchange ratio was derived as follows:

(A)  Consideration per share of Printcafe common stock...........   $  2.60
(B)  52-week low price of EFI's common stock.....................   $ 13.22
(C)  Assumed exchange ratio (A / B)..............................    0.1967
(D)  5,300 Printcafe shares of common stock outstanding as of
     September 30, 2002 multiplied by the assumed exchange of
     0.1967 multiplied by stock price of $13.22..................   $13,780

     The actual exchange ratio will be the average closing price of EFI's common stock for the ten consecutive trading days ending on and including the fifth trading day before the special meeting of Printcafe's stockholders to vote on a proposal to adopt the merger agreement. The actual percentage of Printcafe's stockholders receiving shares of EFI common stock in connection with the merger will be determined based on the number of valid elections received by EFI before the election deadline, which is the business day immediately before the date of the special meeting of Printcafe's stockholders. If 100% of Printcafe's common stockholders elect to take cash consideration for their Printcafe common stock, the total cash consideration would increase to approximately $27,560 from the $13,780 amount used in the preparation of the unaudited pro forma condensed combined financial statements.

     If 100% of Printcafe's common stockholders elect to take EFI common stock as consideration for their Printcafe common stock, the total EFI shares issued in conjunction with the merger would increase to approximately 2,084 from the 1,042 amount used in the preparation of the unaudited pro forma condensed combined financial statements. EFI intends to initiate a stock repurchase program to offset any dilution associated with the merger.

                         ELECTRONICS FOR IMAGING, INC.

              NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The preliminary allocation of the purchase price was made as follows:

PURCHASE PRICE
Fair value of the shares of EFI common stock issued in the
  merger....................................................  $ 13,780
Cash consideration paid in connection with the merger.......    13,780
Estimated acquisition costs comprised of approximately
  $1,000 in investment banking fees, $425 in employee
  retention bonuses, $1,500 in legal fees and $600 in
  accounting and administrative fees........................     3,525
Fair value of stock options and warrants assumed using
  Black-Scholes valuation with the following assumptions:
  stock price at grant of $13.22; volatility of 68%; risk
  free interest rate of 2.5%; no dividend yield; and the
  contractual remaining term of the option or warrant.......     1,865
                                                              --------
Total purchase price........................................  $ 32,950
NET ASSETS ACQUIRED
Excess of Printcafe liabilities over its tangible assets....     6,045
In-process research and development.........................     5,264
Identifiable intangibles (estimated 7 year life)............    21,058
Goodwill....................................................    21,096
ADJUSTMENTS TO RECORDED BALANCES
Increase in deferred tax liability related to intangibles...     8,423
Elimination of debt discount................................     4,296
Reduction in deferred revenue...............................    (2,307)

NOTE 3  ACCOUNTING POLICIES AND FINANCIAL STATEMENT CLASSIFICATION

     Upon completion of the merger, EFI and Printcafe will review their accounting policies and financial statement classifications. As a result of that review, it may become necessary to make certain reclassifications to the combined company's financial statements to conform to those accounting policies and classifications.

NOTE 4  PRO FORMA ADJUSTMENTS

     The pro forma condensed combined statements of operations include goodwill amortization for EFI through December 31, 2001. Effective January 1, 2002, the Company adopted SFAS 142, Goodwill and Other Intangible Assets, at which time it ceased amortizing goodwill.

     (a) To record the cash portion of the purchase price, acquisition costs and retirement of Printcafe debt that becomes due upon completion of the merger.

Cash portion of purchase price..............................  $(13,780)
Acquisition costs...........................................    (3,525)
Retirement of Printcafe's outstanding debt balances at
  September 30, 2002........................................   (20,591)
                                                              --------
                                                              $(37,896)
                                                              ========

                         ELECTRONICS FOR IMAGING, INC.

              NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     (b) To record the elimination of Printcafe intangibles as of September 30, 2002, and record the EFI intangible assets recognized as a result of the merger.

Elimination of Printcafe intangibles........................  $(35,005)
Recognition of intangibles as a result of the EFI/Printcafe
  merger (goodwill -- $21,096; identified
  intangibles -- $21,058)...................................    42,154
                                                              --------
                                                              $  7,149
                                                              ========

     (c) To record the payment by EFI of Printcafe's outstanding debt balances as of September 30, 2002.

Line of credit..............................................  $ (2,000)
Current portion, long-term debt.............................    (1,770)
Long-term obligations, related parties......................   (16,643)
Long-term debt..............................................      (178)
                                                              --------
  Subtotal..................................................   (20,591)
Debt discount...............................................     4,296
                                                              --------
                                                              $(16,295)
                                                              ========
     (d) To reduce deferred revenue by 25%, which represents
EFI's estimate of the realizable deferred revenue balance as of September 30, 2002.......................................  $ (2,307)

     (e) To establish deferred tax liability related to identified intangibles.

Deferred tax liability......................................  $ 8,423

     (f) Elimination of Printcafe equity balance at September 30, 2002.

Common stock................................................  $      (1)
Treasury stock..............................................      1,808
Additional paid-in capital..................................   (253,752)
Warrants....................................................     (8,674)
Deferred compensation.......................................      4,404
Foreign currency translation adjustments....................         36
Notes receivable from stockholder...........................         39
Retained deficit (Printcafe September 30, 2002 balance of
  $(225,191) adjusted for EFI acquisition-related in-process
  research and development expense of $5,264)...............    219,927

     (g) Increase paid-in capital for equity related activity.

Shares of EFI common stock issued as merger consideration...  $13,780
Assumed Printcafe stock options and warrants................    1,865
                                                              -------
                                                              $15,645
                                                              =======

     (h) Elimination of interest related to warrants issued in conjunction with Printcafe's debt.

Reduction of interest expense...............................  $1,161
                                                              ======

     (i) To eliminate Printcafe's amortization of goodwill and intangibles, offset by the amortization of the acquired intangibles.

Eliminate Printcafe amortization of goodwill and intangibles for 2001..................................................  $(49,052)
Recognize amortization of EFI acquired intangibles for
  2001......................................................     3,008
                                                              --------
                                                              $(46,044)
                                                              ========

                         ELECTRONICS FOR IMAGING, INC.

              NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     (j) To reduce interest income related to reduction in cash balances expended upon completion of acquisition (cash consideration and payoff of Printcafe's debt), and to eliminate interest related to the forgiveness of a stockholder note.

Reduction of interest income earned on cash balance during
  2001......................................................  $(2,695)
Elimination of interest expense on Printcafe debt...........      196
Elimination of interest income from stockholder note........     (110)
                                                              -------
Total for the twelve months ended December 31, 2001.........  $(2,609)
                                                              =======

Reduction of interest income earned on cash balance through
  September 30, 2002........................................  $(1,012)
Elimination of interest expense on Printcafe debt...........      112
                                                              -------
Total for the nine months ended September 30, 2002..........  $  (900)
                                                              =======

     (k) Reduction of interest expense related to the payoff of Printcafe debt.

Reduction of interest expense...............................  $4,273

     (l) Reduce tax liability related to the incorporation of Printcafe losses.

Reduction in provision for income taxes for the period ended
  December 31, 2001.........................................  $ 8,665

     (m) Increase in EFI shares outstanding ($13,780 consideration divided by assumed EFI common stock price of $13.22), results in 1,042 additional shares of EFI common stock. This assumes 50% of Printcafe's shareholders elect to receive EFI stock.

     (n) To eliminate Printcafe's amortization of intangibles offset by the amortization of acquired intangibles.

Eliminate Printcafe amortization of intangibles recorded      $(22,154)
  during 2002...............................................
Recognize 2002 EFI amortization of acquired intangibles.....     2,256
                                                              --------
                                                              $(19,898)
                                                              ========

     (o) To eliminate debt origination fees related to Printcafe debt.

Elimination of debt origination fees........................  $2,406

     (p) To eliminate interest expense associated with Printcafe's related party outstanding debt.

Elimination of interest expense.............................  $3,366

     (q) Reduction of income tax liability related to the incorporation of Printcafe losses.

Reduction in provision for income taxes.....................  $1,958

     (r) Reclassification of Printcafe depreciation expense to conform with EFI's financial statement presentation

     For the period ended December 31, 2001.

Elimination of depreciation expense presented as a separate
  line item.................................................  $(3,821)
Reclassification of depreciation expense to cost of
  revenue...................................................    1,002
Reclassification of depreciation expense to research and
  development expense.......................................    1,254
Reclassification of depreciation expense to sales and
  marketing expense.........................................    1,092
Reclassification of depreciation expense to general and
  administrative expense....................................      473

     For the period ended September 30, 2002.

                         ELECTRONICS FOR IMAGING, INC.

              NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Elimination of depreciation expense presented as a separate
  line item.................................................  $(2,191)
Reclassification of depreciation expense to cost of
  revenue...................................................      562
Reclassification of depreciation expense to research and
  development expense.......................................      732
Reclassification of depreciation expense to sales and
  marketing expense.........................................      610
Reclassification of depreciation expense to general and
  administrative expense....................................      287

NOTE 5

     On February 13, 2003, EFI and Printcafe entered into the following three agreements:

     1) A standby credit facility in the amount of $11,000 plus a working capital facility which will provide up to an additional $3,000 under certain circumstances. EFI is obligated under the standby credit facility to disburse to Printcafe up to $11,000 in the event that certain amounts under Printcafe's existing credit facilities become due and payable as a result of any action taken by Printcafe in order to facilitate the proposed business combination with EFI. All loans made under this facility bear interest at the rate of 8% per annum payable on January 2, 2004 or sooner upon the termination of this agreement. With a certain exception, the maturity date would be accelerated if a business combination with EFI is not consummated on or before June 30, 2003. Subject to certain conditions, the credit facility also provides Printcafe with a working capital facility up to an aggregate amount of $3,000 to be disbursed to Printcafe in the event that, among other things, Printcafe's cash balance (as of the close of business on the date notice is given by Printcafe) is less than $1,000. Printcafe is obligated to use the proceeds of any exercise of the option agreement to pay down outstanding amounts under the standby credit facility. All loans under the working capital facility bear interest at a rate per annum equal to the prime rate as published, from time to time, by Citibank, plus two percent payable and are on January 2, 2004 or sooner upon the termination of the credit agreement. There are currently no borrowings under this credit agreement.

     2) Printcafe granted to EFI an option to purchase up to approximately 2,127 shares of Printcafe common stock at a purchase price equal to $2.60 per share. Provided that EFI is not in breach of its obligations under the standby credit agreement, EFI may exercise the option at any time, in whole or in part. The option will terminate on December 31, 2007. Subject to certain conditions, the option shares must be repurchased by Printcafe, at the request of EFI, at a price equal to the aggregate purchase price paid for such shares by EFI. In addition, subject to certain conditions, Printcafe may repurchase from EFI the option shares at a price equal to the price paid by EFI for those shares. To date EFI has not exercised this option, but may do so in the future.

     3) A letter agreement that places certain restrictions on Printcafe's ability to take actions in order to facilitate a business combination with a party other than EFI. Printcafe's obligations under this agreement were superceded by the merger agreement.

The agreements were entered into in connection with EFI's proposal to acquire all of the outstanding shares of common stock of Printcafe at a purchase price equal to $2.60 per share, payable in cash or EFI stock.

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         AGREEMENT AND PLAN OF MERGER,

                         DATED AS OF FEBRUARY 26, 2003,

                                  BY AND AMONG

                         ELECTRONICS FOR IMAGING, INC.,

                       STRATEGIC VALUE ENGINEERING, INC.

                                      AND

                            PRINTCAFE SOFTWARE, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
ARTICLE 1  THE MERGER.......................................................   A-1
  SECTION 1.1   The Merger..................................................   A-1
  SECTION 1.2   The Closing.................................................   A-1
  SECTION 1.3   Effective Time..............................................   A-1
  SECTION 1.4   Effects of the Merger.......................................   A-2
  SECTION 1.5   Certificate of Incorporation and Bylaws.....................   A-2
  SECTION 1.6   Board of Directors and Officers.............................   A-2

ARTICLE 2  EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
           CORPORATIONS; EXCHANGE OF CERTIFICATES...........................   A-2
  SECTION 2.1   Effect on Capital Stock.....................................   A-2
  SECTION 2.2   Election Procedures.........................................   A-3
  SECTION 2.3   Exchange of Certificates....................................   A-4
  SECTION 2.4   Dissenting Shares...........................................   A-6
  SECTION 2.5   Company Stock Options; Restricted Shares; ESPP..............   A-6
  SECTION 2.6   Certain Adjustments.........................................   A-8

ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF THE COMPANY....................   A-8
  SECTION 3.1   Organization, Standing and Corporate Power..................   A-8
  SECTION 3.2   Title to Assets; Subsidiaries...............................   A-9
  SECTION 3.3   Capital Structure...........................................   A-9
  SECTION 3.4   Authority; Noncontravention.................................  A-10
  SECTION 3.5   SEC Documents; Undisclosed Liabilities......................  A-11
  SECTION 3.6   Intellectual Property.......................................  A-12
  SECTION 3.7   Absence of Certain Changes or Events........................  A-13
  SECTION 3.8   Litigation..................................................  A-14
  SECTION 3.9   Certain Contracts...........................................  A-14
  SECTION 3.10  Customers...................................................  A-15
  SECTION 3.11  Compliance with Applicable Laws.............................  A-15
  SECTION 3.12  Benefit Plans...............................................  A-15
  SECTION 3.13  Taxes.......................................................  A-17
  SECTION 3.14  Information Supplied........................................  A-18
  SECTION 3.15  Voting Requirements.........................................  A-19
  SECTION 3.16  State Takeover Statutes.....................................  A-19
  SECTION 3.17  Brokers.....................................................  A-19
  SECTION 3.18  Opinion of Financial Advisor................................  A-19
  SECTION 3.19  Absence of Questionable Payments............................  A-19
  SECTION 3.20  Insider Interests...........................................  A-19
  SECTION 3.21  Rights Agreement............................................  A-19

                                                                              PAGE
                                                                              ----
ARTICLE 4  REPRESENTATIONS OF THE PARENT AND MERGER SUB.....................  A-20
  SECTION 4.1   Organization, Standing and Corporate Power..................  A-20
  SECTION 4.2   Capital Structure...........................................  A-20
  SECTION 4.3   Authority; Noncontravention.................................  A-20
  SECTION 4.4   SEC Documents; Undisclosed Liabilities......................  A-21
  SECTION 4.5   Information Supplied........................................  A-21
  SECTION 4.6   Absence of Certain Changes or Events........................  A-22
  SECTION 4.7   Voting Requirements.........................................  A-22
  SECTION 4.8   Operations of Merger Sub....................................  A-22
  SECTION 4.9   Litigation..................................................  A-22
  SECTION 4.10  Brokers.....................................................  A-22
  SECTION 4.11  Absence of Questionable Payments............................  A-22
  SECTION 4.12  Insider Interests...........................................  A-22
ARTICLE 5  COVENANTS........................................................  A-22
  SECTION 5.1   Conduct of the Company's Business...........................  A-22
  SECTION 5.2   Advice of Changes...........................................  A-24
  SECTION 5.3   No Solicitation by the Company..............................  A-24
  SECTION 5.4   The Form S-4 and the Proxy Statement; the Stockholders
                Meeting.....................................................  A-26
  SECTION 5.5   Letters of the Company's Accountants........................  A-27
  SECTION 5.6   Access to Information; Confidentiality......................  A-27
  SECTION 5.7   Reasonable Efforts..........................................  A-27
  SECTION 5.8   Employee Matters............................................  A-28
  SECTION 5.9   Indemnification, Exculpation and Insurance..................  A-29
  SECTION 5.10  Fees and Expenses...........................................  A-29
  SECTION 5.11  Public Announcements........................................  A-30
  SECTION 5.12  Affiliates..................................................  A-30
  SECTION 5.13  Listing.....................................................  A-30
  SECTION 5.14  Litigation..................................................  A-30
  SECTION 5.15  Rights Agreement............................................  A-30
  SECTION 5.16  Obligations of Merger Sub; Voting of Shares.................  A-30
  SECTION 5.17  Stockholders Agreement Legend...............................  A-31
ARTICLE 6  CONDITIONS PRECEDENT.............................................  A-31
  SECTION 6.1   Conditions to Each Party's Obligation To Effect the
                Merger......................................................  A-31
  SECTION 6.2   Conditions to Obligations of the Parent and Merger Sub......  A-31
  SECTION 6.3   Conditions to Obligations of the Company....................  A-32
ARTICLE 7  TERMINATION......................................................  A-32
  SECTION 7.1   Termination.................................................  A-32
  SECTION 7.2   Effect of Termination.......................................  A-33
  SECTION 7.3   Procedure for Termination...................................  A-33

                                                                              PAGE
                                                                              ----
ARTICLE 8  GENERAL PROVISIONS...............................................  A-33
  SECTION 8.1   Nonsurvival of Representations and Warranties...............  A-33
  SECTION 8.2   Amendment...................................................  A-33
  SECTION 8.3   Extension; Waiver...........................................  A-33
  SECTION 8.4   Notices.....................................................  A-34
  SECTION 8.5   Definitions.................................................  A-34
  SECTION 8.6   Construction and Interpretation.............................  A-35
  SECTION 8.7   Counterparts................................................  A-35
  SECTION 8.8   Entire Agreement; No Third-Party Beneficiaries..............  A-36
  SECTION 8.9   Governing Law...............................................  A-36
  SECTION 8.10  Assignment..................................................  A-36
  SECTION 8.11  Enforcement.................................................  A-36
  SECTION 8.12  Severability................................................  A-36

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of February 26, 2003 (this "Agreement"), by and among Electronics for Imaging, Inc., a Delaware corporation (the "Parent"), Strategic Value Engineering, Inc., a Delaware corporation and a direct wholly owned Subsidiary of the Parent ("Merger Sub"), and Printcafe Software, Inc., a Delaware corporation (the "Company").

                                    RECITALS

     The respective boards of directors of each of the Parent, Merger Sub and the Company (and, in the case of the Company, upon recommendation of a special committee of its board of directors) have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.0001 per share, of the Company (the "Company Common Stock"), other than shares owned by the Parent, Merger Sub or the Company and Dissenting Shares, will be converted into the right to receive Merger Consideration.

     Simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the Parent and Merger Sub to enter into this Agreement, the Parent and certain stockholders of the Company (collectively, the "Stockholders") are entering into an agreement (the "Stockholders Agreement"), substantially in the form of Exhibit A, pursuant to which the Stockholders will agree to vote to adopt this Agreement and to take other actions in furtherance of the Merger upon the terms and subject to the conditions set forth in the Stockholders Agreement.

                                   AGREEMENT

     In consideration of the foregoing and the mutual covenants and agreements in this Agreement, the parties, intending to be legally bound, agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the Company shall be the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Company in accordance with the DGCL.

     SECTION 1.2 The Closing. The closing of the Merger (the "Closing") will take place at 9:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is agreed to by the parties. The Closing will be held at the offices of Morgan Lewis & Bockius LLP, One Oxford Centre, 32nd Floor, Pittsburgh, Pennsylvania 15219-6401, or such other place as is agreed to by the parties.

     SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent date or time as the Parent and the Company shall agree and specify in the Certificate of Merger (the date and time the Merger becomes effective being hereinafter referred to as the "Effective Time").

     SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

     SECTION 1.5  Certificate of Incorporation and Bylaws.

     (a) The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time so that such certificate of incorporation is identical to the certificate of incorporation of Merger Sub immediately prior to the Effective Time, except that the Company's name shall be the name of the Surviving Corporation, and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     (b) The bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time so that such bylaws are identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except that the Company's name shall be the name of the Surviving Corporation, and, as so amended, such bylaws shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.6  Board of Directors and Officers.

     (a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, disability, resignation or removal or until their respective successors are duly elected and qualified.

     (b) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, disability, resignation or removal or until their respective successors are duly elected and qualified.

                                   ARTICLE 2

                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
           OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     SECTION 2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

     (a) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $0.0001 per share, of the Surviving Corporation.

     (b) Each share of Company Common Stock that is owned by the Company, Merger Sub or the Parent shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

     (c) Subject to the provisions of this Article 2, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled pursuant to Section 2.1(b) and Dissenting Shares) shall be converted into the right to receive the Merger Consideration. Each holder of a share of Company Common Stock shall have the right to elect, in accordance with the procedures set forth in Section 2.2 and subject to Sections
2.2 and 2.3, to receive the following as Merger Consideration:

          (i) for each share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.2 (a "Cash Election"), the right to receive in cash the Transaction Value (the "Cash Consideration");

          (ii) for each share of Company Common Stock with respect to which an election to receive shares of common stock, par value $.01 per share, of the Parent (the "Parent Common Stock"), has been effectively made and not revoked or lost pursuant to Section 2.2 (a "Stock Election"), the right to receive the Exchange Ratio of a share of Parent Common Stock (the "Stock Consideration"); and

          (iii) for each share of Company Common Stock with respect to which no Election has been effectively made or with respect to which an Election has been revoked or lost pursuant to Section 2.2 (collectively, "Non-Election Shares"), the right to receive the Cash Consideration.

     (d) The following terms shall have the following meanings:

          (i) "Closing Parent Share Value" means the average of the closing sales prices of Parent Common Stock quoted on the Nasdaq National Market for the ten consecutive trading days immediately preceding, and including, the fifth trading day before the date of the Company Stockholders Meeting, rounded to four decimal places.

          (ii) "Exchange Ratio" means the Transaction Value divided by the Closing Parent Share Value, rounded to four decimal places.

          (iii) "Transaction Value" means $2.60.

          (iv) The Cash Consideration and the Stock Consideration are sometimes referred to collectively (and on a per share basis) as the "Merger Consideration."

     (e) As of the Effective Time, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and, subject to Section 2.4, each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.3, without interest.

     SECTION 2.2 Election Procedures. Each holder of record of shares (other than Dissenting Shares) of Company Common Stock ("Holder") shall have the right, subject to the limitations set forth in this Article 2, to submit an election in accordance with the following procedures:

     (a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.2 (an "Election") (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

     (b) The Parent shall prepare a form reasonably acceptable to the Company (the "Form of Election") which shall be mailed to the Company's stockholders entitled to vote at the Company Stockholders Meeting so as to permit the Company's stockholders to exercise their right to make an Election prior to the Election Deadline.

     (c) The Parent shall make the Form of Election initially available at the time that the Proxy Statement is made available to the stockholders of the Company, to such stockholders, and shall use commercially reasonable efforts to make available as promptly as possible a Form of Election to any stockholder of the Company who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline. In no event shall the Form of Election initially be made available less than twenty days prior to the Election Deadline.

     (d) Any Election shall have been made properly only if the bank or trust company designated by the Parent (the "Exchange Agent"), shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the day before the Company Stockholders Meeting (the "Election Deadline"), a Form of Election properly completed and signed and accompanied by certificates representing the shares of Company Common Stock (the "Certificates") to which such Form of Election relates or by a customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Company Common Stock covered by a guarantee of delivery within the time set forth in such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by the Parent, in its sole discretion. The Company and the Parent shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen Business Days before, and at least five Business Days before, the Election Deadline.

     (e) Any Holder may, at any time prior to the Election Deadline, change his, her or its Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed, revised Form of Election. If the Parent shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Company Common Stock, such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

     (f) Any Holder may, at any time prior to the Election Deadline, revoke his, her or its Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his, her or its Certificate, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by the Parent or the Company that this Agreement has been terminated in accordance with Article 7.

     (g) The Parent shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the validity of the Forms of Election and compliance by any Holder with the Election procedures in this Article 2. Neither the Parent nor the Exchange Agent shall have any obligation to inform the Holder of any such determination.

     SECTION 2.3  Exchange of Certificates.

     (a) The Parent shall enter into an agreement with the Exchange Agent which shall provide that the Parent shall deposit with the Exchange Agent at the Effective Time, for the benefit of the holders of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, for exchange in accordance with this Article 2, certificates representing the shares of Parent Common Stock and the Cash Consideration (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, the Cash Consideration and any cash payable in lieu of any fractional shares of Parent Common Stock being hereinafter referred to as the "Exchange Fund") issuable or payable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock.

     (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each Holder whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.1 and who did not properly complete a Form of Election, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Parent and the Company may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with either (x) an Election by Holders making an effective Election or (y) letter of transmittal by Holders not making an effective Election, in each case duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall receive in exchange therefor either
(A) (1) a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article 2, (2) dividends or other distributions, if any, in accordance with
Section 2.3(c), and (3) cash in lieu of any fractional share of Parent Common Stock in accordance with Section 2.3(e) or (B) a check representing that portion of the Cash Consideration issuable in respect of the shares of Company Common Stock formerly represented by such Certificate, and, in either case, the Certificate so surrendered shall forthwith be canceled. If a transfer of ownership of shares of Company Common Stock has not then been registered in the transfer records of the Company, the Merger Consideration issuable in respect of the shares of Company Common Stock formerly represented by such Certificate may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Parent that such Tax has been paid or is not applicable.

     (c) No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.3(e), and all such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock shall be paid by the Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article 2. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

     (d) All shares of Parent Common Stock issued and any cash paid pursuant to this Article 2 upon the surrender for exchange of Certificates in accordance with the terms of this Article 2 shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock that remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article 2, except as otherwise provided by law.

     (e) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of the Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Parent. The Parent shall pay each former holder of shares of Company Common Stock an amount in cash equal to
(i) the fractional share interest to which such former holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) would otherwise be entitled multiplied by (ii) the Closing Parent Share Value.

     (f) Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to the Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article 2 shall thereafter look only to the Parent for payment of their claim for Merger Consideration, any dividends or distributions with respect to the Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock.

     (g) None of the Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of Parent Common Stock or any cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered immediately prior to the date on which any amounts payable pursuant to this
Article 2 would otherwise escheat to or become the property of any Governmental Entity, any such amounts shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

     (h) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Parent. Any losses resulting from such investments shall not reduce the right of any holder of a Certificate to receive the amounts otherwise payable pursuant to this Article 2.

     (i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Parent, the posting by such Person of a bond in such reasonable amount as the Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect thereto and, if applicable, any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof and any cash in lieu of fractional shares, in each case pursuant to this Agreement.

     (j) The Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the amounts otherwise payable to a holder of shares of Company Common Stock pursuant to this Article 2 such amounts as any of them reasonably determine to be required to be deducted and withheld under the Internal Revenue Code of 1986 (the "Code") or provisions of other Tax law. To the extent that such amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of shares of Company Common Stock in respect of which such deduction and withholding was made by the Parent, the Surviving Corporation or the Exchange Agent.

     SECTION 2.4  Dissenting Shares.

     (a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Common Stock as to which the holder thereof has demanded and properly perfected appraisal in accordance with Section 262 of the DGCL and has neither effectively withdrawn nor lost the right to such appraisal ("Dissenting Shares") shall not be converted into or represent a right to receive Merger Consideration, but the holder thereof shall be entitled to only such rights as are granted by the DGCL.

     (b) Notwithstanding the provisions of Section 2.4(a), if any holder of shares of Company Common Stock who demands appraisal of shares of Company Common Stock under the DGCL effectively withdraws or loses (through failure to perfect or otherwise) the right to appraisal, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder's shares of Company Common Stock shall automatically be converted into and represent only the right to receive Merger Consideration as provided in Sections 2.1 and 2.2, without interest, upon surrender of the Certificates representing such shares of Company Common Stock pursuant to Section 2.3.

     (c) The Company shall give the Parent (i) prompt notice of any written demands for appraisal or payment of the fair value of any shares of Company Common Stock, withdrawals of such demands and any other instruments related to Dissenting Shares received by the Company or any of its directors or officers and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Except with the prior written consent of the Parent, the Company shall not voluntarily make any payment, admissions or statements against interest with respect to any demands for appraisal, or settle or offer to settle any such demands.

     SECTION 2.5  Company Stock Options; Restricted Shares; ESPP.

     (a) At the Effective Time, the Parent shall assume each Adjusted Option, subject to the provisions of this Section 2.5. As soon as practicable following the date of this Agreement, the board of directors of the Company (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following as of the Effective Time:

          (i) adjust the terms of all outstanding Company Stock Options granted under the Company Stock Plans, whether vested or unvested, as necessary to provide that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be amended and converted into an option to acquire on the same terms and conditions as were applicable under such Company Stock Option, the number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, plus (B) the product of ((x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the Cash Consideration divided by
     (z) the Closing Parent Share Value (each, as so adjusted, an "Adjusted Option");

          (ii) provide that an Adjusted Option may not be assigned, except to the extent that its predecessor Company Stock Option could be assigned under the terms of the applicable Company Stock Plan; and

          (iii) make such other changes to the Company Stock Plans as the Company and the Parent may agree are appropriate to give effect to the Merger.

     No cash Merger Consideration will be paid with respect to any Adjusted Option. The exercise price per share of Parent Common Stock issuable upon exercise of an Adjusted Option shall be equal to the quotient obtained by dividing (x) the aggregate exercise price payable for shares of Company Common Stock subject to the Company Stock Option immediately prior to the Effective Time by (y) the number of shares of Parent Common Stock subject to the Adjusted Option immediately after the assumption and rounding up to the next whole cent. For purposes of adjusting Company Stock Options pursuant to this Section 2.5(a), each Company Stock Option shall be adjusted separately and shall not be aggregated with any other Company Stock Option held by the same holder.

     (b) After the Effective Time, the Parent shall deliver to the holders of Company Stock Options notices setting forth such holders' rights pursuant to the respective Company Stock Plans and the agreements evidencing the grants of such Company Stock Options and that such Company Stock Options and agreements have been assumed by the Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.5 after giving effect to the Merger). The Parent shall reserve for issuance from its authorized but unissued shares of Parent Common Stock a number of shares of Parent Common Stock equal to the number of shares subject to the Adjusted Options.

     (c) The parties intend that the assumption of Company Stock Options pursuant to this Section 2.5 shall satisfy the provisions of Section 424(a) of the Code and that each Adjusted Option shall qualify, to the maximum permissible extent, as incentive stock options under Section 422 of the Code to the extent its predecessor Company Stock Option qualified as an incentive stock option under Section 422 of the Code immediately prior to the Effective Time.

     (d) A holder of an Adjusted Option may exercise such Adjusted Option in whole or in part in accordance with its terms by following procedures to be communicated by the Parent in the notice contemplated by Section 2.5(b), together with the consideration therefor and the federal withholding Tax information, if any, required in accordance with the related the Company Stock Plan.

     (e) Except as otherwise contemplated by this Section 2.5 and except to the extent described in Section 3.3 of the Company Disclosure Letter, all restrictions or limitations on transfer and vesting with respect to the Company Stock Options awarded under the Company Stock Plans or any other plan, program or arrangement of the Company or any of its Subsidiaries, to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to such Company Stock Options after giving effect to the Merger and the assumption by the Parent as set forth above.

     (f) As soon as practicable following the Effective Time and in any event within five Business Days following the Effective Time, the Parent shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering a number of shares of Parent Common Stock equal to the number of shares subject to the Adjusted Options. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as the Adjusted Options remain outstanding. The Company shall cooperate with, and assist the Parent in the preparation of, such registration statement. The Parent shall not be required to register any shares of Parent Common Stock that are subject to an Adjusted Option that may not be registered on Form S-8.

     (g) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are otherwise subject to a repurchase option, risk of forfeiture or other condition under any Company Stock Option Plan or any applicable Contract, then (except to the extent those shares vest by virtue of the Merger pursuant to the express terms of the documents governing those shares) the shares of Parent Common Stock issued in exchange for such unvested shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly bear any appropriate legends. In addition, any portion of the Cash Consideration payable with respect to those outstanding unvested shares shall be held by the Parent and shall be paid out if, as and when those shares vest in accordance with the vesting schedule in effect for such shares immediately prior to the Effective Time. Any cash held with respect to unvested shares repurchased by the Parent shall revert to the Parent. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, the Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement. Section 2.6(g) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date hereof of all holders of shares of Company Common Stock that are subject to such repurchase options, forfeiture provisions or other restrictions and the nature of those options, provisions or restrictions.

     (h) Outstanding purchase rights under the Company's 2002 Employee Stock Purchase Plan (the "Company ESPP") shall be exercised immediately prior to the Effective Time, and each participant in the Company ESPP will accordingly be issued shares of Company Common Stock at that time which shall be converted into Merger Consideration pursuant to Sections 2.1 and 2.2. The Company's board of directors (or the committee thereof administering the Company ESPP) shall take whatever action may be required to amend the Company ESPP to provide for such exercise date and to terminate the Company ESPP with that exercise date so that no further purchase rights shall be subsequently granted or exercised under the Company ESPP.

     (i) All warrants to purchase shares of Company Common Stock (the "Company Warrants") that are outstanding and unexercised at the Effective Time, shall, unless otherwise expressly provided by the terms of such Company Warrant, (i) remain subject to any vesting requirements applicable to such Company Warrant, and (ii) be exercisable for the Cash Consideration applicable to the number of shares of Company Common Stock that may be acquired upon exercise of such Company Warrant.

     SECTION 2.6 Certain Adjustments. If the Parent changes (or establishes a record date for changing) the number of shares of Parent Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Parent Common Stock and the record date therefor shall be prior to the Effective Time, the Stock Consideration shall be proportionately adjusted to reflect such stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as disclosed in the disclosure letter delivered by the Company to the Parent concurrently with the execution of this Agreement (the "Company Disclosure Letter") and making reference to the particular Section of this Agreement to which exception is being taken, including by cross-reference to any other section of the Company Disclosure Letter to which such disclosure relates, the Company represents and warrants to the Parent and Merger Sub as follows:

     SECTION 3.1 Organization, Standing and Corporate Power. The Company and each of its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing, licensing, or operation of its assets makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company has provided to the Parent prior to the execution of this Agreement complete and correct copies of its certificate of incorporation and bylaws, as amended to the date of this Agreement.

     SECTION 3.2  Title to Assets; Subsidiaries.

     (a) The Company and its Subsidiaries have good and marketable title to, or the right to use, the assets and properties owned by them or used in their respective businesses, free and clear of all pledges, claims, liens, charges, encumbrances, mortgages and security interests of any kind or nature whatsoever (collectively, "Liens"), except for (i) Liens securing indebtedness disclosed in
Section 3.5(c) of the Company Disclosure Letter, (ii) purchase money security interests arising by operation of law with respect to assets acquired in the ordinary course of business subsequent to December 31, 2002, (iii) any (A) mechanics', carriers', workers' and other similar Liens arising in the ordinary course of business which are not delinquent and which in the aggregate are not material in amount, and do not interfere with the present use of the assets of the Company or any of its Subsidiaries to which they apply; (B) Liens for current Taxes not yet due and payable; (C) Liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any of its Subsidiaries; and (iv) with respect to any asset of the Company or any of its Subsidiaries which consists of a leasehold or other possessory interest in real property, all Liens, covenants, imperfections in title, easements, restrictions and other title matters (whether or not the same are recorded) not known to the Company or such Subsidiary to which the underlying fee estate in such real property is subject which were not created by or incurred by the Company or its Subsidiaries (the Liens referred to in clauses (i) through (iv) are collectively, "Permitted Liens").

     (b) Section 3.2 of the Company Disclosure Letter sets forth a true and complete list of each of the Company's Subsidiaries. All the outstanding shares of capital stock of, or other equity interests in (other than shares held by directors or officers of the Company or its Subsidiaries for regulatory reasons), each Subsidiary of the Company have been validly issued, are fully paid and nonassessable and are owned, directly or indirectly, by the Company, free and clear of all Liens and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except restrictions arising under applicable securities laws.

     SECTION 3.3  Capital Structure.

     (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share, of the Company (the "Company Authorized Preferred Stock"). At the close of business on February 20, 2003, (i) 10,632,877 shares of Company Common Stock were issued and outstanding; (ii) 10,732 shares of Company Common Stock were held by the Company in its treasury; (iii) no shares of Company Authorized Preferred Stock were issued or outstanding; (iv) 1,942,895 shares of Company Common Stock were reserved for issuance pursuant to the Prograph Systems, Inc. 1999 Stock Option/Stock Incentive Plan, the Company ESPP, the Company's 2000 Stock Incentive Plan, the Company's 2002 Key Executive Stock Incentive Plan and the Company's 2002 Stock Incentive Plan (such plans, collectively, the "Company Stock Plans") (of which 1,287,097 shares are subject to outstanding Company Stock Options and 298,851 shares are reserved for issuance under the Company ESPP); (v) 133,354 shares of Company Common Stock were reserved for issuance upon exercise of outstanding Company Warrants; and
(vi) 7,341,975 shares of Company Common Stock were reserved for issuance in connection with the rights (the "Rights") to purchase shares of Company Common Stock issued pursuant to the Rights Agreement, dated as of February 13, 2003, by and between the Company and Mellon Investor Services LLC (the "Rights Agreement"). Except as set forth above, at the close of business on

February 20, 2003, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Other than Company Stock Options, there are no outstanding stock appreciation rights, phantom shares or other rights to receive shares of Company Common Stock on a deferred basis or other rights linked to the value of shares of Company Common Stock granted under the Company Stock Plans or otherwise. No bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its Subsidiaries may vote are issued or outstanding or subject to issuance.

     (b) Concurrently with the delivery of this Agreement, the Company is delivering to the Parent a complete and correct list, as of February 20, 2003, of each holder of outstanding stock options or other rights to purchase or receive Company Common Stock (collectively, the "Company Stock Options") and each holder of Company Warrants, the number of shares of Company Common Stock subject to such Company Stock Option or Company Warrant, the name of the Company Stock Plan pursuant to which such Company Stock Option was granted, the exercise price of such Company Stock Option or Company Warrant, the vesting schedule of such Company Stock Option or Company Warrant, the extent to which such Company Stock Option or Company Warrant is vested, the Tax status under Section 422 of the Code of such Company Stock Option, the term of such Company Stock Option or Company Warrant and the events (including the Transactions or termination of service following the Merger) which could accelerate the vesting of such Company Stock Option or Company Warrant.

     (c) All outstanding shares of Company Common Stock are, and all shares which may be issued by the Company before the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and will be delivered free and clear of all Liens (other than Liens created by or imposed upon the holders thereof) and not subject to preemptive rights. Except as set forth in this Section 3.3 (including pursuant to the conversion or exercise of the securities referred to above) and except pursuant to Company Stock Options issued as expressly permitted by the terms of Section 5.1(b), (i) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of the Company or any of its Subsidiaries (other than shares of capital stock or other voting securities of such Subsidiaries that are directly or indirectly owned by the Company free and clear of Liens), (B) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or other ownership interests in, the Company or any of its Subsidiaries, or (C) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities of, or other ownership interests in, the Company or any of its Subsidiaries and (ii) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. The Company is not a party to any voting agreement with respect to the voting of any such securities. Other than the capital stock of, or other equity interests in, its Subsidiaries, the Company does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity. The terms of the Company Stock Plans and the provisions of the agreements evidencing such Company Stock Options expressly permit the assumption by the Parent of the outstanding Company Stock Options as provided in Section 2.5, without the consent or approval of the holders of such securities, the Company's stockholders or otherwise.

     SECTION 3.4  Authority; Noncontravention.

     (a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement (the "Transactions"). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

     (b) The execution and delivery of this Agreement does not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of amendment, termination, cancellation or acceleration of any obligation or to the loss of a benefit under or increase of obligation under, or result in the creation of any Lien upon any of the properties or assets owned by, licensed to, or leased by the Company or any of its Subsidiaries under, (i) the certificate of incorporation or bylaws of the Company or the comparable organizational documents of any of its Subsidiaries, (ii) any Contract, commitment, arrangement, understanding, instrument, permit, concession, franchise or similar authorization applicable to the Company or any of its Subsidiaries or their respective assets or (iii) subject to the governmental filings and other matters referred to in Section 3.4(c), (A) any judgment, order or decree or (B) any statute, law, ordinance, rule or regulation, in each case applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not reasonably be expected to (x) have a Material Adverse Effect on the Company, (y) impair the ability of the Company to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the Transactions.

     (c) No consent, approval, order or authorization of, action by or in respect of, or registration, recordation, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (each a "Governmental Entity") is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, except for (i) the filing with the Securities and Exchange Commission (the "SEC") of
(A) a proxy statement relating to the Company Stockholders Meeting (such proxy statement, as amended or supplemented from time to time, the "Proxy Statement") and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") as may be required in connection with this Agreement, the Stockholders Agreement and the Transactions;
(ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be made or obtained individually or in the aggregate would not reasonably be expected to (x) have a Material Adverse Effect on the Company, (y) impair the ability of the Company to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the Transactions.

     SECTION 3.5  SEC Documents; Undisclosed Liabilities.

     (a) The Company has filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC since June 18, 2002 the ("Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933 (the "Securities Act") or the Exchange Act, as the case may be, and none of the Company SEC Documents when filed (unless amended or superseded in a Company Filed SEC Document, then on the date of such later filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in a Company SEC Document has been revised or superseded in a Company Filed SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The financial statements of the Company included in the Company SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (the "Accounting

Rules"), have been prepared in accordance with generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring non-material year-end audit adjustments).

     (c) Section 3.5(c) of the Company Disclosure Letter contains the unaudited consolidated financial statements of the Company as of December 31, 2002 and such financial statements have been prepared in accordance with GAAP applied on a consistent basis and present fairly, in all material respects, the financial position of the Company and its consolidated Subsidiaries as of December 31, 2002 and their consolidated results of operations and cash flows for the year then ended (except for the omission of the notes thereto and subject to non-material year-end audit adjustments).

     (d) Except (i) as reflected in the most recent financial statements included in the Company Filed SEC Documents or in the notes thereto or (ii) for liabilities incurred in connection with this Agreement or the Transactions, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

     SECTION 3.6  Intellectual Property.

     (a) The Company and its Subsidiaries have such ownership of or such rights by license or otherwise in all patents and patent applications, mask works, trademarks and service marks, trademark and service mark registrations and applications, trade names, logos, brands, titles, copyrights, subsidiary rights, copyright registrations and applications, trade secrets, names and likenesses, know-how, proprietary processes, compositions of matter, formulae, designs, computer software programs, domain names and other proprietary rights as are necessary to conduct and permit the conduct of the business of the Company and its Subsidiaries as currently conducted and currently proposed to be conducted (collectively, the "Intellectual Property Rights"), except where the failure to have such ownership or right by license or otherwise, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

     (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted and currently proposed to be conducted does not infringe upon the intellectual property rights of any third party or violate the privacy rights of any third party or defame any third party. There are no present or, to the Knowledge of the Company, threatened infringements or violations of or factual basis on which a claim for infringement or violation could reasonably be asserted with respect to the Intellectual Property Rights by any third party, except, in either case, for such infringements or violations which, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

     (c) Except as set forth in Section 3.6 (c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract (i) that contains any non-competition covenant or exclusivity commitment that restricts, in any material respect, the manner in which, medium in which, or the localities in which, all or a material portion of the business of the Company and its Subsidiaries, taken as a whole, is conducted, (ii) pursuant to which the Company or any of its Subsidiaries has assigned, transferred, licensed or granted to a third party any Intellectual Property Right on an exclusive basis or (iii) that contains any "most favored nation" pricing provision.

     (d) The Company and each of its Subsidiaries has taken all commercially reasonable steps to protect the Company's and its Subsidiaries' rights in the Company's or its Subsidiaries' confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to the Company or any of its Subsidiaries, and, without limiting the foregoing, each of the Company and its Subsidiaries has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to the Parent and all current and former employees and contractors of the Company and any of its Subsidiaries have executed such an agreement and the Company or its Subsidiaries has secured valid written assignments from all consultants and employees who contributed to the creation or development of any Intellectual Property Rights of the rights to such contributions that the Company or its Subsidiaries does not already own by operation of law. The Company has entered into written agreements with all third parties whose confidential information the Company or its Subsidiaries have used or to whom rights to access have been to the Company's or its Subsidiaries confidential information. To the Company's Knowledge, all use, disclosure or appropriation of the Company's or its Subsidiaries' confidential information by, or to, a third party has been pursuant to the terms of a written agreement between the Company or its Subsidiaries and such third party. To the Company's Knowledge, all use, disclosure or appropriation of confidential information of a third party by the Company, its Representatives or its Subsidiaries has been pursuant to the terms of a written agreement between the Company or its Subsidiaries and such third party, or is otherwise lawful.

     (e) Except as set forth in Section 3.6(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any opinion of counsel regarding any third party patents.

     (f) Except as set forth in Section 3.6(f) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has disclosed or delivered, or permitted the disclosure or delivery, to any escrow holder or other third party, all or any part of the source code (including any algorithm or documentation contained in, or relating to, any source code) of the Intellectual Property Rights.

     (g) Except as set forth in Section 3.6(g) of the Company Disclosure Letter and except for non-exclusive license agreements entered into in the ordinary course of business, there are no Contracts of any kind related to the Intellectual Property Rights, nor is the Company or any Subsidiary bound by, or a party to, any Contracts with respect to the Intellectual Property Rights.

     SECTION 3.7 Absence of Certain Changes or Events. Except as contemplated by this Agreement (including those actions not prohibited under Section 5.1) or the Transactions and except for changes disclosed in the Company SEC Documents filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the "Company Filed SEC Documents"), since December 31, 2002, the Company and its Subsidiaries have conducted their business only in the ordinary course, and since such date there has not been (a) any Material Adverse Change in the Company, (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock (other than as expressly permitted by the terms of Section 5.1(a)), (c) any purchase, redemption or other acquisition of any shares of capital stock or any other securities of the Company or any of its Subsidiaries or any options, warrants, calls or rights to acquire such shares or other securities; (d) any split, combination or reclassification of any of the Company's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, (e)(i) any granting by the Company or any of its Subsidiaries to any current or former director, executive officer or other employee of the Company or its Subsidiaries of any increase in compensation, bonus or other benefits, except for normal increases in cash compensation to non-executive employees in the ordinary course of business consistent with past practice or as was required under any employment agreements in effect as of the date of the most recent financial statements included in the Company Filed SEC Documents and other than as expressly permitted by the terms of Section 5.1(k), (ii) any granting by the Company or any of its Subsidiaries to any such current or former director, executive officer or employee of any increase in severance or termination pay, except to non-executive employees in the ordinary course of business consistent with past practice, (iii) any entry by the Company or any of its Subsidiaries into, or any amendments of, any Benefit Plan with any current or former director, executive officer or employee, except with non-key employees in the ordinary course of business consistent with past practice, (iv) any amendment to, or modification of, any Company Stock Option, (v) except insofar as may have been required by a change in GAAP, any change in accounting methods, principles or practices by the Company or any of its Subsidiaries materially affecting their respective assets, liabilities, results of operations or businesses, (vi) any Tax election that, individually or in the aggregate, would reasonably be expected to adversely affect in any material respect the Tax liability or Tax attributes of the Company or any of its Subsidiaries, (vii) any settlement or compromise of any material income Tax liability, (viii) any acquisition, sale or transfer of any material asset of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice, (ix) any entering into by the Company or any of its Subsidiaries of any material contract or agreement, or material amendment or termination of any material contract or agreement (other than in the ordinary course of business) or default by the Company or any of its Subsidiaries under, any material Contract to which the Company or any of its Subsidiaries is a party or by which it is bound (or to the Knowledge of the Company, by any other party thereto), (x) any revaluation by the Company or any of its Subsidiaries of any of their respective material assets or (xi) except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Company, any lapse, reversion, termination or expiration of any Intellectual Property Rights.

     SECTION 3.8 Litigation. There is no suit, arbitration, action, proceeding or written claim ("Litigation") pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries having, or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 3.8 of the Company Disclosure Letter sets forth as of the date of this Agreement of a complete list of all suits, arbitrations, actions or proceedings to which the Company, or its Subsidiaries or any of their assets are, or could reasonably be expected to be, a party or bound.

     SECTION 3.9  Certain Contracts.

     (a) Neither the Company nor any of its Subsidiaries is bound by, or a party to, any non-competition or similar restriction relating to any business, product or service anywhere in the world.

     (b) No purchase Contracts of the Company or any of its Subsidiaries continue for a period of more than twelve months or are in excess of the normal, ordinary and usual requirements of its or their business or at any excessive price.

     (c) There is no outstanding sales Contract of the Company or any of its Subsidiaries which continue for a period of more than twelve months.

     (d) Neither the Company nor any of its Subsidiaries has any outstanding Contracts with officers, employees, agents, consultants, advisors, salesmen, sales representatives, distributors or dealers that are not cancelable by it on notice of not longer than thirty days and without liability, penalty or premium or any agreement or arrangement providing for the payment of any bonus or commission based on sales or earnings.

     (e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is in default, nor to its Knowledge is there any basis for any valid claim of default, under any Contract made or obligation owed by any of them.

     (f) Neither Company nor any of its Subsidiaries has entered into any Contract to indemnify any other party against any charge of infringement of any intellectual property, other than indemnification provisions contained in license agreements or purchase orders arising in the ordinary course of business (other than guarantees by the Company or one of its wholly owned Subsidiaries on behalf of the Company or one of its wholly owned Subsidiaries).

     (g) Neither the Company nor any of its Subsidiaries has any debt obligation for borrowed money, including guarantees (other than guarantees by the Company or one of its wholly owned Subsidiaries on behalf of the Company or one of its wholly owned Subsidiaries) of or agreements to acquire any such debt obligation of others.

     (h) Neither the Company nor any of its Subsidiaries has any outstanding loan to any Person, other than to the Company or a wholly owned Subsidiary of the Company.

     (i) Neither the Company nor any of its Subsidiaries has any power of attorney outstanding or any obligations or liabilities (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person, corporation, partnership, joint venture, association, organization or other entity (other than guarantees by the Company or one of its wholly owned Subsidiaries on behalf of the Company or one of its wholly owned Subsidiaries).

     SECTION 3.10 Customers. There has not been any Material Adverse Change in the business relationship of the Company or any of its Subsidiaries with any customer who accounted for more than five percent of the Company's and its Subsidiaries' sales (on a consolidated basis) during the twelve months preceding the date of this Agreement.

     SECTION 3.11  Compliance with Applicable Laws.

     (a) The Company and its Subsidiaries hold all material permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities (the "Company Permits") that are required for them to own, lease or operate their assets and to carry on their businesses, except where the failure to have any such Company Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance with the terms of the Company Permits and all applicable statutes, laws, ordinances, rules and regulations, except where the failure so to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

     (b) No action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any Person, in each case with respect to the Company, any of its Subsidiaries, any of their respective assets or any Benefit Plan, is pending or, to the Knowledge of the Company, threatened, other than, in each case, those which, individually or in the aggregate, would not reasonably be expected to (i) have a Material Adverse Effect on the Company,
(ii) impair the ability of the Company to perform its obligations under this Agreement or (iii) prevent or materially delay the consummation of any of the Transactions.

     (c) To the Company's Knowledge and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) there have been no Releases of any Hazardous Materials at, on or under any facility or property currently or formerly owned, leased, or operated by the Company or any of its Subsidiaries, (ii) neither the Company nor any of its Subsidiaries is the subject of any pending or threatened investigation or proceeding under Environmental Law relating in any manner to the off-site treatment, storage or disposal of any Hazardous Materials generated at any facility or property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries and (iii) neither the Company nor any of its Subsidiaries has assumed or otherwise agreed to be responsible for any liabilities arising under Environmental Law. The term "Environmental Law" means any and all applicable laws or regulations or other requirements of any Governmental Entity concerning the protection of human health or the environment. The term "Hazardous Materials" means all explosive or regulated radioactive materials, hazardous or toxic substances, wastes or chemicals, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos-containing materials, and all other materials or chemicals regulated under any Environmental Law. The term "Release" means any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, emanation or migration in, into, onto, or through the environment.

     SECTION 3.12  Benefit Plans.

     (a) Section 3.12(a) of the Company Disclosure Letter lists (i) each individual employment, termination, or severance agreement with employees or former employees of the Company whose annual compensation is at a base rate equal to or exceeding $100,000, (ii) all employee benefit plans as that term is defined in Section 3(3) of the Employee Retirement and Income Security Act of 1974 ("ERISA") and (iii) all other plans or compensation arrangements, maintained or contributed to by the Company for the benefit of its employees (or former employees) and/or their beneficiaries ("Benefit Plans"). An arrangement will not fail to be a Benefit Plan simply because it only covers one individual.

     (b) The Company has delivered or made available to the Parent a true and complete copy of the following documents (to the extent that they are applicable): (i) each Benefit Plan and any related funding agreements, including all amendments (and Section 3.12(b) of the Company Disclosure Letter includes a description of any such amendment that is not in writing), and (ii) the two most recent Form 5500s

(including all applicable schedules and the opinions of the independent accountants) that were filed on behalf of any Benefit Plan.

     (c) To the Knowledge of the Company, each Benefit Plan at all times has been operated in accordance with its terms, and complies currently, and has complied in the past, both in form and in operation, with all applicable laws, including ERISA and the Code.

     (d) The Company does not maintain any Benefit Plan that provides (or will provide) medical, death, or other fringe benefits to former employees or independent contractors (including retirees), other than benefits that are required to be provided pursuant to Section 4980B of the Code or state law continuation coverage or conversion rights.

     (e) Except as provided in Section 3.12(e) of the Company Disclosure Letter, none of the Benefit Plans provide any benefits that would result in excess parachute payments (within the meaning of Section 280G of the Code), either (i) solely as a result of the consummation of the Transactions or (ii) as a result of the consummation of the Transactions and any actions taken after the Closing. Furthermore, the consummation of the Transactions will not require the funding, whether formal or informal, of the benefits under any Benefit Plan (e.g., contributions to a Rabbi Trust).

     (f) No Benefit Plan is subject to Title IV of ERISA.

     (g) Except as would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Company, none of the Persons performing services for the Company have been improperly classified as being independent contractors, leased employees or as being exempt from the payment of wages for overtime.

     (h) Other than routine claims for benefits under the Benefit Plan and those relating to qualified domestic relations orders, there are no (i) pending or
(ii) to the Knowledge of the Company, threatened lawsuits or other claims against or involving any Benefit Plan, or any Fiduciary (within the meaning of Section 3(21)(A) of ERISA) of such Benefit Plan brought on behalf of any participant, beneficiary, or Fiduciary thereunder, nor is there any reasonable basis for any such claim.

     (i) The Company has no intention or commitment, whether legally binding or not, to create any additional Benefit Plan, or to modify any existing Benefit Plan so as to increase benefits to participants or the cost of maintaining the Benefit Plan. The benefits under all Benefit Plans are as represented, and have not been, and will not be, increased subsequent to the date of this Agreement. No statement, either oral or written, has been made by the Company (or any agent of the Company) to any Person regarding any Benefit Plan that is not in accordance with such Benefit Plan that could have adverse economic consequences to the Parent or the Surviving Corporation.

     (j) To the Knowledge of the Company, all costs of administering and contributions required to be made to each Benefit Plan under the terms of that Benefit Plan, ERISA, the Code, or any other applicable law have been timely made, and are fully deductible in the year for which they were paid, and all other amounts that should be accrued to date as liabilities of the Company under or with respect to each Benefit Plan (including administrative expenses and incurred but not reported claims) for the current plan year of the Benefit Plan have been recorded on the books of the Company.

     (k) For purposes of this Section 3.12(k) "Company International Plans" means each compensation and benefit plan required to be maintained or contributed to by the law or applicable custom or rule of the relevant jurisdiction outside of the United States. As regards each such Company International Plan, unless disclosed in Section 3.12(k) of the Company Disclosure Letter, to the Knowledge of the Company, (i) each of the Company International Plans is in compliance with the provisions of the laws of each jurisdiction in which each such Company International Plan is maintained, to the extent those laws are applicable to the Company International Plans; (ii) all material contributions to, and material payments from, the Company International Plans that may have been required to be made in accordance with the terms of any such Company International Plan, and, when applicable, the law of the jurisdiction in which such Company International Plan is maintained, have been timely made or shall be made by the Closing Date, and all such contributions to the Company International Plans, and all payments under the Company International Plans, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability in the most recent financial statements included in the Company Filed SEC Documents; (iii) the Company has materially complied with all applicable reporting and notice requirements, and all of the Company International Plans have obtained from the governmental body having jurisdiction with respect to such plans any required determinations, if any, that such Company International Plans are in compliance with the laws of the relevant jurisdiction if such determinations are required in order to give effect to the Company International Plan; (iv) each of the Company International Plans has been administered in all material respects at all times in accordance with its terms and applicable law and regulations; (v) to the Knowledge of the Company, there are no pending investigations by any governmental body involving the Company International Plans, and no pending claims (except for claims for benefits payable in the normal operation of the Company International Plans), suits or proceedings against any Company International Plan or asserting any rights or claims to benefits under any Company International Plan; and (vi) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any liability with respect to any Company International Plan other than the triggering of payment to participants.

     (l) For purposes of this Section 3.12 only, the term the "Company" shall include any entity that is aggregated with the Company under Section 414(b),
(c), (m), or (o) of the Code.

     (m) Section 3.12(m) of the Company Disclosure Letter contains a complete listing of all employees of the Company as of the date of this Agreement.

     SECTION 3.13  Taxes.

     (a) As used in this Agreement, (i) the terms "Tax" or "Taxes" mean (A) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, alternative minimum, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, estimated, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever imposed by any Governmental Entity (a "Taxing Authority") responsible for the imposition, collection or administration of any such taxes, fees, assessments or charges, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, and (B) any liability for any Tax described in the immediately preceding clause (A) as a result of being a transferee or successor, by contract or otherwise, or as a result of being or having been a member of an affiliated, consolidated or combined group, including under Treasury Regulation Section 1.1502-6 or similar state, local or foreign law or (C) any liability for any amount described in the immediately preceding clauses (A) or (B) pursuant to a tax indemnity, tax sharing or similar agreement, arrangement or understanding; and (ii) the term "Returns" means all returns, declarations, reports, statements and other documents (including any related or supporting information, schedules or exhibits) required to be filed in respect of Taxes, including any amendment with respect thereto.

     (b) There have been properly completed and filed on a timely basis (taking into account all properly obtained extensions) and in correct form all material Returns required to be filed by or with respect to the Company or any of its Subsidiaries. The foregoing Returns were correct and complete in all material respects and the Company and each of its Subsidiaries has paid or there has been paid on its behalf all Taxes due whether or not shown (or required to be shown) on a Return. An extension of time within which to file any Return that has not been filed has not been requested or granted.

     (c) As of the date of this Agreement, there are no current or pending or proposed audits or examinations of any Return relating to the Company or any of its Subsidiaries by any Taxing Authority in connection with any of the Returns. No waivers of statutes of limitation with respect to the Returns or the assessment of Taxes have been given by the Company or any of its Subsidiaries (or with respect to any Return which a Taxing Authority has asserted should have been filed by the Company or any of its Subsidiaries) which waivers are still in effect. All deficiencies asserted or assessments made as a result of any examinations have been fully paid, or are being contested in good faith and an adequate reserve therefor has been established in accordance with GAAP and is fully reflected in the financial statements included in the Company Filed SEC Documents or the financial statements included in Section 3.5(c) of the Company Disclosure Letter.

     (d) The accruals and reserves for unpaid Taxes of the Company or any of its Subsidiaries (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth or included in the most recent financial statements included in the Company Filed SEC Documents are adequate in accordance with GAAP to cover all Taxes accrued or accruable through the date thereof. The Company has no liability for unpaid Taxes incurred after the date of the most recent financial statements included in the Company Filed SEC Documents, other than Taxes incurred by it in the ordinary course of business.

     (e) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing consolidated, combined or similar Returns other than the group of which the Company is the common parent. Neither the Company nor any of its Subsidiaries is or at any time has been a party to or bound by (nor will the Company or any of its Subsidiaries become a party to or bound by) any tax indemnity, tax sharing, tax allocation or similar agreement that includes a party other than the Company or any of its Subsidiaries.

     (f) Neither the Company nor any of its Subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

     (g) The Company and each of its Subsidiaries has complied in all material respects with the provisions of the Code (and similar provisions under any other laws) relating to the withholding and payment of Taxes and has, within the time and in the manner prescribed by Law, withheld from employee wages and paid over to the proper Governmental Entities all material amounts required to be withheld and paid over. The Benefit Plans and the other Company employee compensation arrangements in effect as of the date of this Agreement have been designed so that the disallowance of a material deduction under Section 162(m) of the Code for employee remuneration will not apply to any amounts paid or payable by the Company or any of its Subsidiaries under any such plan or arrangement and, to the Knowledge of the Company, no fact or circumstance exists that would reasonably be expected to cause such disallowance to apply to any such amounts.

     (h) To the Knowledge of the Company, no claim has ever been made by a Taxing Authority with respect to the Company or any of its Subsidiaries in a jurisdiction where such entity does not file Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

     (i) The Company is not, and has not been, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

     (j) Except for liens for real and personal property Taxes that are not yet due and payable, there are no liens for any material Tax upon any of the assets or properties of the Company or any of its Subsidiaries.

     (k) Neither the Company nor any of its Subsidiaries owns an interest in an entity that would be treated as a partnership for federal income Tax purposes.

     (l) Neither the Company nor any of its Subsidiaries has been required to make, nor has there been proposed, any adjustment pursuant to Section 481 of the Code.

     (m) The Company is not a collapsible corporation under Section 341 of the Code and has not filed an election as a consenting corporation under Section 341(f) of the Code.

     SECTION 3.14 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by the Parent in connection with the offer and sale of shares of Parent Common Stock in connection with the Merger (the "Form S-4") will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the Parent specifically for inclusion or incorporation by reference in the Proxy Statement.

     SECTION 3.15 Voting Requirements. The affirmative vote of the holders of a majority of the voting power of all outstanding shares of Company Common Stock, as of the record date for the Company Stockholders Meeting, adopting this Agreement (the "Company Stockholder Approval") is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement or any of the Transactions.

     SECTION 3.16 State Takeover Statutes. The board of directors of the Company, either directly or through action of a duly authorized committee thereof has taken all necessary action to ensure that the provisions of Section 203 of the DGCL do not apply to the Parent or Merger Sub in connection with the Stockholders Agreement, the Merger and the other Transactions. No other state takeover statute or similar statute or regulation is applicable to the Merger or the other Transactions.

     SECTION 3.17 Brokers. No broker, investment banker, financial advisor or other Person, other than UBS Warburg, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has furnished to the Parent true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the Persons to whom such fees are payable.

     SECTION 3.18 Opinion of Financial Advisor. The Company has received the written opinion of UBS Warburg, dated February 25, 2003, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company, a signed copy of which opinion has been or promptly will be delivered to the Parent.

     SECTION 3.19 Absence of Questionable Payments. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of
Section 30A of the Exchange Act. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any current director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has accepted or received any unlawful contributions, payments, gifts or expenditures. The Company and each of its Subsidiaries that is required to file reports pursuant to Section 12 or 15(d) of the Exchange Act is in compliance with the provisions of Section 13(b) of the Exchange Act.

     SECTION 3.20 Insider Interests. To the Knowledge of the Company, no officer or director of the Company or any of its Subsidiaries has any material interest in any property, real or personal, tangible or intangible, including inventions, patents, trademarks or trade names, used in or pertaining to the business of the Company or any of its Subsidiaries.

     SECTION 3.21 Rights Agreement. The Company has taken all actions necessary to ensure that the execution of this Agreement and the consummation of the Transactions will not cause the Parent or any of its Subsidiaries to be deemed an Acquiring Person (as defined in the Rights Agreement). Neither the Distribution Date nor the Stock Acquisition Date (each as defined in the Rights Agreement) has occurred or will occur as a result of this Agreement or any of the Transactions.

                                   ARTICLE 4

                  REPRESENTATIONS OF THE PARENT AND MERGER SUB

     Except as disclosed in the disclosure letter delivered by the Parent to the Company concurrently with the execution of this Agreement (the "Parent Disclosure Letter") and making reference to the particular Section of this Agreement to which exception is being taken (which disclosures shall also constitute representations and warranties hereunder), the Parent and Merger Sub represent and warrant to the Company as follows:

     SECTION 4.1 Organization, Standing and Corporate Power. Each of the Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing, licensing or operation of its assets makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Parent. The Parent has made available to the Company prior to the execution of this Agreement complete and correct copies of its certificate of incorporation and bylaws and the certificate of incorporation and bylaws of Merger Sub, in each case as amended to the date of this Agreement.

     SECTION 4.2 Capital Structure. The authorized capital stock of the Parent consists of 150,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $.001 per share, of the Parent (the "Parent Authorized Preferred Stock"). As of February 18, 2003, (a) 54,782,061 shares of Parent Common Stock were issued and outstanding, (b) no shares of Parent Authorized Preferred Stock were issued and outstanding, and (c) 32,097,186 shares of Parent Common Stock are reserved for issuance under the Parent's 1989 Stock Plan, the Parent's 1990 Stock Plan, the Parent's 1999 Equity Incentive Plan, the Parent's Employee Stock Purchase Plan, the Management Graphics, Inc. 1985 Nonqualified Stock Option Plan, and the Splash Technology Holdings, Inc. 1996 Stock Option Plan (of which there were 11,763,408 outstanding options or rights as of February 20, 2003 to acquire shares of Parent Common Stock). No bonds, debentures, notes or other indebtedness of the Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Parent may vote are issued or outstanding. All outstanding shares of capital stock of the Parent are, and all shares which may be issued in connection with the Transactions will be, when issued, duly authorized, validly issued, fully paid and nonassessable, not subject to preemptive rights and free and clear of any Liens (other than Liens created by the holders thereof and restrictions on transfer arising under applicable securities laws).

SECTION 4.3  Authority; Noncontravention.

     (a) Each of the Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by the Parent and Merger Sub and the consummation by the Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of the Parent and Merger Sub, as applicable. This Agreement has been duly executed and delivered by the Parent and Merger Sub and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Parent and Merger Sub, enforceable against each of them in accordance with its terms.

     (b) The execution and delivery of this Agreement does not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of amendment, termination, cancellation or acceleration of any obligation or loss of a benefit under or increase of any obligation under, or result in the creation of any Lien upon any of the properties or assets of the Parent or Merger Sub under, (i) the certificate of incorporation or bylaws of the Parent or Merger Sub, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise, license or similar authorization applicable to the Parent or Merger Sub or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in Section 4.3(c), (A) any judgment, order or decree or (B) any statute, law, ordinance, rule or regulation, in each case, applicable to the Parent or Merger Sub or their respective properties or assets, other than, in the case of clauses (ii) and
(iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not reasonably be expected to (x) have a Material Adverse Effect on the Parent, (y) impair the ability of the Parent or Merger Sub to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the Transactions.

     (c) No consent, approval, order or authorization of, action by, or in respect of, or registration, recordation, declaration or filing with, any Governmental Entity is required by or with respect to the Parent or Merger Sub in connection with the execution and delivery of this Agreement by the Parent and Merger Sub, the consummation by the Parent and Merger Sub of the Transactions, except for (i) the filing with the SEC of (A) the Proxy Statement,
(B) the Form S-4 and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act as may be required in connection with this Agreement, the Stockholders Agreement and the Transactions; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (iii) such filings with and approvals of the NASDAQ National Market to permit the shares of Parent Common Stock that are to be issued in connection with the Merger to be listed on The NASDAQ National Market; and (iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be made or obtained individually or in the aggregate would not reasonably be expected to
(x) have a Material Adverse Effect on the Parent, (y) impair the ability of the Parent or Merger Sub to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the Transactions.

     SECTION 4.4  SEC Documents; Undisclosed Liabilities.

     (a) The Parent has filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC since December 31, 2001 (the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Parent SEC Documents when filed (and if amended or superseded in a Parent Filed SEC Document, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in a Parent SEC Document has been revised or superseded in a Parent Filed SEC Document, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The financial statements of Parent included in the Parent SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with the Accounting Rules, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal non-material recurring year-end audit adjustments).

     (c) Except (i) as reflected in the financial statements included in the Parent SEC Documents or in the notes thereto or (ii) for liabilities incurred in connection with this Agreement or the Transactions, neither the Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Parent.

     SECTION 4.5 Information Supplied. None of the information supplied or to be supplied by the Parent specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act. No representation or warranty is made by the Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4.

     SECTION 4.6 Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement, the Stockholders Agreement or the Transactions and except as disclosed in the Parent SEC Documents filed and publicly available prior to the date of this Agreement (the "Parent Filed SEC Documents"), since December 31, 2001, the Parent and its Subsidiaries have conducted their business only in the ordinary course, and since such date there has not been any Material Adverse Change in the Parent.

     SECTION 4.7 Voting Requirements. No vote of any class or series of capital stock of the Parent is necessary to approve and adopt this Agreement and the Transactions.

     SECTION 4.8 Operations of Merger Sub. Merger Sub has engaged in no business activities and has conducted its operations only as contemplated hereby.

     SECTION 4.9 Litigation. There is no Litigation pending, or to the Knowledge of the Parent, threatened against or affecting the Parent or any of its Subsidiaries nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Parent or any of its Subsidiaries having, or which would reasonably be expected to (a) have, individually or in the aggregate, a Material Adverse Effect on the Parent, (b) impair the ability of the Parent or Merger Sub to perform its obligations under this Agreement or (c) prevent or materially delay the consummation of any of the Transactions.

     SECTION 4.10 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Parent.

     SECTION 4.11 Absence of Questionable Payments. Neither the Parent nor any of its Subsidiaries nor any director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act. Neither the Parent nor any of its Subsidiaries nor any current director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries, has accepted or received any unlawful contributions, payments, gifts or expenditures. The Parent and each of its Subsidiaries which is required to file reports pursuant to Section 12 or 15(d) of the Exchange Act is in compliance with the provisions of Section 13(b) of the Exchange Act.

     SECTION 4.12 Insider Interests. No officer or director of the Parent or any of its Subsidiaries has any material interest in any property, real or personal, tangible or intangible, including inventions, patents, trademarks or trade names, used in or pertaining to the business of the Parent or any of its Subsidiaries.

                                   ARTICLE 5

                                   COVENANTS

     SECTION 5.1  Conduct of the Company's Business.  Except as set forth in
Section 5.1 of the Company Disclosure Letter, as otherwise expressly contemplated by this Agreement or as consented to in writing by the Parent, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact their business to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

     (a) other than dividends and distributions (including liquidating distributions) by a direct or indirect wholly-owned Subsidiary of the Company to its parent, (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, (other than pursuant to the exercise of existing stock repurchase rights listed in Section 3.3 of the Company Disclosure Letter);

     (b) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than (i) the issuance of Company Stock Options granted consistent with past practice to new employees (other than executive officers) of the Company; provided that each such Company Stock Option shall have an exercise price per share equal to the closing price per share of Company Common Stock on the grant date, shall have standard vesting provisions in conformity with customary practice and shall not have any provisions which accelerate in whole or in part the vesting or exercisability of such option in connection with the Transactions or any termination of service at or at any time following the Merger, (ii) the issuance of Company Common Stock upon the exercise of (A) the Company Stock Options, and
(B) the Company Warrants, in each case outstanding as of the date hereof in accordance with their present terms, or upon the exercise of the Company Stock Options referred to in clause (i) in accordance with their terms, or (iii) the issuance of shares of Company Common Stock pursuant to the ESPP in accordance with its present terms and not in violation of this Agreement;

     (c) amend its certificate of incorporation, bylaws or other comparable organizational documents;

     (d) acquire or agree to acquire by merging or consolidating with, or by purchasing all or substantially all of assets of, or by any other manner, any business or any Person;

     (e) sell, lease, license, sell and leaseback, mortgage or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice;

     (f) (i) purchase, prepay or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other Contract to maintain any financial statement condition of another Person or enter into any Contract having the economic effect of any of the foregoing, except for intercompany indebtedness between the Company and any of its wholly-owned Subsidiaries or between such Subsidiaries, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, except for employee advances made in the ordinary course of business consistent with past practice;

     (g) make or agree to make any new capital expenditures which, individually, are in excess of $25,000 or, in the aggregate, are in excess of $100,000 or enter into any commitment for the purchase, lease or use of any real property;

     (h) make any Tax election that, individually or in the aggregate, would reasonably be expected to adversely affect in any material respect the Tax liability or Tax attributes of the Company or any of its Subsidiaries or settle or compromise any material income Tax liability;

     (i) (A) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or Litigation (whether or not commenced prior to the date of this Agreement) other than (1) the payment of an aggregate of $250,000 in connection with Litigation or

(2) the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities recognized or disclosed in the most recent financial statements included in the Company Filed SEC Documents or incurred in the ordinary course of business consistent with past practices since the date of such financial statements, or (B) waive the benefits of, agree to modify in any manner, terminate, release any Person from or fail to enforce any confidentiality, standstill or similar Contract to which the Company or any of its Subsidiaries is a party or of which the Company or any of its Subsidiaries is a beneficiary;

     (j) except as required by law or contemplated hereby, enter into, adopt or amend or terminate any Benefit Plan or any other Contract, plan or policy involving the Company or its Subsidiaries, and one or more of its directors, officers or employees, or change the manner in which contributions to any Benefit Plan are made or the basis on which such contributions are determined;

     (k) except for normal increases relating to non-executive employees in the ordinary course of business consistent with past practice or as required by the terms of any employment agreement (the existence of which does not constitute a violation of this Agreement), increase the compensation of any director, officer or other employee or pay any benefit or amount not required by a Benefit Plan as in effect on the date of this Agreement to any such Person;

     (l) increase the aggregate number of employees of the Company to more than ten employees/ consultants from the number of employees set forth in Section 3.12(m) of the Company Disclosure Letter;

     (m) enter into any operating lease or incur (other than in the ordinary course of business consistent with past practice) any liability or obligation not required by GAAP to be recorded on the Company's consolidated balance sheet at the time of incurrence;

     (n) manage its cash, cash equivalents and working capital except in accordance with past practices (which practices include applying commercially reasonable efforts to collect receivables and not paying liabilities or other obligations until they become due and payable);

     (o) transfer or license to any Person or entity or otherwise extend, amend or modify any rights to the Intellectual Property Rights of the Company or its Subsidiaries other than in the ordinary course of business consistent with past practices; provided that in no event shall the Company or any of its Subsidiaries license on an exclusive basis or sell any Intellectual Property Rights;

     (p) enter into or amend any Contract pursuant to which any Person is granted exclusive marketing, manufacturing or other rights with respect to any product, service, process or technology of the Company or its Subsidiaries;

     (q) enter into any Contract which, if it were in existence on the date of this Agreement, would be required to be disclosed pursuant to Section 3.9; or

     (r) authorize, commit or agree to take any of the foregoing actions.

     SECTION 5.2 Advice of Changes. The Company and the Parent shall promptly advise the other party orally and in writing to the extent it has Knowledge of
(a) any representation or warranty made by it (and, in the case of the Parent, made by Merger Sub) contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 6.2(a) or Section 6.3(a), respectively, would not be satisfied, (b) the failure by it (and, in the case of the Parent, by Merger Sub) to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (c) any change or event causing, or which is reasonably likely to cause, any of the conditions set forth in Article 6 not to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

     SECTION 5.3  No Solicitation by the Company.

     (a) The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to directly or indirectly through another Person, (i) solicit, initiate, resume or encourage (including by way of furnishing or disclosing non-public information) any Takeover Proposal, (ii) participate in any discussions or negotiations regarding any Takeover Proposal, or (iii) enter into any Acquisition Agreement; provided, however, that if, at any time prior to the date of the Company Stockholders Meeting (the "Applicable Period"), the board of directors of the Company (or the special committee thereof) determines in its good faith judgment, after consultation with outside legal counsel, that the failure to furnish such information or participate in such negotiations or discussions would likely result in a breach of its fiduciary duties to the Company's stockholders under applicable law, the Company and its representatives may, in response to a Takeover Proposal with a price greater than the Transaction Value that is otherwise reasonably likely to lead to a Superior Proposal which was not solicited by it in violation of this Section 5.3(a), and subject to providing prior written notice of its decision to take such action to the Parent and compliance with Section 5.3(c), (x) furnish information with respect to the Company and its Subsidiaries to any Person making a Takeover Proposal with a price greater than the Transaction Value that is otherwise reasonably likely to lead to a Superior Proposal pursuant to a customary confidentiality agreement on terms at least as restrictive as the Confidentiality Agreement that permits the disclosures to the Parent required by this Agreement and (y) participate in discussions or negotiations regarding such Takeover Proposal. For purposes of this Agreement, "Takeover Proposal" means any inquiry, proposal or offer from any Person or "group" (as such term is defined in Section 13(d) of the Exchange
Act) relating to any direct or indirect acquisition or purchase of 15% or more of the assets of the Company and its Subsidiaries, taken as a whole, or 15% or more of any class or series of equity securities of the Company or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any Person or "group" (as such term is defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class or series of equity securities of the Company or any of its Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction or the sale or other transfer of all or substantially all of its assets involving the Company or any of its Subsidiaries, other than the Transactions.

     (b) Neither the board of directors of the Company nor any committee thereof shall (i) withdraw, modify or supplement, or propose publicly to withdraw modify or supplement, in a manner adverse to the Parent, the approval or recommendation by such board of directors or such committee of this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing (each, an "Acquisition Agreement") related to any Takeover Proposal, other than any such agreement entered into concurrently with a termination pursuant to the next sentence in order to facilitate such action. Notwithstanding the foregoing, during the Applicable Period, in response to a Superior Proposal which did not arise out of or was not related to a breach of Section 5.3(a), the board of directors of the Company (or the independent committee thereof) may (subject to this and the following sentence) terminate this Agreement and recommend such Superior Proposal (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Acquisition Agreement with respect to any Superior Proposal), but only at a time that is during the Applicable Period and is after the fifth Business Day following the Parent's receipt of written notice advising the Parent that the board of directors of the Company (or the independent committee thereof) is prepared to accept a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal. For purposes of this Agreement, a "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Company Common Stock then outstanding or all or substantially all the assets of the Company and otherwise on terms which the board of directors of the Company determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation), after considering all terms and conditions of such proposal, including the likelihood and timing of its consummation, that such proposal would result in a transaction delivering to the Company's stockholders superior value, from a financial point of view, to the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the board of directors of the Company (or the independent committee thereof), is reasonably capable of being obtained by such third party.

     (c) In addition to the obligations of the Company set forth in Sections 5.3(a) and 5.3(b), the Company shall promptly (and no later than 24 hours after receipt) advise the Parent orally and in writing of any request for information or of any inquiry with respect to a Takeover Proposal, the material terms and conditions of such request, inquiry or Takeover Proposal and the identity of the Person making such request, inquiry or Takeover Proposal. The Company will promptly keep the Parent informed of the status and details (including amendments or changes or proposed amendments or changes) of any such request, inquiry or Takeover Proposal.

     (d) Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the board of directors of the Company (after consultation with outside legal counsel), failure so to disclose would constitute a breach of its obligations under applicable law.

     SECTION 5.4  The Form S-4 and the Proxy Statement; the Stockholders
Meeting.

     (a) As soon as practicable following the date of this Agreement, the Parent and the Company shall prepare, and the Parent shall file with the SEC, the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and the Parent shall use commercially reasonable efforts (including the preparation of amendments to such documents and the provision of supplemental information in response to SEC comments) to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. The Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in connection with the Merger and the Company shall furnish all information concerning the Company and the holders of capital stock of the Company as may be reasonably requested in connection with any such action. If at any time prior to the Effective Time any information relating to the Company or the Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or the Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that (i) the Form S-4 would not include any misstatement of a material fact or omit to state a material fact necessary to make the statements therein not misleading or (ii) the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as applicable, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to, the Form S-4 or the Proxy Statement (including documents incorporated therein by reference) will be made by either the Parent or the Company without providing the other party a reasonable opportunity to review and comment thereon. The Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4 or the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Company will advise the Parent, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information.

     (b) The Company shall, as soon as practicable following the date of this Agreement, establish a record date (which will be as soon as practicable following the date of this Agreement) for, duly call, give notice of, convene and hold the a meeting of its stockholders (the "Company Stockholders Meeting") solely for the purpose of obtaining the Company Stockholder Approval. The Company shall engage a proxy solicitation firm to assist it in attempting to obtain the requisite vote of its stockholders. Subject to Section 5.3(d), the Company shall, through its board of directors, recommend to its stockholders the adoption of this Agreement. Without limiting the generality of the foregoing but subject to its right to terminate this Agreement pursuant to Section 5.3(b), the Company agrees that its obligations pursuant to the first sentence of this
Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal.

     SECTION 5.5 Letters of the Company's Accountants. The Company shall use commercially reasonable efforts to cause to be delivered to the Parent two letters from the Company's independent public accountants, one dated a date within two Business Days before the date on which the Form S-4 shall become effective and one dated a date within two Business Days before the Closing Date, each addressed to the Parent, in form and substance reasonably satisfactory to the Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. The Company shall provide all reasonable cooperation to the Company's independent public accountants to enable them to issue the letters referred to in this Section 5.5 and shall use all reasonable efforts to cause them to do so.

     SECTION 5.6 Access to Information; Confidentiality. Upon reasonable notice and subject to the Confidentiality Agreement, dated February 6, 2003, between the Parent and the Company (the "Confidentiality Agreement"), the Company shall, and shall cause each of its Subsidiaries to, afford to the Parent and to its officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to the Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as the Parent may reasonably request (including the Company's outside accountants work papers and the Company's monthly financial statements). The Company shall not be required to provide access to or disclose information where such access or disclosure would contravene any law, rule, regulation, order or decree. No review pursuant to this Section 5.6 shall limit the Parent's or Merger Sub's reliance on or the enforceability of any representation or warranty made by the Company herein. The Parent will hold, and will cause its officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

     SECTION 5.7  Reasonable Efforts.

     (a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any applicable laws) to consummate the Merger and make effective the Merger and the other Transactions as promptly as practicable including, (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the other Transactions and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any third party or Governmental Entity, and (ii) the satisfaction of the other parties' conditions to Closing. In addition, no party hereto shall take any action after the date of this Agreement to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to Closing. Notwithstanding any other provision of this Agreement, neither the Company nor any of its Subsidiaries shall be entitled to (nor shall Parent or any of its Subsidiaries be required to) divest or hold separate or otherwise take or commit to take any action that limits the Parent's or the Surviving Corporation's freedom of action with respect to, or ability to retain, the Company or any of its Subsidiaries or any material portions thereof or any of the businesses, product lines, properties or assets of the Company or any of its Subsidiaries, without the Parent's prior written consent (which may be withheld in the Parent's sole and absolute discretion). Nothing in this Agreement shall require the Parent to commence Litigation to remove any Restraint issued under any antitrust law.

     (b) Prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to, and provide the other parties (or their respective counsel) with copies of, all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement, the Merger and the other Transactions. Each party hereto shall promptly inform the other of any communication from any Governmental Entity regarding any of the Transactions. If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to any of the Transactions, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request. To the extent that transfers, amendments or modifications of any Company Permits are required as a result of the execution of this Agreement or consummation of any of the Transactions, the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to effect such transfers, amendments or modifications.

     (c) In connection with and without limiting the foregoing, the Parent, the Company and their respective boards of directors shall (i) take all action necessary to ensure that no takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the Transactions and (ii) if any takeover statute or similar statute becomes applicable to this Agreement or any of the Transactions, take all action necessary to ensure the Transactions are completed as soon as practicable.

     (d) Unless the statute of limitations will bar the bringing of such claim after the termination of this Agreement, no party shall, directly or indirectly, bring or initiate (including by counterclaim or impleader) any litigation or other action before a Governmental Entity or arbitration against another party or involving or affecting their assets.

     SECTION 5.8  Employee Matters.

     (a) As soon as practicable after the Closing Date (the "Benefits Date"), the Parent shall provide, or cause to be provided, employee benefit plans, programs and arrangements to employees of the Company that are the same as those made generally available to similarly situated non-represented employees of the Parent who are hired by the Parent after January 1, 2003. From the Effective Time to the Benefits Date (which the parties acknowledge may occur on different dates with respect to different plans, programs or arrangements of the Parent), the Parent shall provide, or cause to be provided, the employee benefit plans, programs and arrangements of the Company (other than equity-based plans, programs and arrangements) provided to employees of the Company as of the date hereof.

     (b) With respect to each benefit plan, program, practice, policy or arrangement maintained by the Parent (the "Parent Plans") in which employees of the Company participate on the Benefit Date, (i) service with the Company and its Subsidiaries (or their respective predecessors) prior to the Effective Time shall be credited against all service and waiting period requirements under the Parent Plans (provided that such recognition shall not be for the purpose of determining (A) retirement benefits under the Parent's defined contribution plans (unless otherwise required by law), (B) any Parent subsidy under the Parent's retiree health plans) and (C) Parent's sabbatical benefit, (ii) the Parent Plans shall not provide any pre-existing condition exclusions and (iii) the deductibles, copayments and out-of-pocket maximums in effect under the Parent Plans shall be reduced by any deductibles, copayments and out-of-pocket maximums paid by such individuals under the Company Benefit Plans for the plan year in which the Effective Time occurs. Unless Parent consents otherwise in writing, the Company shall take all action necessary to terminate, or cause to terminate, before the Effective Time, any Benefit Plan that is a 401(k) plan or other defined contribution retirement plan.

     (c) Within a reasonable period of time after the last business day of each month after the date hereof and on the Closing Date, the Company shall, as and to the extent necessary, deliver to Parent any additional information which Company reasonably believes would affect the determination of each person who the Company reasonably believes is a "disqualified individual" (within the meaning of Section 280G of the Code).

     (d) Employees of the Company who transfer to the employment of the Parent or the Surviving Corporation after the Effective Time and meet the eligibility requirements for participation in the Parent Employee Stock Purchase Plan (the "Parent ESPP") shall be eligible to begin payroll deductions under that plan as of the next entry date thereunder beginning after the Effective Time.

     SECTION 5.9  Indemnification, Exculpation and Insurance.

     (a) The Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents) and any indemnification agreements of the Company (as each is in effect on the date hereof), the existence of which has been disclosed in the Company Disclosure Letter, shall be assumed by the Parent and the Surviving Corporation, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms, and the Parent shall cause the Surviving Corporation to honor all such rights.

     (b) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, or otherwise dissolves the Surviving Corporation, then, and in each such case, the Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.9.

     (c) The Parent shall for a period of not less than six years after the Effective Time, either (i) maintain the Company's current directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time ("D&O Insurance") with respect to those Persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof or (ii) cause to be provided by a reputable insurance company coverage no less favorable, including with respect to coverage and amount, to such directors or officers, as the case may be, than the D&O Insurance, so long as the aggregate premium therefor would not be in excess of $1.2 million (such amount the "Maximum Premium"). If the existing or substituted directors' and officers' liability insurance expires, is terminated or canceled during such six-year period, the Parent will obtain as much D&O Insurance as can be obtained for the remainder of such period for an aggregate premium not in excess of the Maximum Premium.

     (d) The provisions of this Section 5.9 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

     SECTION 5.10  Fees and Expenses.

     (a) All fees and expenses incurred in connection with the Merger, this Agreement, the Stockholders Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of the Parent and the Company shall in any event bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Proxy Statement (including SEC filing fees).

     (b) If this Agreement is terminated pursuant to:

          (i) Section 7.1(b)(ii) if the Company or any of its Subsidiaries enters into an Acquisition Agreement or consummates any Takeover Proposal, for consideration per share of Company Common Stock equal to or great than the Transaction Value, within twelve months of such termination of (changing the 15% amounts referred to in the definitions thereof in Section 5.3(a) to 40% for purposes of this Section 5.10(b)), the Company shall, within two Business Days, pay to the Parent $828,000 (the "Termination Fee") by wire transfer of immediately available funds;

          (ii) Section 7.1(d), the Company shall, within two Business Days of such termination, pay to the Parent the Termination Fee by wire transfer of immediately available funds;

          (iii) Section 7.1(f), the Company shall, prior to such termination, pay to the Parent the Termination Fee by wire transfer of immediately available funds.

     The Company acknowledges that the agreements contained in this Section 5.10(b) are an integral part of the Transactions, and that without these agreements the Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 5.10(b), and, in order to obtain such payment, the Parent commences a suit which results in a judgment against the Company for the fee set forth in this Section 5.10(b), the Company shall pay to the Parent its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

     SECTION 5.11 Public Announcements. The Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statements with respect to the Transactions, the Merger and the Stockholders Agreement. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties.

     SECTION 5.12 Affiliates. The Company shall deliver to the Parent at least thirty days prior to the Closing Date, a letter identifying all Persons who are, at the time of such letter, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use commercially reasonable efforts to cause each such Person to deliver to the Parent at least twenty days prior to the Closing Date, a written agreement substantially in the form of Exhibit B.

     SECTION 5.13 Listing. The Parent shall use commercially reasonable efforts to cause the Parent Common Stock issuable as part of the Merger Consideration to be approved for listing on the NASDAQ National Market, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

     SECTION 5.14 Litigation. The Company shall give the Parent the opportunity to participate in the defense of any litigation against the Company and/or its directors relating to the Transactions, this Agreement or the Stockholders Agreement.

     SECTION 5.15 Rights Agreement. The Company's board of directors shall not after the date of this Agreement, without the prior written consent of the Parent, (a) waive or amend any provision of the Rights Agreement or (b) take any action with respect to, or make any determination under, the Rights Agreement, including redeeming the rights or take any action to facilitate a Takeover Proposal; provided however, that at any time during the Applicable Period if the board of directors of the Company (or the special committee thereof) determines in its good faith judgment, after consultation with outside legal counsel, that the failure to take such action or make such determination under, waive or amend the Rights Agreement would likely result in a breach of its fiduciary duties to the Company's stockholders under applicable law, the Company's board of directors may take such action or make such determination under, waive or amend the Rights Agreement.

     SECTION 5.16  Obligations of Merger Sub; Voting of Shares.

     (a) The Parent shall cause Merger Sub to perform all of its obligations under this Agreement and in connection with the Transactions.

     (b) The Parent shall vote, or cause to be voted, in favor of adoption of this Agreement, all shares of Company Common Stock owned by the Parent or any of its Subsidiaries as of the record date (the "Record Date") for the Company Stockholders Meeting.

     SECTION 5.17 Stockholders Agreement Legend. The Company will inscribe upon any certificate representing Subject Shares (as defined in the Stockholders Agreement) tendered by a Stockholder (as defined in the Stockholders Agreement) in connection with any proposed transfer of any Subject Shares by a Stockholder in accordance with the terms of the Stockholders Agreement the following legend:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT DATED AS OF FEBRUARY 26, 2003, AND ARE SUBJECT TO THE TERMS THEREOF. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY";

and the Company will return such certificate containing such inscription to the Stockholder within three Business Days following the Company's receipt thereof.

                                   ARTICLE 6

                              CONDITIONS PRECEDENT

     SECTION 6.1  Conditions to Each Party's Obligation To Effect the
Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

     (a) The Company Stockholder Approval shall have been obtained.

     (b) No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect, and there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity (i) preventing the consummation of the Merger, (ii) prohibiting or limiting the ownership or operation by the Company or the Parent and their respective Subsidiaries of any material portion of the business or assets of the Company or the Parent and their respective Subsidiaries taken as a whole, or compelling the Company or the Parent and their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or the Parent and their respective Subsidiaries, taken as a whole, as a result of the Merger or any of the other Transactions or the Stockholders Agreement or (iii) which otherwise would reasonably be expected to have a Material Adverse Effect on the Company or the Parent, as applicable; provided, however, that each of the parties shall have used commercially reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

     (c) The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

     (d) The shares of Parent Common Stock issuable to the Company's stockholders as contemplated by this Agreement shall have been approved for listing on The NASDAQ National Market, subject to official notice of issuance.

     SECTION 6.2 Conditions to Obligations of the Parent and Merger Sub. The obligation of the Parent and Merger Sub to effect the Merger is further subject to satisfaction or waiver of the following conditions:

     (a) The representations and warranties of the Company set forth herein shall be true and correct as of the date hereof and as of the Effective Time, with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

     (b) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. The Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

     (c) There shall have been no Material Adverse Change in the Company since the date of this Agreement that shall not have been cured by the Closing Date, and the Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

     (d) The Parent shall have received the letters described in Section 5.5 from the Company's independent public accountants.

     SECTION 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

     (a) The representations and warranties of the Parent and Merger Sub set forth herein shall be true and correct as of the date hereof and as of the Effective Time, with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent. The Company shall have received a certificate signed on behalf of the Parent by an authorized signatory of the Parent to such effect.

     (b) The Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date. The Company shall have received a certificate signed on behalf of the Parent by an authorized signatory of the Parent to such effect.

     (c) There shall have been no Material Adverse Change in the Parent since the date of this Agreement that shall not have been cured by the Closing Date, and the Company shall have received a certificate signed on behalf of the Company by an authorized signatory of the Parent to such effect.

                                   ARTICLE 7

                                  TERMINATION

     SECTION 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder
Approval:

     (a) by mutual written consent of the Parent, Merger Sub and the Company;

     (b) by either the Parent or the Company:

          (i) if the Merger shall not have been consummated by June 30, 2003, but the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

          (ii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor (including at any adjournment or postponement thereof);

          (iii) if any Restraint having any of the effects set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable, but the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall have used commercially reasonable efforts to prevent the entry of and to remove such Restraint;

     (c) by the Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform
(i) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b), and

(ii) is incapable of being or has not been cured by the Company within 30 calendar days following its receipt of written notice from the Parent of such breach or failure to perform;

     (d) by the Parent, if (i) there shall be a breach of Section 5.3 that results in a Superior Proposal being made or (ii) the Company's board of directors (or any committee thereof) shall have (whether or not permitted by this Agreement) modified, withdrawn or supplemented their recommendation of this Agreement and the Transactions in a manner adverse to the Parent;

     (e) by the Company, if the Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform
(i) would give rise to the failure of a condition set forth in Section 6.3(a) or 6.3(b), and (ii) is incapable of being or has not been cured by the Parent within 30 calendar days following its receipt of written notice from the Company of such breach or failure to perform;

     (f) by the Company in accordance with Section 5.3(b); provided that, in order for the termination of this Agreement pursuant to this Section 7.1(f) to be deemed effective, the Company shall have complied with all provisions of
Section 5.3, including the notice provisions therein, and with applicable requirements of Section 5.10, including the payment of the Termination Fee; or

     (g) by the Company, within five Business Days following the Record Date, if on or before the Record Date, the Parent has not exercised the option in full to purchase shares of Company Common Stock granted under the Stock Option Agreement, dated as of February 13, 2003, by and between the Company and the Parent.

     SECTION 7.2 Effect of Termination. If this Agreement is terminated by either the Company or the Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Parent or the Company, except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements in this Agreement. The Confidentiality Agreement, the final sentence of Section 5.6, Section 5.10, this Section 7.2 and Article 8 shall survive any termination of this Agreement.

     SECTION 7.3 Procedure for Termination. If a party has a right to terminate this Agreement under Section 7.1, it may only exercise that right by delivering notice to the other parties of such termination, stating the subsection of Section 7.1 providing the basis for such termination and paying any required fees.

                                   ARTICLE 8

                               GENERAL PROVISIONS

     SECTION 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     SECTION 8.2 Amendment. This Agreement may be amended by the parties at any time prior to the Effective Time; provided that after receipt of the Company Stockholder Approval, there shall not be made any amendment that by law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     SECTION 8.3 Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     SECTION 8.4 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by internationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to the Parent or Merger Sub, to:

    Electronics for Imaging, Inc.
    303 Velocity Way
    Foster City, California 94404
    Telecopy No.: 650.357.3776
    Attention: General Counsel

With a copy (which shall not constitute notice) to:

          Richards Layton & Finger P.A.
          One Rodney Square
          Wilmington, Delaware 19899-0551
          Telecopy No.: 302.784.7035
          Attention: Gregory V. Varrallo; and

(b) If to the Company, to:

    Printcafe Software, Inc.
    Forty 24th Street
    Pittsburgh, Pennsylvania 15222
    Telecopy No.: 412.456.1151
    Attention: Chief Executive Officer

With copies (which shall not constitute notice) to:

          Potter Anderson & Corroon LLP
          1513 North Market Street
          Wilmington, Delaware 19801
          Telecopy No.: 302.778.6029
          Attention: Michael B. Tumas; and

          Morgan, Lewis & Bockius LLP
          One Oxford Centre, Thirty Second Floor
          Pittsburgh, Pennsylvania 15219
          Telecopy No.: 412.560.3399
          Attention: Kimberly A. Taylor

     SECTION 8.5  Definitions.  For purposes of this Agreement:

     (a) an "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

     (b) "Business Day" means any day other than Saturday, Sunday or any other day on which banks are legally permitted to be closed in New York.

     (c) "Contract" means any written, oral, electronic or other contract, lease, license, arrangement, commitment, undertaking or understanding (whether or not defenses exist to enforceability)

     (d) "Knowledge" of any Person that is not an individual means the actual knowledge of such Person's executive officers after reasonable inquiry.

     (e) "Material Adverse Change" or "Material Adverse Effect" means, when used in connection with the Company or the Parent, any change, effect, event, occurrence, condition or development or state of facts that (i) is or would reasonably be expected to be materially adverse to the business, assets or results of operations or condition (financial or other) of such party and its Subsidiaries, taken as a whole, or (ii) prevents or materially delays the consummation of the Merger or any other Transactions, in each case, other than any change, effect, event, occurrence, condition or development or state of facts (A) relating to the U.S. economy in general, (B) relating to the industry in which such party operates in general (and not having a materially disproportionate effect on such party relative to most other industry participants), (C) resulting from the announcement or pendency of the Transactions or (D) in respect of decreases in such party's stock price (provided that any effect described in clauses (A), (B) or (C) is direct and that the party claiming such effect shall have the burden of proving such direct effect); provided however, in the case of the Company, none of (x) the acceleration of the maturity date of any of the Company's existing indebtedness,
(y) the delisting of the Company Common Stock from the Nasdaq National Market or
(z) the inclusion of a "going concern" or similar qualification in the audit opinion delivered by the Company's auditors in connection with their report on the Company's financial statements for the year ended December 31, 2002 shall constitute a Material Adverse Effect or a Material Adverse Change.

     (f) "Person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

     (g) a "Subsidiary" of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

     SECTION 8.6 Construction and Interpretation. When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary. Whenever the word "include," "includes" or "including" is used in this Agreement they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. The plural of any defined term shall have a meaning correlative to such defined term, and words denoting any gender shall include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns. A reference to any legislation or to any provision of any legislation shall include any modification, amendment or re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto. If there is an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. Each provision of this Agreement shall be given full separate and independent effect. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as expressly provided in this Agreement, each such provision be read separately, be given independent significance and not be construed as limiting any other provision in this Agreement (whether or not more general or more specific in scope, substance or context). No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction this Agreement.

     SECTION 8.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered (whether delivered by telecopy or otherwise) one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 8.8 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement (including the Exclusivity Letter dated February 12, 2003) and (b) except for the provisions of Section 5.9, are not intended to confer upon any Person, other than the parties, any rights or remedies.

     SECTION 8.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any other choice of law or conflict of law provision or rule (whether of the State of New York or otherwise) that would cause the application of the laws of any jurisdiction, other than the State of New York, except to the extent that the DGCL is mandatorily applicable to the Merger; provided, however, that the laws of the State of Delaware shall govern the relative rights, obligations, powers, duties and other internal affairs of each party and its board of directors.

     SECTION 8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     SECTION 8.11 Enforcement. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware of and for the County of New Castle if any dispute arises out of this Agreement or any of the Transactions; provided that if there is no equitable subject matter jurisdiction in the Court of Chancery, each party consents to submit itself to the personal jurisdiction of such other federal or state court within the State of Delaware having subject matter jurisdiction over such dispute, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the Court of Chancery (or such other court) and (c) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the Court of Chancery of the State of Delaware of and for the County of New Castle; provided, that if the Court of Chancery declines to exercise equitable jurisdiction over any such action (or any part thereof), then each party agrees that it will transfer any such action (or part thereof) only to, or recommence any such action (or part thereof), only in such other federal or state court within the State of Delaware having subject matter jurisdiction over such dispute. EACH OF PARENT, MERGER SUB, AND THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NEGOTIATION OR ENFORCEMENT HEREOF OR THE TRANSACTIONS.

     SECTION 8.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to and shall, subject to the discretion of such court, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

     Each of the Parent, Merger Sub and the Company has caused this Agreement to be duly executed and delivered as of the date first written above.

                                          ELECTRONICS FOR IMAGING, INC.

                                          By:         /s/ GUY GECHT
                                            ------------------------------------
                                              Name: Guy Gecht
                                              Title:   Chief Executive Officer

                                          STRATEGIC VALUE ENGINEERING, INC.

                                          By:       /s/ JOHN RITCHIE
                                            ------------------------------------
                                              Name: John Ritchie
                                              Title:   Vice President

                                          PRINTCAFE SOFTWARE, INC.

                                          By:         /s/ MARC OLIN
                                            ------------------------------------
                                              Name: Marc Olin
                                              Title:   Chief Executive Officer

                                                                         ANNEX B

                          [UBS WARBURG LLC LETTERHEAD]

                                                               February 25, 2003

Special Committee of the Board of Directors
Board of Directors
Printcafe Software, Inc.
Forty 24th Street
Pittsburgh, Pennsylvania 15222

Members of the Special Committee and the Board of Directors:

     We understand that Printcafe Software, Inc., a Delaware corporation (the "Company"), is considering a transaction (the "Transaction") whereby Electronics for Imaging, Inc., a Delaware corporation ("Parent"), will acquire the Company. Pursuant to the terms of the Agreement and Plan of Merger, to be dated as of February 26, 2003 (the "Merger Agreement"), by and among the Company, Parent and Strategic Value Engineering, Inc., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of the Parent, among other things, (i) Merger Sub will merge with and into the Company (the "Merger"), and (ii) in connection with the Merger, each issued and outstanding share of common stock, par value $0.0001 per share (the "Company Common Stock"), of the Company (other than Dissenting Shares (as defined in the Merger Agreement) and shares, if any, owned by the Company, Merger Sub or Parent) will be converted into the right to receive either (A) $2.60 in cash, without interest (the "Cash Consideration"), or (B) a number of shares of common stock, par value $.01 per share (the "Parent Common Stock"), of Parent equal to the quotient obtained by dividing $2.60 by the Closing Parent Share Value (as defined in the Merger Agreement)(the "Stock Consideration"). The Cash Consideration and the Stock Consideration are referred to herein as the "Merger Consideration." The Merger Agreement provides the holders of Company Common Stock with the ability to elect to receive the Merger Consideration either in the form of the Cash Consideration or the Stock Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested our opinion as to the fairness from a financial point of view to the holders of Company Common Stock (other than Parent and its affiliates) of the Merger Consideration to be received by such holders in the Merger. Our opinion addresses the aggregate value to be received by holders of the Company Common Stock as a whole, without regard to the individual's size of holdings, and we are not opining on the particular situations of specific shareholders, including Creo Inc. and its affiliates and those shareholders distinguished by size of position or other factors.

     UBS Warburg LLC has acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction. UBS Warburg LLC will receive a fee from the Company for its services, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon delivery of this opinion. In the past, UBS Warburg LLC and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services, including acting as lead manager for the Company's initial public offering in June 2002. In the ordinary course of business, UBS Warburg LLC, its successors and affiliates may trade or have traded securities of the Company, Parent and/or Creo Inc. for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion does not address the Company's underlying business decision to effect the Transaction or the Merger or constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger Agreement or any other matter. We have not been asked to, nor do we offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. We express no opinion as what the value of Parent Common Stock will be when issued pursuant to the Merger Agreement or the prices at which it will trade in the future. In addition, we express no opinion as to whether certain holders of significant numbers of shares of Company Common Stock could sell such shares for more consideration per share than the Merger Consideration in privately negotiated transactions. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that the Company, Parent and Merger Sub will comply with all the material terms of the Merger Agreement. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company and Parent, (ii) reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Stock, (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts for fiscal 2003 prepare by management of the Company, that were provided to us by the Company and not publicly available, (iv) reviewed certain publicly available research analysts' estimates of Parent's future performance, (v) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company, (vi) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company and Parent, (vii) reviewed publicly available financial data with respect to certain other transactions in lines of business we believe generally comparable to those of the Company, (viii) reviewed drafts of the Merger Agreement, and (ix) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

     In addition, in connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, at your direction, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates for fiscal 2003 provided to us by the Company and referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to future performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock (other than Parent and its affiliates) in the Merger is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          UBS Warburg LLC

                                                                         ANNEX C

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

             (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

             (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

             (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

             (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest that the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

             (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

             (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

             (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

             (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                     PROXY

                            PRINTCAFE SOFTWARE, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

     The undersigned hereby appoints Marc D. Olin and Joseph J. Whang, or either of them, as proxies, with full power of substitution, to vote all shares of common stock which the undersigned is entitled to vote at a Special Meeting of
Stockholders of Printcafe Software, Inc. to be held on             , 2003, or at
any postponements or adjournments thereof, as specified on the other side, and to vote in his discretion on such other business as may properly come before the meeting and any adjournments thereof.

                        PLEASE PROMPTLY PLACE YOUR VOTE
                      (SEE REVERSE SIDE FOR INSTRUCTIONS)

                            PRINTCAFE SOFTWARE, INC.
            PLEASE MARK YOUR VOTE IN THE BOX IN THE FOLLOWING MANNER
                            USING DARK INK ONLY. [X]

     The Board of Directors recommends a vote FOR Items 1 and 2.

     1.  Adoption of the Agreement and Plan of Merger, dated as of February   ,
2003, by and among Electronics for Imaging, Inc., Strategic Value Engineering, Inc. and Printcafe Software, Inc.

          [ ] For                [ ] Against               [ ] Abstain

     2.  Granting proxies discretionary authority.

          [ ] For                [ ] Withheld

                                      --------------------------------------------
                                      SIGNATURE                    DATE

                                      --------------------------------------------
                                      SIGNATURE (IF HELD JOINTLY)      DATE

     Note: Please sign as name appears on this proxy. Joint owners should each sign. When signing as attorney, executor, trustee or guardian, please give full title.

                              FOLD AND DETACH HERE

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the General Corporation Law of the State of Delaware, Electronics for Imaging, Inc., a Delaware corporation ("EFI"), has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933 (the "Securities Act"). EFI's Amended and Restated Certificate of Incorporation requires EFI to indemnify its directors and officers to the fullest extent permitted by Delaware law. EFI's Amended and Restated Bylaws require EFI to indemnify any persons by reason of the fact that he or she is or was a director, officer, employee or agent of EFI, or is or was serving at the request of EFI, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of EFI and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided that if an action or suit is by or in the right of EFI against such director, officer, employee or agent of EFI and such person is adjudged to be liable to EFI then EFI shall only indemnify such person to the extent that the court in which such action or suit is brought shall have determined that such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     EFI has entered into indemnity agreements with each of its directors and executive officers. Such indemnity agreements contain provisions which are in some respects broader than the specific indemnification provisions contained in Delaware law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  2.1     Agreement and Plan of Merger, dated as of February 26, 2003, by and among EFI, Strategic Value Engineering, Inc. and
          Printcafe Software, Inc.(1)
  5.1     Opinion of Richards Layton & Finger P.A.
 23.1     Consent of PricewaterhouseCoopers LLP
 23.2     Consent of Ernst & Young LLP
 23.3     Consent of Richards Layton & Finger P.A. (contained in
          Exhibit 5.1)
 24.1     Power of Attorney (included at Page II-3)
 99.1     Consent of UBS Warburg LLC
99.2*     Form of Election
99.3*     Form of Notice of Guaranteed Delivery

 *  To be filed by amendment.

(1) Incorporated by reference from Exhibit 10 to Amendment No. 2 to the Schedule 13D filed by EFI with the Securities and Exchange Commission (the "Commission") on February 26, 2003.

    (B) FINANCIAL STATEMENT SCHEDULES.

     Schedule II -- Valuation and Qualifying Accounts is incorporated by reference from EFI's Annual Report on Form 10-K (File No. 0-18805) for the year ended December 31, 2001.

(C) REPORTS, OPINIONS OR APPRAISALS.

     The opinion of UBS Warburg LLP is included as Annex B to the proxy statement-prospectus that forms a part of this registration statement.

ITEM 22.  UNDERTAKINGS.

     EFI hereby undertakes:

          (1) to file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (x) to include any prospectus required by Section 10(a)(3) of the Securities Act; (y) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent change in the maximum aggregate offering price set forth in "Calculation of the Registration Fee" table in the effective Registration Statement; (z) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided however that paragraphs (1)(x) and (1)(y) do not apply if the information required to be included in a post effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by EFI pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this registration statement.

          (2) that, for purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

          (4) that, for purposes of determining any liability under the Securities Act, each filing of EFI's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

          (6) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

          (7) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of EFI pursuant to the foregoing provisions, or otherwise, EFI has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by EFI of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, EFI will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, EFI has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Foster City, State of California, on March 20, 2003.

                                          ELECTRONICS FOR IMAGING, INC.

                                          By:       /s/ JOSEPH CUTTS
                                            ------------------------------------
                                                        Joseph Cutts
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Joseph Cutts, John Ritchie and Jim Etheridge, his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (and registration statements filed pursuant to Rule 462(b) related to this registration statement), and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----

                  /s/ GILL COGAN                                  Director                March 20, 2003
 ------------------------------------------------
                    Gill Cogan

                 /s/ JOSEPH CUTTS                       Chief Financial Officer (and      March 20, 2003
 ------------------------------------------------      Principal Accounting Officer)
                   Joseph Cutts

              /s/ JEAN LOUIS GASSEE                               Director                March 20, 2003
 ------------------------------------------------
                Jean Louis Gassee

                  /s/ GUY GECHT                         Chief Executive Officer and       March 20, 2003
 ------------------------------------------------                 Director
                    Guy Gecht

               /s/ JAMES S. GREENE                                Director                March 20, 2003
 ------------------------------------------------
                 James S. Greene

                  /s/ DAN MAYDAN                                  Director                March 20, 2003
 ------------------------------------------------
                    Dan Maydan

               /s/ FRED ROSENZWEIG                   President, Chief Operating Officer   March 20, 2003
 ------------------------------------------------               and Director
                 Fred Rosenzweig

             /s/ THOMAS I. UNTERBERG                              Director                March 20, 2003
 ------------------------------------------------
               Thomas I. Unterberg

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  2.1     Agreement and Plan of Merger, dated as of February 26, 2003, by and among EFI, Strategic Value Engineering, Inc. and
          Printcafe Software, Inc.(1)
  5.1     Opinion of Richards Layton & Finger, P.A.
 23.1     Consent of PricewaterhouseCoopers LLP
 23.2     Consent of Ernst & Young LLP
 23.3     Consent of Richards Layton & Finger P.A. (contained in
          Exhibit 5.1)
 24.1     Power of Attorney (included at Page II-3)
 99.1     Consent of UBS Warburg LLC
 99.2*    Form of Election
 99.3*    Form of Notice of Guaranteed Delivery

---------------

 *  To be filed by amendment.

(1) Incorporated by reference from Exhibit 10 to Amendment No. 2 to the Schedule 13D filed by EFI with the SEC on February 26, 2003.